As Confidentially Submitted with the Securities and Exchange Commission on August 6, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Resource Real Estate Innovation Office REIT, Inc.

(Exact name of registrant as specified in its charter)

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

(215) 231-7050

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Alan F. Feldman

Chief Executive Officer

Resource Real Estate Innovation Office REIT, Inc.

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

(215) 231-7050

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lauren Burnham Prevost, Esq.

Heath D. Linsky, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if smaller reporting company)	Smaller Reporting Company	☒

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $0.01 par value per share (2)			$1,000,000,000	$ 128,800
Class A Shares	—	$15.00	—	—
Class T Shares	—	$15.00	—	—
Common Stock, $0.01 par value per share (3)		$14.25	$ 100,000,000	$ 12,880

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457.
(2)	Represents shares issuable pursuant to the registrant’s primary offering.
(3)	Represents shares issuable pursuant to the registrant’s distribution reinvestment plan.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED AUGUST 6, 2014

Maximum Offering—$1,100,000,000 of Shares of Class A Common Stock and Class T Common Stock

Minimum Offering—$2,000,000 of Shares of Class A Common Stock

Resource Real Estate Innovation Office REIT, Inc. is a recently formed Maryland corporation that intends to invest in office properties primarily serving innovative tenants where we believe that rents will grow at rates higher than the overall office market and such properties will provide relatively higher risk-adjusted returns. We will target cities that attract a young, creative and educated labor pool and provide an affordable, high quality of life. We seek to acquire office buildings that cater to tenants in innovative industries such as the technology sector. Our targeted portfolio will consist of both equity and debt interests in office buildings.

We believe that the rapidly changing nature of work to more creative endeavors present numerous opportunities within the office industry today and will continue to present themselves over the next few years to real estate investors who possess the following characteristics: (i) strong management platforms specializing in operational and financial performance optimization, (ii) extensive experience in office investing, (iii) financial sophistication allowing them to benefit from complex opportunities, (iv) a deep understanding of the structural shifts in the U.S. and global economy and workforce and shift towards the innovative nature of future work and (v) the overall scale and breadth of a national real estate platform in both the equity and debt markets. We believe that our strategy that selectively invests in cities and submarkets with significant exposure to a growing employment base of innovative companies will generate current income and attractive risk adjusted long term growth through asset appreciation and rental growth. We intend to qualify as a real estate investment trust (“REIT”), beginning with the taxable year that will end December 31, 2015, or the first year that we commence material operations. We are an “emerging growth company” under federal securities laws.

We are offering up to $1,100,000,000 of shares of our common stock, consisting of up to $1,000,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on a “best efforts” basis through Resource Securities, Inc., our dealer manager. “Best efforts” means that our dealer manager is not obligated to purchase any specific number or dollar amount of shares. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. The share classes have different sales commissions and dealer manager fees, and there will be an ongoing distribution fee with respect to Class T shares. The initial offering price for the shares in the primary offering shall be $15.00 per Class A share and $15.00 per Class T share. We reserve the right to reallocate the shares of common stock we are offering between the Class A Shares and the Class T Shares and between our primary offering and our distribution reinvestment plan.

We will determine our net asset value, or NAV, on a date not later than 18 months after the month in which our initial public offering being conducted by this prospectus ends (or earlier if deemed advisable by our board of directors or required by applicable regulations). In the event we determine our NAV during the period of this offering, we will adjust the offering price per share accordingly.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 25 to read about risks you should consider before buying shares of our common stock. These risks include the following:

•

No public market currently exists for our shares of common stock which are illiquid, and our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date nor list our shares on an exchange by a specified date. If you purchase shares in this offering, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.

•

We set the offering price arbitrarily. This price is unrelated to the book or net value of our assets or to our expected operating income. You will experience substantial dilution in the net tangible book value of your shares equal to the offering costs associated with your shares.

•

We have no operating history, and as of the date of this prospectus, our total assets consist of our advisor’s initial investment in us of $200,000. We have not identified any financing sources or investments to acquire with the proceeds from this offering and are considered to be a blind pool. In addition, you will not have the opportunity to evaluate our investments before we make them.

•

We are dependent on our advisor and its affiliates, and their key personnel to select investments and conduct our operations and this offering. Adverse changes in the financial condition of our advisor or our relationship with our advisor or its key personnel could adversely affect us.

•

There are substantial conflicts among the interests of our investors, our interests and the interests of our advisor, sponsor, dealer manager and our respective affiliates, including executive officer and some of our directors, regarding compensation, including compensation which may be required to be paid to our advisor if our advisor is terminated, investment opportunities and management resources. The agreements governing the fees we pay to affiliates were not all determined on an arms-length basis and may require us to pay more than we would if we were only using unaffiliated third parties.

•	We may lack diversification if we do not raise substantially more than the minimum offering.

•

There are restrictions on the ownership and transferability of our shares of common stock, including due to certain REIT requirements. If we fail to qualify as a REIT, the amount of income available for distributions to be paid to you would be reduced.

•	We expect to incur debt, which could adversely impact your investment if the value of the property securing the debt falls or if we are forced to refinance the debt during adverse economic conditions.

•

Our charter permits us to pay distributions from any source without limitation, including from offering proceeds, borrowings, sales of assets or waivers or deferrals of fees otherwise owed to our advisor. Any distributions from sources other than cash flow from operations may reduce the amount of capital we ultimately invest in real estate and negatively impact the value of your investment. As a result, the amount of distributions paid at any time may not reflect the performance of our properties or our cash flow from operations.

•	We may change our targeted investments without stockholder consent, which could result in investments that are different from those described in this prospectus.

•	Some of the other programs sponsored by our sponsor have experienced adverse business developments or conditions.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of our common stock, determined if this prospectus is truthful or complete or passed on or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment.

	Price to Public(1)	Selling Commissions(2)	Dealer Manager Fee(2)	Net Proceeds (Before Expenses)(1)(3)
Primary Offering
Per Class A Share	$15.00	$1.05	$0.45	$13.50
Per Class T Share	$15.00	$0.30	$0.45	$14.25
Total Minimum	$2,000,000	$140,000	$60,000	$1,800,000
Total Maximum	$1,000,000,000	$70,000,000	$30,000,000	$900,000,000
Distribution Reinvestment Plan
Per Class A Share	$14.25	$ —	$ —	$14.25
Per Class T Share	$14.25	$ —	$ —	$14.25
Maximum Offering	$100,000,000	$ —	$ —	$100,000,000
Total Maximum Offering (Primary and Distribution Reinvestment Plan)	$1,100,000,000	$70,000,000	$30,000,000	$1,100,000,000

(1)	The table assumes that all of the primary offering gross proceeds come from sales of Class A shares. We reserve the right to reallocate shares being offered between Class A shares and Class T shares and between the primary offering and the distribution reinvestment plan.
(2)	The table excludes the distribution fees for Class T shares, which will be paid over time and may be paid from offering proceeds or other sources. With respect to Class T shares, we will pay our dealer manager a distribution fee that accrues daily equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the NAV for the Class T shares) on a continuous basis from year to year. We will continue paying distribution fees with respect to all Class T shares sold in this offering until the earlier to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) there are no longer any Class T shares outstanding. No selling commissions, dealer manager fees or distribution fees will be paid on shares under the distribution reinvestment plan. Additional discounts are available for some categories of investors. Reductions in commissions and fees will result in corresponding reductions in the purchase price.
(3)	Proceeds are calculated before deducting issuer costs other than selling commissions and the dealer manager fee. These issuer costs are expected to consist of, among others, expenses of our organization and offering. See the “Plan of Distribution” section of the prospectus.

The dealer manager, Resource Securities, Inc., our affiliate, is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $2,500. We will not sell any shares unless we raise gross offering proceeds of $2,000,000, including shares purchased by our directors, officers and advisor, and their respective affiliates by [                    ], 2016. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, NA, in trust for our subscribers’ benefit, pending release to us. If we do not raise gross offering proceeds of $2,000,000 by [                    ], 2016, we will promptly return all funds in the escrow account (including interest), and we will stop selling shares. We will not deduct any fees if we return funds from the escrow account.

The date of this prospectus is             .

SUITABILITY STANDARDS

The shares we are offering through this prospectus are suitable only as a long-term investment for persons of adequate financial means and who have no need for liquidity in this investment. Because there is no public market for our shares, you will have difficulty selling your shares.

In consideration of these factors, we have established suitability standards for investors in this offering and subsequent purchasers of our shares. These suitability standards require that a purchaser of shares have either:

•	a net worth of at least $250,000; or

•	gross annual income of at least $70,000 and a net worth of at least $70,000.

In addition, the states listed below have established suitability requirements that are more stringent than ours and investors in these states are directed to the following special suitability standards:

•

Kansas and Maine—It is recommended by the office of the Kansas Securities Commissioner and the Maine Office of Securities that Kansas and Maine investors, respectively, not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments.

•	North Dakota and Nebraska—Investors must have a net worth of at least 10 times their investment in us.

•	Kentucky, Oregon and Tennessee—Investors must have a liquid net worth of at least 10 times their investment in us.

•

Iowa—In addition to the general suitability standards listed above, an Iowa investor must have either (a) a minimum net worth of $300,000 (exclusive of home, auto and furnishings) or (b) a minimum annual income of $70,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, Iowa recommends that an investor’s total investment in this offering or any of its affiliates and any other non-exchange traded REIT, not exceed 10% of the Iowa resident’s liquid net worth. “Liquid net worth” for purposes of this investment shall consist of cash, cash equivalents and readily marketable securities.

•	Massachusetts—Investors must have a liquid net worth of at least 10 times their investment in us and other illiquid direct participation program investments.

•	New Jersey—Investors must have a liquid net worth of at least 10 times their investment in us, our affiliates, and other direct participation programs.

•	New Mexico—Investors must have a liquid net worth of at least 10 times their investment in us, our affiliates and other similar direct participation programs.

•	Ohio—Investors must have a liquid net worth of at least 10 times their investment in us, our affiliates and other non-traded real estate investment programs.

•	Alabama—Investors must have a liquid net worth of at least 10 times their investment in us and our affiliates.

In addition, because the minimum offering amount is less than $150 million, Pennsylvania investors are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of subscriptions.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. As used above, liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

i

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution—Suitability Standards” for a detailed discussion of the determinations regarding suitability that we require.

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including the information set forth in “Risk Factors,” for a more complete understanding of this offering. Except where the context suggests otherwise, the terms “we,” “us” and “our” refer to Resource Real Estate Innovation Office REIT, Inc. and its subsidiaries; “Operating Partnership” refers to our operating partnership, RRE Innovation Office OP, LP; “advisor” refers to RRE Innovation Office Advisor, LLC; “RRE Innovation Office Manager” refers to our property manager, RRE Innovation Office Manager, LLC; “Resource Real Estate” refers to our sole sponsor, Resource Real Estate, Inc.; and “Resource America” refers to Resource America, Inc., the parent corporation of our sponsor.

What is Resource Real Estate Innovation Office REIT, Inc.?

Resource Real Estate Innovation Office REIT, Inc. is a recently formed Maryland corporation that intends to invest in office properties primarily serving innovative tenants where we believe that rents will grow at rates higher than the overall office market and such properties will provide relatively higher risk-adjusted returns. We will target cities that attract a young, creative and educated labor pool and provide an affordable, high quality of life. We seek to acquire office buildings that cater to tenants in innovative industries such as the technology sector. Our targeted portfolio will consist of both equity and debt interests in office buildings.

We believe that the rapidly changing nature of work in the United States to more creative endeavors present numerous opportunities within the office industry today and will continue to present themselves over the next few years to real estate investors who possess the following characteristics: (i) strong management platforms specializing in operational and financial performance optimization, (ii) extensive experience in office investing, (iii) financial sophistication allowing them to benefit from complex opportunities, (iv) a deep understanding of the structural shifts in the U.S. and global economy, workforce and shift towards the innovative nature of future work and (v) the overall scale and breadth of a national real estate platform in both the equity and debt markets. We believe that our strategy that selectively invests in cities and submarkets with significant exposure to a growing employment base of innovative companies will generate current income and attractive risk adjusted long term growth through asset appreciation and rental growth.

Our mailing address is 1845 Walnut Street, 18th Floor, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 231-7050, our fax number is (215) 640-6320 and our email address is [info@resourcereit.com]. We also maintain an Internet site at http://www.            .com at which there is additional information about us and our affiliates, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

We were incorporated in the State of Maryland on June 25, 2014 and we currently do not own any real estate assets. We intend to qualify as a REIT beginning with the taxable year that will end December 31, 2015, or the first year that we commence material operations. Because we have not yet identified any specific assets to acquire, we are considered to be a blind pool.

Our external advisor, RRE Innovation Office Advisor, LLC, will conduct our operations and manage our portfolio of real estate investments, all subject to the supervision of our board of directors. We have no paid employees.

What is a REIT?

In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for real estate investments;

•	allows individual investors to invest in a professionally managed, large-scale, diversified real estate portfolio through the purchase of interests, typically shares, in the REIT;

•	is required to pay distributions to investors of at least 90% of its annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain); and

•

avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied.

However, under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), REITs are subject to numerous organizational and operational requirements. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

What is your investment approach for this real estate program?

We believe that the nature of work in the U.S. is changing—including who is working, how they are working and where they are working. Technology—and the people and companies who create it—is the driving force behind this change. A “creative class” of young and educated workers has emerged, and the growing companies seeking to attract these creative workers recognize that in order for these people to be creative, they must be located in an office environment that encourages innovation, one that is “wired,” open, collaborative, flexible, inviting, authentic and modern. The Real Estate Innovation Office REIT seeks to address the next generation of office space needs of these innovative companies and their employees, who are creating technological advances for today and tomorrow. We intend to invest primarily in office buildings currently providing space to innovative companies and office buildings in locations desired by current or future innovative companies that we will renovate and upgrade in order to better service companies engaged in innovation in order to increase rents. We may also invest in office properties serving traditional office tenants and make investments in loans secured by these types of properties.

Are there any risks involved in an investment in your shares?

Investing in our common stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus beginning on page 25, which contains a detailed discussion of the material risks that you should consider before you invest in our common stock. Some of the more significant risks relating to an investment in our shares include the following:

•

No public market currently exists for our shares of common stock which are illiquid, and our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date nor list our shares on an exchange by a specified date. If you purchase shares in this offering, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.

•

We set the offering price arbitrarily. This price is unrelated to the book or net value of our assets or to our expected operating income. You will experience substantial dilution in the net tangible book value of your shares equal to the offering costs associated with your shares.

•

We have no operating history, and as of the date of this prospectus, our total assets consist of our advisor’s initial investment in us of $200,000. We have not identified any financing sources or investments to acquire with the proceeds from this offering and are considered to be a blind pool. In addition, you will not have the opportunity to evaluate our investments before we make them.

•

We are dependent on our advisor and its affiliates, and their key personnel to select investments and conduct our operations and this offering. Adverse changes in the financial condition of our advisor or our relationship with our advisor or its key personnel could adversely affect us.

•

There are substantial conflicts among the interests of our investors, our interests and the interests of our advisor, sponsor, dealer manager and our respective affiliates, including executive officer and some of our directors, regarding compensation, including compensation which may be required to be paid to our advisor if our advisor is terminated, investment opportunities and management resources. The agreements governing the fees we pay to affiliates were not all determined on an arms-length basis and may require us to pay more than we would if we were only using unaffiliated third parties.

•	We may lack diversification if we do not raise substantially more than the minimum offering.

•

There are restrictions on the ownership and transferability of our shares of common stock, including due to certain REIT requirements. If we fail to qualify as a REIT, the amount of income available for distributions to be paid to you would be reduced.

•	We expect to incur debt, which could adversely impact your investment if the value of the property securing the debt falls or if we are forced to refinance the debt during adverse economic conditions.

•

Our charter permits us to pay distributions from any source without limitation, including from offering proceeds, borrowings, sales of assets or waivers or deferrals of fees otherwise owed to our advisor. Any distributions from sources other than cash flow from operations may reduce the amount of capital we ultimately invest in real estate and negatively impact the value of your investment. As a result, the amount of distributions paid at any time may not reflect the performance of our properties or our cash flow from operations.

•	We may change our targeted investments without stockholder consent, which could result in investments that are different from those described in this prospectus.

•	Some of the other programs sponsored by our sponsor have experienced adverse business developments or conditions.

What are your investment objectives?

Our principal investment objectives are to:

•	preserve, protect and return your capital contribution;

•	provide current income to you in the form of cash distributions through increased cash flow from operations or targeted asset sales;

•	realize growth in the value of our investments; and

•

enable you to realize a return of your investment by either liquidating our assets or listing our shares on a national securities exchange within three to seven years after the termination of this primary offering.

See the “Investment Objectives and Policies” section of this prospectus for a more complete description of our investment policies and charter-imposed investment restrictions.

What is the role of the board of directors?

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. We expect to have five members on our board of directors, three of whom will be independent of our advisor and its affiliates. Our charter will require that a majority of our directors be independent of our advisor. Our directors are elected annually by the stockholders.

Who is your advisor?

RRE Innovation Office Advisor, LLC is our advisor. Our advisor is a limited liability company that was formed in the State of Delaware on June 24, 2014. Our advisor has no operating history and no experience managing a public company. However, our advisor will provide substantive advisory services to us and will be supported by our sponsor, Resource Real Estate, Inc., and its personnel in providing such services to us. See below for a description of our sponsor, Resource Real Estate, Inc.

Will your advisor make an investment in us?

Yes. In order to more closely align our investment objectives and goals with those of our advisor, prior to the termination of this offering, our advisor will invest 1% of the first $100,000,000 invested in us by non-affiliated investors in this offering, or up to $1,000,000. Previously, our advisor invested $200,000 in us through the purchase of 14,814.82 shares of our common stock at $13.50 per share.

What will the advisor do?

Our advisor will manage our day-to-day operations and our portfolio of real estate investments, and will provide asset-management, marketing, investor relations and other administrative services on our behalf, all subject to the supervision of our board of directors. We expect to enter into a management agreement with RRE Innovation Office Manager, our affiliate, to provide property management services for most, if not all, of the properties or other real estate-related assets we acquire, provided our advisor is able to control the operational management of such acquisitions. RRE Innovation Office Manager may subcontract with an affiliate or third party to provide day-to-day property management, construction management or other property specific functions, as applicable, for the properties it manages.

Our sponsor, Resource Real Estate, and its team of real estate professionals, including Jonathan Z. Cohen, Alan F. Feldman and Kevin M. Finkel, acting through our advisor, will make most of the decisions regarding the selection, negotiation, financing and disposition of real estate investments. A majority of our board of directors and a majority of the independent directors will approve significant proposed real estate property investments and real estate-related debt investments.

What is the experience of your sponsor?

We believe Resource Real Estate and its affiliates have a significant amount of experience in buying, managing, operating and disposing of office investments and significant relationships in the real estate markets that we believe put our advisor in an excellent position to operate and manage our company. Specifically, our advisor believes that the following entities and factors highlight the resources that it may use to compete in the office marketplace:

•	Resource Real Estate currently manages a portfolio of real estate assets valued at approximately $2.6 billion as of March 31, 2014.

•

Resource Real Estate and its affiliates have been active in the office market since 1993, acquiring and disposing of investments representing over $500 million of assets through March 31, 2014. Our advisor uses Resource Real Estate’s knowledge and experience in the office marketplace to assist us in meeting our investment objectives.

•

Resource Real Estate manages a portfolio of over $ 1.2 billion in aggregate principal amount of mortgage assets and related property interests as of March 31, 2014, for Resource Capital Corp. (“Resource Capital”), a New York Stock Exchange publicly-traded REIT that it externally manages.

•

In order to more closely align our investment objectives and goals with those of our advisor, prior to the termination of our initial public offering, our advisor has agreed to invest 1% of the first $100,000,000 invested in us by non-affiliated investors, or up to $1,000,000.

Who is the parent of your sponsor and what experience does it have in the real estate market?

Resource America is the parent corporation of our sponsor. Resource America is a publicly-traded corporation listed on the Nasdaq Global Select Market under the symbol “REXI.” Resource America is an asset management company that specializes in real estate and credit investments. Resource America’s objective is to be best in class among asset managers in the real estate and credit sectors as measured by returns to investors and the quality of the funds and businesses it manages. Resource America’s investments emphasize consistent value and long-term returns with an income orientation. As of March 31, 2014, Resource America had $17.8 million of assets under management. Previously, Resource America sponsored (i) Resource Capital, a New York Stock Exchange publicly-traded REIT, Corp. (“Resource Capital”) in 2005, (ii) a non-traded REIT, Resource Real Estate Opportunity REIT, Inc. (“Resource Opportunity REIT”) that commenced a private offering in September 2009 followed by a public offering that commenced in June 2010 and terminated in December 2013, and (iii) a non-traded REIT, Resource Real Estate Opportunity REIT II, Inc. (“Resource Opportunity REIT II”) that commenced a public offering in February 2014.

Q: Why are we offering two classes of our common stock?

A: We are offering two classes of our common stock in order to provide investors with more flexibility in making their investment in us. Investors can choose to purchase shares of either class of common stock in the offering. Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to the common stockholders for approval, including election of directors. The differences between each class relate to the stockholder fees and selling commissions payable in respect of each class.

Q: What is the difference between the Class A and Class T shares being offered?

A: We are publicly offering two classes of shares, Class A shares and Class T shares, at the initial offering price of $15.00 per Class A share and $15.00 per Class T share for the primary offering, and $14.25 per Class A share and $14.25 per Class T share for the distribution reinvestment plan. The share classes have different selling commissions, and there will be an ongoing distribution fee with respect to Class T shares. Specifically, we will pay to our dealer manager a sales commission of up to 7.0% of gross proceeds from the sale of Class A shares sold in the primary offering. For Class T shares sold in the primary offering, we will pay a sales commission of up to 2.0% of gross proceeds. We will pay our dealer manager a dealer manager fee of up to 3.0% of proceeds from the primary offering of Class A and Class T shares. In addition, for Class T shares, we will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the NAV for the Class T shares) on a continuous basis from year to year. We will continue paying the distribution fees with respect to Class T shares sold in this offering until the earlier to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) upon the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the primary offering, or (iii) such Class T shares no longer being outstanding. We will not pay the distribution fee with respect to Class T shares issued under our distribution reinvestment plan. See “Description of Securities” and “Plan of Distribution” for a discussion of the differences between our classes of shares.

The fees and expenses listed above will be allocated on a class-specific basis. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Specifically, distributions on Class T shares will likely be lower than distributions on Class A shares because Class T shares are subject to ongoing distribution fees.

Class A shares and Class T shares each are available for purchase by the general public through different distribution channels. Only Class A shares are available for purchase in this offering by our executive officers and board of directors and their immediate family members, as well as officers and employees of the advisor and other affiliates of the advisor and their immediate family members and, if approved by our management, joint venture partners, consultants and other service providers.

Q: How should an investor determine which class of common stock to invest in?

A: When selecting between our Class A shares and Class T shares, you should consider, among other things, whether you would prefer an investment with higher upfront fees and commissions and likely higher current distributions (Class A shares) versus an investment with lower upfront fees and commissions but likely lower current distributions due to an ongoing distribution fee (Class T shares). In addition, for the same investment amount, you will receive more Class T shares than you would if you purchased Class A shares, due to the differences in the purchase prices of the Class A shares and Class T shares. Furthermore, you should consider whether you qualify for any volume discounts if you choose to purchase Class A shares. Please review the more detailed description of our classes of shares in the section entitled “Description of Shares” in this prospectus, and consult with your financial advisor before making your investment decision.

Will you use leverage?

We may use leverage for our assets and may obtain such leverage in one of three ways: (1) individual investment financing; (2) REIT-level financing; and (3) seller financing. Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our borrowings would be in excess of 300% of our net assets (equivalent to 75% of the cost of our gross tangible assets) unless a majority of our independent directors find substantial justification for borrowing a greater amount. Examples of such a substantial justification include obtaining funds for the following: (i) to repay existing obligations, (ii) to pay sufficient distributions to maintain REIT status, or (iii) to buy an asset where an exceptional acquisition opportunity presents itself and the terms of the debt agreement and the nature of the asset are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. Based on current lending market conditions, we expect to leverage our assets so that our total liabilities do not exceed approximately 50% of our assets.

How will you structure the ownership and operation of your assets?

We plan to own substantially all of our assets and conduct our operations through RRE Innovation Office OP, LP, which we refer to as our Operating Partnership in this prospectus. We are the sole general partner of our Operating Partnership and, as of the date of this prospectus, our wholly owned subsidiary, RRE Innovation Office Holdings, LLC, is the sole limited partner of our Operating Partnership. We will present our financial statements, operating partnership income, expenses, and depreciation on a consolidated basis with RRE Innovation Office Holdings, LLC and our Operating Partnership. Neither subsidiary will file a federal income tax return. All items of income, gain, deduction (including depreciation), loss and credit will flow through our Operating Partnership and RRE Innovation Office Holdings, LLC to us as each of these subsidiary entities will be 100% owned, either directly or indirectly, by us. These tax items will not generally flow through us to our investors however. Rather, our net income and net capital gain will effectively flow through us to the stockholders as and when dividends are paid to our stockholders. Because we plan to conduct substantially all of our operations through our Operating Partnership, we are considered an UPREIT.

What is an “UPREIT”?

UPREIT stands for “Umbrella Partnership Real Estate Investment Trust.” An UPREIT is a REIT that holds all or substantially all of its properties through a partnership in which the REIT holds a general partner or limited partner interest, approximately equal to the value of capital raised by the REIT through sales of its capital stock.

Using an UPREIT structure may give us an advantage in acquiring properties from persons who may not otherwise sell their properties because of unfavorable tax results. Generally, a sale of property directly to a REIT is a taxable transaction to the selling property owner. In an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of his property may transfer the property to the UPREIT in exchange for limited partnership units in the partnership and defer taxation of gain until the seller later exchanges his limited partnership units on a one-for-one basis for REIT shares or for cash pursuant to the terms of the limited partnership agreement.

What is an “emerging growth company” and what is its impact on us?

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. We have, however, elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. This election is irrevocable. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”), and will not be for so long as our shares of common stock are not traded on a securities exchange, we are not subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. In addition, so long as we are externally managed by our advisor, we do not expect to be required to seek stockholder approval of executive compensation and “golden parachute” compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act. We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30.

What conflicts of interest will your advisor face?

Our advisor and its affiliates will experience conflicts of interest in connection with the management of our business. Most of our executive officers, our non-independent directors and our key real estate professionals will face these conflicts because of their affiliation with our advisor and other Resource Real Estate-sponsored programs. Some of the material conflicts that our advisor and its affiliates will face include the following:

•

Our sponsor and its team of real estate professionals at our advisor must determine which investment opportunities to recommend to us or another Resource Real Estate-sponsored program or joint venture or affiliate of our sponsor;

•	The real estate professionals employed by our sponsor and Resource America provide services for those companies and Resource Capital as well as our company;

•

Our sponsor and its team of real estate professionals at our advisor and its affiliates (including our dealer manager, Resource Securities) will have to allocate their time between us and other real estate programs and activities in which they are involved;

•	Our sponsor and its team of real estate professionals at our advisor may structure the terms of joint ventures between us and other Resource Real Estate-sponsored programs;

•

Our advisor and its affiliates must determine which property and leasing managers to retain and may retain RRE Innovation Office Manager, an affiliate, to manage and lease some or all of our properties and to manage our real estate-related debt investments;

•

Our advisor and its affiliates will receive fees in connection with transactions involving the purchase, management and sale of our assets regardless of the quality of the asset acquired or the services provided to us;

•	Our advisor and its affiliates, including our dealer manager, Resource Securities, will also receive fees in connection with our offerings of equity securities;

•

The negotiations of the advisory agreement, the dealer manager agreement and the management agreement (including the substantial fees our advisor and its affiliates will receive thereunder) were not at arm’s length; and

•

We may internalize our management by acquiring assets and the key real estate professionals at our advisor and its affiliates for consideration that would be negotiated at that time. The payment of such consideration could result in dilution to your interest in us and could reduce the net income per share and funds from operations per share attributable to your investment. Additionally, in an internalization transaction, the real estate professionals at our advisor that become our employees may receive more compensation than they receive from our advisor or its affiliates. These possibilities may provide incentives to our advisor or these individuals to pursue an internalization transaction rather than an alternative strategy, even if such alternative strategy might otherwise be in our stockholders’ best interests.

See the “Conflicts of Interest” section of this prospectus for a detailed discussion of the various conflicts of interest relating to your investment, as well as the procedures that we have established to mitigate a number of these potential conflicts.

What is the ownership structure of the company and the Resource Real Estate entities that perform service for you?

The following chart shows the ownership structure of the various Resource Real Estate entities that perform or are likely to perform important services for us as of the date of this prospectus.

What are the fees that you will pay to the advisor and its affiliates?

We have no paid employees. Our advisor and its affiliates will manage our day-to-day affairs. The following table summarizes all of the compensation and fees we will pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. For a more detailed discussion of compensation, see the table included in the “Management Compensation” section of this prospectus, including the footnotes thereto. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the section entitled “Plan of Distribution” in this prospectus for a more detailed discussion of the selling commissions, dealer manager fees and the distribution fee we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan with no selling commissions and no dealer manager fee.

Form of Compensation	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering
Organization and Offering Stage

Selling Commissions— Resource Securities, Inc.

We will pay the dealer manager a selling commissions of up to 7.0% of gross offering proceeds from the sale of Class A shares.

We will pay the dealer manager a selling commissions of up to 2.0% of gross offering proceeds from the sale of Class T shares.

All selling commissions are expected to be re-allowed to participating broker-dealers.

We will not pay selling commissions with respect to shares of any class sold pursuant to our distribution reinvestment plan.

The actual amount will depend on the number of Class A shares sold, the net asset value per share and the type of accounts that purchase shares and, therefore, cannot be determined at this time.

The estimated aggregate selling commissions will equal $140,000 if we sell the minimum offering, assuming that all shares sold are Class A shares and no reallocation of shares between our primary offering and our distribution reinvestment plan.

The estimated aggregate selling commissions will equal $70,000,000 if we sell the maximum offering, assuming that all shares sold are Class A shares, the maximum selling commission is paid for each primary offering share, and no reallocation of shares between our primary offering and our distribution reinvestment plan.

Form of Compensation	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering

Dealer Manager Fee— Resource Securities, Inc.

We will pay the dealer manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A shares.

We will pay the dealer manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class T shares. Our dealer manager may re-allow a portion of the dealer manager fee to participating broker-dealers.

We will not pay dealer manager fees in connection with purchases of shares made pursuant to our distribution reinvestment plan.

Actual amounts depend upon the number of Class A shares sold, the net asset value per share and the type of accounts that purchase shares and, therefore, cannot be determined at this time.

The estimated aggregate dealer manager fee will equal $60,000 if we sell the minimum offering, assuming that all shares sold are Class A shares and no reallocation of shares between our primary offering and our distribution reinvestment plan.

The estimated aggregate dealer manager fee will equal $30,000,000 if we sell the maximum offering, assuming that all shares sold are Class A shares, the maximum dealer manager fee is paid for each primary offering share, and no reallocation of shares between our primary offering and our distribution reinvestment plan.

Distribution Fee— Resource Securities, Inc.

We will not pay any distribution fee to the dealer manager with respect to Class A shares.

With respect to our Class T shares that are sold in this offering only, we will pay the dealer manager a distribution fee that accrues daily in an amount equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the NAV for the Class T shares) on a continuous basis from year to year. We will continue paying distribution fees with respect to Class T shares sold in this offering until the earlier to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the

Actual amounts depend upon the number of Class T shares sold and, therefore, cannot be determined at this time.

The minimum distribution fee will equal $20,000 if we sell the minimum primary offering, assuming all shares sold are Class T shares, and no reallocation of shares between our primary offering and our

Form of Compensation	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering

completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) such Class T shares no longer being outstanding.

The dealer manager may re-allow all or a portion of the distribution fee to participating broker- dealers and servicing broker dealers. The distribution fee will be payable monthly in arrears. The distribution fee will not be payable with respect to Class T shares issued under our distribution reinvestment plan.

distribution reinvestment plan.

The maximum distribution fee will equal $10,000,000 if we sell the maximum primary offering, assuming all shares sold are Class T shares, all shares are sold on day one of the offering, and no reallocation of shares between our primary offering and our distribution reinvestment plan.

In the aggregate, underwriting compensation from all sources, including selling commissions, the dealer manager fee, the distribution fee and other underwriting compensation paid to participating broker- dealers by us or by our advisor and its affiliates, will not exceed 10% of the gross proceed, from our primary offering.

Other Organization and Offering Expenses	We will reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee, the distribution fee and the other organization and offering expenses borne by us to exceed 15% of the gross offering proceeds of this offering. However, if we raise the maximum offering amount in the primary offering and under the distribution reinvestment plan, we expect that organization and offering expenses (other than selling commissions, dealer manager fees and the distribution fee) will be approximately 1.5% of the gross offering proceeds.

$30,000 if we sell the minimum number of shares in the primary offering assuming that all shares sold are Class A shares.

$15,000,000 if we sell the maximum number of shares in the primary offering and in our distribution reinvestment plan, assuming that all shares sold are Class A shares.

Acquisition and Development Stage

Acquisition Fees	2.0% of the cost of investments acquired by us, or the amount funded by us to acquire or originate loans, including acquisition expenses and any debt attributable to such investments. The computation of Acquisition Fees paid to Advisor will also	$34,500 (minimum offering and no debt)/ $51,750 (minimum offering and leverage of 50% of the cost of our

Form of Compensation	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering

	include amounts incurred or reserved for capital expenditures that will be used to provide funds for capital improvements and repairs applied to any real property investment acquired where we plan to add value.	investments)/ $17,251,000 (maximum offering and no debt)/ $26,131,350 (maximum offering and leverage of 50% of the cost of our investments)

Acquisition Expenses	Reimbursement for all out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate-related debt investments, whether or not we ultimately acquire the property or the other real estate-related debt investment.	Actual amounts are dependent upon acquisition activity and therefore cannot be determined at the present time.

Debt Financing Fee	0.5% of the amount of any debt financing obtained or assumed; provided, however, that the sum of the debt financing fee, the construction management fee paid to our property manager and its affiliates, and the acquisition fees and expenses described above may not exceed 6.0% of the contract price of the property unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction determines that such fee is commercially competitive, fair and reasonable to us.	Actual amounts are dependent upon the amount of any debt financed and upon other factors, such as whether the debt is incurred in connection with the acquisition of a property or subsequent to the acquisition and therefore cannot be determined at the present time.

Construction Management Fee	In the event that the advisor or an affiliate assists with the planning and coordinating of the construction of any building capital improvements or tenant improvements, we may pay the respective party up to 5.0% of actual aggregate cost of such improvements; provided, however, that the sum of the construction management fee paid to our property manager and its affiliates, the debt financing fee, acquisition fee, and acquisition expenses described above may not exceed 6.0% of the contract price of the property unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction determines that such fee is commercially competitive, fair and reasonable to us.	Actual amounts are dependent upon usual and customary construction management fees for particular projects and therefore the amount cannot be determined at the present time.

Operational Stage

Property Management/ Debt Servicing Fees	With respect to real property investments, if the property manager or an affiliate manages a property, we will pay it a customary market rate fee, which is generally expected to range from 2.5% to 4.0% of the annual gross revenues for that	Actual amounts are dependent upon gross revenues of specific properties and actual management fees or

Form of Compensation	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering

property. If a non-affiliated third party manages a property, we will pay RRE Innovation Office Manager an oversight fee equal to 1.0% of the gross revenue for that property; provided that the aggregate of any non-affiliated third party management fee plus the oversight fee will not exceed 4.0%.

If the property manager or an affiliate is responsible for leasing a property, we will pay it a customary market rate fee, which is generally expected to range from 1.0% to 3.0% of the annual gross rent paid or payable under a lease. If a non-affiliated third party is hired as a leasing agent for a property, RRE Innovation Office Manager will be paid an oversight fee equal to 1.0% of the annual gross rent paid or payable under the leases.

With respect to real estate-related debt investments managed by our property manager or its affiliates, 0.5% of gross income received from these investments. The fee attributable on our real estate-related debt investments will cover our property manager’s services in monitoring the performance of our real estate-related debt investments, including (i) collecting amounts owed to us, (ii) reviewing on an as-needed basis the properties serving, directly or indirectly, as collateral for the real estate-related debt investments, the owners of those properties and the markets in general and (iii) maintaining escrow accounts, monitoring advances, monitoring loan covenants, and reviewing insurance compliance.

property management fees or will be dependent upon the total equity and debt capital we raise and the results of our operations and therefore cannot be determined at the present time.

Asset Management Fee	Monthly fee equal to one-twelfth of 0.75% of the cost of each asset, without deduction for depreciation, bad debts or other non-cash reserves. For purposes of this calculation, “cost” will equal the amount actually paid (including acquisition fees and expenses) to purchase each asset we acquire, including any debt attributable to the asset, provided that, with respect to any properties we develop, construct or improve, cost will include the amount budgeted or expended by us for the development, construction or improvement of an asset. The asset management fee will be based only on the portion of the cost attributable to our investment in an asset if we do not own all or a majority of an asset and do not manage or control the asset.	The actual amounts are dependent upon the total equity and debt capital we raise and the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering

Other Operating Expenses	We reimburse the expenses incurred by our advisor in connection with its provision of services to us, including our allocable share of costs for advisor personnel and overhead, including allocable personnel salaries and other employment expenses. However, we will not reimburse our advisor or its affiliates for employee payroll costs in connection with services for which our advisor earns acquisition fees, asset management fees or disposition fees.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Disposition Fees	For substantial assistance in connection with the sale of investments, we will pay our advisor or its affiliates the lesser of (i) one-half of the aggregate brokerage commission paid or, if none is paid, the amount that customarily would be paid at a market rate or (ii) 2.0% of the contract sales price of each real estate investment, loan, debt-related security, or other investment sold (including mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction). The independent directors will determine whether the advisor or its affiliate has provided substantial assistance to us in connection with the sale of an asset. We will not pay a disposition fee upon the maturity, prepayment or workout of a loan or other real estate-related debt investment; however, if we take ownership of a property as a result of a workout or foreclosure of a loan or we provide substantial assistance during the course of a workout, we will pay a disposition fee upon the sale of such property or disposition of such loan or other real estate-related debt investment.	Actual amounts are dependent upon aggregate asset value and therefore cannot be determined at the present time.

Common Stock Issuable Upon Redemption of Special OP Units

Our special partnership units (“Special OP Units”) will be of no value unless our common stockholders realize or have an opportunity to realize a stated minimum return as a result of our cumulative distributions or the trading price of our shares on a national securities exchange or the advisory agreement is terminated or not renewed, with or without cause. As a result, the Special OP Units are economically similar to a back-end incentive fee, which many other non-traded REITs have agreed to pay to their external advisors.

The Special OP Units will be redeemed in exchange for cash, a promissory, or shares of Class A common stock (or any combination thereof) on one of the following “Triggering Events”: first,

Actual amounts depend on the value of our company at the time the Special OP Units are redeemed or become redeemable and therefore cannot be determined at the present time.

Form of Compensation	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering

they will be redeemed if we have paid distributions of net sale proceeds to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price; and second, the Special OP Units will be redeemed if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold for our common stockholders. In addition, upon termination or non-renewal of the advisory agreement with or without cause, prior to a Triggering Event, holders of Special OP Units will be, upon a Triggering Event, entitled to redeem such units in exchange for prorated distributions from our operating partnership, where such proration is based on the percentage of time we were advised by our advisor, equal to15.0% of the amount by which the sum of our adjusted market value plus distributions to investors exceeds the aggregate capital contributed by investors plus an amount equal to a 7% cumulative, non-compounded return on the common stockholders’ capital contributions. For more information, see “Management —Initial Investment by Our Advisor.”

How many real estate investments do you currently own?

We currently do not own any properties or other real estate investments. Because we have not yet identified any specific assets to acquire, we are considered to be a blind pool. As acquisitions become probable, we will supplement this prospectus to provide information regarding the likely acquisition to the extent material to an investment decision with respect to our common stock. We will also describe material changes to our portfolio, including the closing of property acquisitions, by means of a supplement to this prospectus.

Will you acquire properties or other assets in joint ventures?

Possibly. We may also want to acquire properties and other investments through joint ventures in order to diversify our portfolio by investment size, investment type or investment risk. In determining whether to invest in a particular joint venture, our advisor will evaluate the real estate assets that such joint venture owns or is being formed to own under the same criteria as our other investments. We may enter into joint ventures with affiliates of our advisor or with third parties.

What steps will you take to make sure you purchase environmentally compliant properties?

We will attempt to obtain or review a Phase I environmental assessment of each property we purchase but with respect to a property underlying a real estate-related debt investment that we purchase we will obtain as much environmental data as is available, which may or may not include a current Phase I environmental assessment. In the event that we are unable to gain access to a property when buying real estate debt secured by such property to conduct a new Phase I environmental assessment, we will review the most recent Phase I environmental assessment provided by the seller and review publicly available environmental records. In addition, we will attempt to obtain a representation from the seller that, to its knowledge, the property is not contaminated with hazardous materials. We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property.

If I buy shares, will I receive distributions and how often?

We have not paid any distributions as of the date of this prospectus. We expect our board of directors to authorize and declare distributions based on daily record dates, and we expect to pay these distributions on a monthly basis. Thus, once we commence paying distributions, you will begin accruing distributions immediately upon our acceptance of your subscription. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders; however, we expect our board of directors to consider the payment of a monthly cash distribution after we make our first real estate investment. We may also make special stock distributions. The timing and amount of distributions will be determined by our board of directors in its sole discretion and may vary from time to time.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our common stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our board of directors considers many factors before authorizing a cash distribution, including current and projected cash flow from operations, capital expenditure needs, general financial conditions and REIT qualification requirements. We expect to have little, if any, cash flow from operations available for cash distributions until we make substantial investments. It is therefore likely that, at least during the early stages of our development, and from time to time during our operational stage, our board will declare cash distributions that will be paid in advance of our receipt of cash flow that we expect to receive during a later period. In these instances, where we do not have sufficient cash flow to cover our distributions, we expect to use the proceeds from this offering, the proceeds from the issuance of securities in the future or proceeds from borrowings to pay distributions. We may borrow funds, issue new securities or sell assets to make and cover our declared distributions, all or a portion of which could be deemed a return of capital. We may also fund such distributions from third-party borrowings or from advances from our advisor or sponsor or from our advisor’s deferral of its asset management fee, although we have no present intent to do so. If we fund cash distributions from borrowings, sales of assets or the net proceeds from this offering, we will have less funds available for the acquisition of real estate and real estate-related assets and your overall return may be reduced. Further, to the extent cash distributions are in excess of our current and accumulated earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. Our organizational documents do not limit the amount of distributions we can fund from sources other than from our current and accumulated earnings and profits.

In addition to cash distributions, our board of directors may declare special stock distributions. Although there are a number of factors that we will consider in connection with such a declaration, such stock distributions are most likely to be declared if our board of directors believes that (i) our portfolio has appreciated in value from its aggregate acquisition cost or (ii) additional sales of common stock in this offering at the current offering price would dilute the value of a share to our then existing stockholders. Such a stock distribution would be intended to have the same effect as raising the price at which our shares of common stock are offered.

May I reinvest my distributions in shares of Resource Real Estate Innovation Office REIT, Inc.?

Yes. We have adopted a distribution reinvestment plan. You may participate in our distribution reinvestment plan by checking the appropriate box on the subscription agreement or by filling out an enrollment form we will provide to you at your request. The purchase price for shares purchased under the distribution reinvestment plan will initially be $14.25 per Class A Share and $14.25 per Class T Share. Once we establish an estimated value per share that is not based on the price to acquire a share in the primary offering, shares issued pursuant to our distribution reinvestment plan will be priced at the estimated value per share of our common stock, as determined by our advisor or another firm chosen for that purpose. We expect to establish an estimated value per share not based on the price to acquire a share in the primary offering after the completion of our offering stage; however, the time frame before which we establish an estimated value per share may be different depending on regulatory requirements or if necessary to assist broker-dealers who sell shares in this offering. We will consider our offering stage complete when 18 months have passed since our last sale of shares in a public offering of equity securities, whether that last sale was in this initial public offering or a public follow-on offering. No selling commissions or dealer manager fees will be payable on shares sold under our distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ written notice to the participants, which may be (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to participants. For more information regarding the distribution reinvestment plan, see “Description of Shares—Distribution Reinvestment Plan.”

Will the distributions I receive be taxable as ordinary income?

Yes and No. Generally, distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. Participants in our distribution reinvestment plan will also be treated for tax purposes as having received an additional distribution to the extent that they purchase shares under the distribution reinvestment plan at a discount to fair market value. As a result, participants in our distribution reinvestment plan may have tax liability with respect to their share of our taxable income, but they will not receive cash distributions to pay such liability.

As a REIT, we are only required to distribute 90% of our taxable income each year in order to maintain our REIT status. We expect that some portion of your distributions will not be subject to tax in the year in which it is received because depreciation expense reduces the amount of taxable income but does not reduce cash available for distribution. The portion of your distribution that is not subject to tax immediately is considered a return of capital for tax purposes and will reduce the tax basis of your investment. Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor. You should also review the section of the prospectus entitled “Federal Income Tax Considerations.”

How will you use the proceeds raised in this offering?

We intend to use substantially all of the net proceeds from our primary offering of $1,000,000,000 of Class A shares and Class T shares to acquire, as of the date of acquisition, a diversified portfolio of U.S. commercial real estate assets, principally office properties generally located in high quality of life, business friendly cities that are attracting a young, creative and educated workforce. Depending primarily upon the number of shares we sell in this offering and assuming 80% of shares sold are Class A shares at a $15.00 purchase price and 20% of shares sold are Class T shares at a $15.00 purchase price, we estimate that we will use between 86.1% and 91% of the gross proceeds from the primary offering, or between $12.92 and $13.65 per share, respectively, for investments, assuming the maximum offering amount. We intend to use the remainder to pay offering expenses, including selling commissions and the dealer manager fee, to maintain a working capital reserve and to pay a fee to our advisor for its services in connection with the selection and acquisition of our real estate investments. For more information regarding the use of proceeds, see “Estimated Use of Proceeds.”

What kind of offering is this? What happens if you don’t raise at least $2,000,000 in gross offering proceeds?

We are offering up to $1,100,000,000 of shares of our common stock, consisting of up to $1,000,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on a “best efforts” basis. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. The share classes have different selling fees and there will be an ongoing distribution fee with respect to Class T shares. The initial offering price for the shares in the primary offering shall be $15.00 per Class A share and $15.00 per Class T share. In the event we determine our NAV during the period of this offering, we will adjust the offering price per share accordingly.

We will offer shares of common stock in our primary offering until the earlier of [                    ], 2017, which is two years from the effective date of this offering, or the date we sell $1,100,000,000 in shares, unless we elect to extend it to a date no later than [                    ], which is 180 days following the third anniversary of the effective date of the offering. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. Additionally, we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier to occur of (a) [                    ], 2017, which is two years from the effective date of this offering, and (b) the date we sell all the shares registered for sale under the distribution reinvestment plan, unless we elect to extend it to a date no later than [                    ]. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares of common stock. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We may terminate this offering at any time prior to the stated termination date.

All subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for subscribers’ benefit, prior to our satisfaction of the minimum offering requirement. Other than subscription payments from Pennsylvania, all subscription payments will be released to us from the escrow account only if we have sold a minimum of $2,000,000 of shares, including sales made to our sponsor, its affiliates and our directors and officers, (in any combination of Class A shares or Class T shares) to the public by [                    ], 2016, which is one year from the effective date of this offering. Our directors, officers and advisor and their respective affiliates may purchase for investment Class A shares in this offering and such purchases will count toward meeting this minimum threshold. Subscription payments received from Pennsylvania residents will be held in the escrow account until we have an aggregate of $50,000,000 in subscriptions (including sales made to residents of other states). Funds in escrow will be invested in short-term investments that mature on or before [                    ], which is one year from the effective date of this offering, or that can be readily sold or otherwise disposed of for cash by such date without any dissipation of the offering proceeds invested.

If we have not reached the $50,000,000 threshold for Pennsylvania investors within 120 days of the date that we first accept a subscription payment from a Pennsylvania investor, we will, within 10 days of the end of that 120-day period, notify Pennsylvania investors in writing of their right to receive refunds, with interest. If a Pennsylvania investor requests a refund within 10 days of receiving that notice, we will arrange for the escrow agent to promptly return by check its subscription amount with interest. Amounts held in the Pennsylvania escrow account from Pennsylvania investors not requesting a refund will continue to be held for subsequent 120-day periods until we raise at least $50,000,000 or until the end of the subsequent escrow periods. At the end of each subsequent escrow period, we will again notify each Pennsylvania investor of their right to receive a refund of your subscription amount with interest. In the event we do not raise gross offering proceeds of $50,000,000 before the termination of this primary offering, we will promptly return all funds held in escrow for the benefit of Pennsylvania investors (in which case, Pennsylvania investors will not be required to request a refund of their investment). Purchases by persons affiliated with us or our advisor will not count toward the Pennsylvania minimum.

How long will this offering last?

The termination date of our primary offering will be [                    ], 2017, unless extended by one year or [                    ], 2018. Should we determine to register a follow-on offering, as permitted by rules promulgated by the SEC, we may extend the offering up to an additional 180 days beyond [                    ], 2018. If we continue our primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. We may continue to offer shares under our distribution reinvestment plan beyond two years from the date of this prospectus until we have sold 10,000,000 shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering beyond one year from the date of this prospectus. We may terminate this offering at any time.

If our board of directors determines that it is in our best interest, we may conduct additional offerings upon the termination of this offering. Our charter does not restrict our ability to conduct offerings in the future.

Who can buy shares?

An investment in our shares is only suitable for persons who have adequate financial means and who will not need immediate liquidity from their investment. Residents of most states can buy shares in this offering provided that they have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (2) a net worth of at least $250,000. For the purpose of determining suitability, net worth does not include an investor’s home, home furnishings or personal automobiles. The minimum suitability standards are more stringent for investors in certain states. See “Suitability Standards.”

Who might benefit from an investment in our shares?

An investment in our shares may be beneficial for you if you meet the minimum suitability standards described in this prospectus, seek to diversify your personal portfolio with a real estate-based investment, seek to preserve capital, seek to receive current income, seek to obtain the benefits of potential long-term capital appreciation, and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in our shares will not meet those needs.

Is there any minimum investment required?

Yes. We require a minimum investment of at least $2,500. After you have satisfied the minimum investment requirement, any additional purchases must be in increments of at least $100. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

Are there any special restrictions on the ownership or transfer of shares?

Yes. Our charter contains restrictions on the ownership of our shares that prevent any one person from owning more than 9.8% of our aggregate outstanding shares unless exempted by our board of directors. These restrictions are designed to enable us to comply with ownership restrictions imposed on REITs by the Internal Revenue Code. Our charter also limits your ability to sell your shares unless (i) the prospective purchaser meets the suitability standards in our charter regarding income or net worth and (ii) unless you are transferring all of your shares and the transfer complies with the minimum purchase requirements.

Are there any special considerations that apply to employee benefit plans subject to ERISA or other retirement plans that are investing in shares?

Yes. The section of this prospectus entitled “ERISA Considerations” describes the effect the purchase of shares will have on individual retirement accounts and retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an individual retirement account should carefully read this section of the prospectus.

We may make some investments that generate “excess inclusion income” which, when passed through to our tax-exempt stockholders, can be taxed as unrelated business taxable income (“UBTI”) or, in certain circumstances, can result in a tax being imposed on us. Although we do not expect the amount of such income to be significant, there can be no assurance in this regard.

May I make an investment through my IRA, SEP or other tax-deferred account?

Yes. You may make an investment through your individual retirement account (“IRA”), a simplified employee pension (“SEP”) plan or other tax-deferred account. In making these investment decisions, you should consider, at a minimum, (1) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other account, (2) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other account, (3) whether the investment will generate UBTI to your IRA, plan or other account, (4) whether there is sufficient liquidity for such investment under your IRA, plan or other account, (5) the need to value the assets of your IRA, plan or other account annually or more frequently, and (6) whether the investment would constitute a prohibited transaction under applicable law.

How do I subscribe for shares?

If you choose to purchase shares in this offering, you will need to complete and sign a subscription agreement (in the form attached to this prospectus as Appendix B) for a specific number of shares and pay for the shares at the time of your subscription.

If I buy shares in this offering, how may I later sell them?

Our common stock is currently not listed on a national securities exchange and we will not seek to list our stock unless and until such time as our independent directors believe that the listing of our stock would be in the best interests of our stockholders. In order to provide stockholders with the benefit of some interim liquidity, our board of directors has adopted a share repurchase program that enables our stockholders to sell their shares back to us after you have held them for at least one year, subject to the significant conditions and limitations in our share repurchase program. The terms of our share repurchase program are more flexible in cases involving the death or disability of a stockholder.

Repurchases of shares of our common stock, when requested, are at our sole discretion and generally will be made quarterly. We will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of our common stock outstanding on December 31 of the previous calendar year. In addition, we are only authorized to repurchase shares using proceeds from our distribution reinvestment plan plus 1% of the operating cash flow from the previous fiscal year (to the extent positive). Due to these limitations, we cannot guarantee that we will be able to accommodate all repurchase requests.

Unless the shares of our common stock are being repurchased in connection with a stockholder’s death or qualifying disability, the purchase price for shares repurchased under our share repurchase program will be as set forth below until we establish an estimated value of our Class A shares and Class T shares, as applicable. We do not currently anticipate obtaining appraisals for our investments (other than investments in transaction with affiliates) and, accordingly, the estimated value of our investments should not be viewed as an accurate reflection of the fair market value of our investments nor will they represent the amount of net proceeds that would result from an immediate sale of our assets. We expect to begin establishing our NAV on a date not later than 18 months after the month in which this offering ends (or earlier if deemed advisable by our board of directors or required by applicable regulations), and will disclose the value in our SEC filings. Prior to establishing the applicable NAV and unless the shares are being redeemed in connection with a stockholder’s death or qualifying disability, the price per share that we will pay to repurchase shares of our common stock will be as follows (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock):

•	for stockholders who have continuously held their shares of our common stock for at least one year, the price will be 92.5% of the amount paid for each Class A share or Class T share, as applicable;

•	for stockholders who have continuously held their shares of our common stock for at least two years, the price will be 95.0% of the amount paid for each Class A share or Class T share, as applicable;

•

for stockholders who have continuously held their shares of our common stock for at least three years, the price will be 97.5% of the amount paid for each Class A share or Class T share, as applicable; and

•	for stockholders who have held their shares of our common stock for at least four years, the price will be 100.0% of the amount paid for each Class A share or Class T share, as applicable.

The share repurchase program immediately will terminate if our shares are listed on any national securities exchange. In addition, our board of directors may suspend (in whole or in part) the share repurchase program at any time and from time to time upon notice to our stockholders and amend or terminate the share repurchase program at any time upon 30 days’ prior written notice to our stockholders. Further, our board of directors reserves the right, in its sole discretion, to reject any requests for repurchases. For additional information on our share repurchase program and the shares, if any, purchased thereunder, refer to the section of this prospectus captioned “Description of Shares—Share Repurchase Program.”

When will the company seek to provide its stockholders with a liquidity event?

We may provide our stockholders with a liquidity event or events by some combination of the following: listing our shares for trading on an exchange, liquidating all, or substantially all, of our assets and distributing the net proceeds to our stockholders or a sale or merger of our company. In addition to such liquidity events, our board may also consider pursuing various liquidity strategies, including adopting a more expansive share redemption program (subject to the applicable federal securities laws) or engaging in a tender offer, to accommodate those stockholders who desire to liquidate their investment in us. Our board anticipates evaluating such events within three to seven years after we terminate this primary offering, subject to then prevailing market conditions. If we do not begin the process of liquidating our assets or listing our shares within seven years of the termination of this primary offering and a majority of our board of directors and a majority of our independent directors have not voted to defer the meeting beyond the seventh anniversary of the termination of this offering, upon the request of stockholders holding 10% or more of our outstanding shares of common stock, our charter requires that we hold a stockholder meeting to vote on a proposal for our orderly liquidation. Prior to any stockholder meeting, our directors would evaluate whether to recommend the proposal to our stockholders and, if they so determine, would recommend the proposal and their reasons for doing so. The proposal would include information regarding appraisals of our portfolio. If our stockholders did not approve the proposal, we would obtain new appraisals and resubmit the proposal to our stockholders up to once every two years upon the written request of stockholders owning 10% of our outstanding common stock.

If we commence liquidation, we would begin an orderly sale of our properties and other assets. The precise timing of such sales will depend on the prevailing real estate and financial markets, the economic conditions in the areas where our properties are located and the federal income tax consequences to our stockholders. In making the decision to liquidate, apply for listing of our shares or pursue other liquidity strategies, our directors will try to determine which option will result in greater value for stockholders as well as satisfy the liquidity needs of our stockholders.

Will I be notified of how my investment is doing?

Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	detailed quarterly dividend reports;

•	an annual report;

•	supplements to the prospectus, provided periodically; and

•	three quarterly financial reports.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary:

•	U.S. mail or other courier;

•	facsimile;

•	electronic delivery; or

•	posting on our web site at www. .com.

To assist the Financial Industry Regulatory Authority (“FINRA”) members and their associated persons that participate in this offering of our common stock, we intend to disclose in each annual report distributed to stockholders a per-share estimated value of our common stock, the method by which it was developed, and the date of the data used to develop the estimated value. Initially, we intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as our estimated per share value of our shares. However, this estimated value is likely to be higher than the price at which you could resell your shares because (1) our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and (2) there is no public market for our shares. Moreover, this estimated value is likely to be higher than the amount you would receive per share if we were to liquidate because of the up-front fees that we pay in connection with the issuance of our shares. We expect to use the most recent public offering price for a share of our common stock as the estimated per share value reported in our annual reports on Form 10-K until we have completed our offering stage. We will consider our offering stage complete when 18 months have passed since our last sale of shares in a public offering of equity securities, whether that last sale was in this initial public offering or a public follow-on offering. (For purposes of this definition, we do not consider “public equity offerings” to include offerings on behalf of selling stockholders or offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership).

After the 18-month period described above (or possibly sooner if our board so directs), we expect to publish an estimated value for a share of common stock. We expect such estimate will be based on estimates of the values of our assets net of our liabilities. Our board of directors will make decisions regarding who will perform valuations of our assets, such as our advisor or third parties, and the valuation methodology to be employed. We cannot predict these decisions at this time, however, we may not obtain asset-by-asset appraisals prepared by appraisers certified by a Member of the Appraisal Institute or other trade organization that monitors appraisers.

When will I get my detailed tax information?

Your Form 1099-DIV tax information, if required, will be mailed by January 31 of each year.

Who can help answer my questions about the offering?

If you have more questions about the offering, or if you would like additional copies of this prospectus, you should contact your registered representative or contact:

Resource Securities, Inc.

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

Telephone: (866) 469-0129

Fax: (866) 545-7693

RISK FACTORS

An investment in our common stock involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our common stock. The risks discussed in this prospectus could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our common stock to decline and could cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

There is no public trading market for your shares; therefore, it will be difficult for you to sell your shares.

There is no current public market for our shares and our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date nor list our shares on an exchange by a specified date. Our charter limits your ability to transfer or sell your shares unless the prospective stockholder meets the applicable suitability and minimum purchase standards. Our charter also prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase your shares. Moreover, our share redemption program includes numerous restrictions that limit your ability to sell your shares to us, and our board of directors may amend, suspend or terminate our share redemption program upon 30 days’ notice without stockholder approval. We describe these restrictions in detail under “Description of Shares—Share Redemption Program.” Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan. You should purchase our shares only as a long-term investment because of the illiquid nature of the shares.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our advisor in the acquisition of our investments, including the determination of any financing arrangements. Competition from competing entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets may materially impact the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. A lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage to other entities that have greater financial resources than we do. We are also subject to competition in seeking to acquire real estate-related debt investments. We can give no assurance that our advisor will be successful in obtaining suitable investments on financially attractive terms or that, if our advisor makes investments on our behalf, our objectives will be achieved. If we, through our advisor, are unable to find suitable investments promptly upon receipt of our offering proceeds, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

If we raise substantial offering proceeds in a short period of time, we may not be able to invest all of the net offering proceeds promptly, which may cause our distributions and your investment returns to be lower than they otherwise would.

We could suffer from delays in locating suitable investments. The more money we raise in this offering, the more difficult it will be to invest the net offering proceeds promptly. Therefore, the large size of this offering increases the risk of delays in investing our net offering proceeds. Our reliance on our advisor to locate suitable investments for us at times when the management of our advisor is simultaneously seeking to locate suitable investments for other affiliated programs could also delay the investment of the proceeds of this offering. Delays we encounter in the selection, acquisition and development of income-producing properties would likely limit our ability to pay distributions to our stockholders and reduce our stockholders’ overall returns.

Because this is a blind-pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

Because we have not yet acquired or identified any investments that we may make, we are not able to provide you with any information to assist you in evaluating the merits of any specific properties or other investments that we may acquire, except for investments that may be described in one or more supplements to this prospectus. We will seek to invest substantially all of the offering proceeds available for investment from the primary offering, after the payment of fees and expenses, in the acquisition of or investment in interests in real estate properties and real estate-related assets. However, because you will be unable to evaluate the economic merit of specific real estate projects before we invest in them, you will have to rely entirely on the ability of our advisor and board of directors to select suitable and successful investment opportunities and to implement policies regarding tenant or mortgagor creditworthiness. These factors increase the risk that your investment may not generate returns comparable to our competitors.

If we do not raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us will fluctuate with the performance of the specific properties we acquire.

This offering is being made on a “best efforts” basis and no individual or firm has agreed to purchase any of our stock. The amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broadly diversified property portfolio. If we are unable to raise substantially more than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, location, number and size of investments that we make. In that case, the likelihood that any single asset’s performance would materially reduce our overall profitability will increase. We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. In addition, any inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our net income and the distributions we make to stockholders would be reduced.

We have no prior operating history which makes our future performance difficult to predict.

We are a recently formed company and we have no operating history. We were incorporated in the State of Maryland on June 25, 2014. As of the date of this prospectus, we have not made any investments in real estate or otherwise, and our total assets consist of our advisor’s initial investment in us of $200,000. You should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our advisor. Our lack of an operating history increases the risk and uncertainty you face in making an investment in our shares.

Because we are dependent upon our advisor and its affiliates to conduct our operations, any adverse changes in the financial health of our advisor or its affiliates or our relationship with them could hinder our operating performance and the return on our stockholders’ investment.

We are dependent on our advisor to manage our operations and our portfolio of real estate assets. Our advisor has no operating history and it will depend largely upon the fees and other compensation that it will receive from us in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of our advisor or our relationship with our advisor could hinder its ability to successfully manage our operations and our portfolio of investments.

Our ability to achieve our investment objectives and to conduct our operations is dependent upon the performance of our advisor, which is a subsidiary of our sponsor and its parent company, Resource America. Our sponsor’s business is sensitive to trends in the general economy, as well as the commercial real estate and credit markets. The current macroeconomic environment and accompanying credit crisis has negatively impacted the value of commercial real estate assets, contributing to a general slowdown in our sponsor’s industry, which our sponsor anticipates will continue for the foreseeable future. To the extent that any decline in our sponsor’s revenues and operating results impacts the performance of our advisor, our results of operations, and financial condition could also suffer.

The loss of or the inability to hire additional or replacement key real estate and debt finance professionals at Resource Real Estate could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of your investment.

Our success depends to a significant degree upon the contributions of Messrs. Feldman, Finkel and [            ], each of whom would be difficult to replace. Neither we nor our advisor have employment agreements with these individuals. Messrs. Feldman, Finkel and [            ] may not remain associated with Resource Real Estate. If either of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person.

We believe that our future success depends, in large part, upon Resource Real Estate and its affiliates’ ability to retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and Resource Real Estate and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If Resource Real Estate loses or is unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered and the value of your investment may decline.

Our ability to implement our investment strategy is dependent, in part, upon the ability of Resource Securities, our dealer manager, to successfully conduct this offering, which makes an investment in us more speculative.

We have retained Resource Securities, Inc., an affiliate of our advisor, to conduct this offering. The success of this offering, and our ability to implement our business strategy, is dependent upon the ability of Resource Securities to build and maintain a network of broker-dealers to sell our shares to their clients. If Resource Securities is not successful in establishing, operating and managing this network of broker-dealers, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

If we make distributions from sources other than our cash flow from operations, we will have less funds available for the acquisition of properties, your overall return may be reduced and the value of a share of our common stock may be diluted.

Our organizational documents permit us to make distributions from any source. If our cash flow from operations is insufficient to cover our distributions, we expect to use the proceeds from this offering, the proceeds from the issuance of securities in the future or proceeds from borrowings to pay distributions. If we fund distributions from borrowings, sales of properties or the net proceeds from this offering, we will have less funds available for the acquisition of real estate and real estate-related assets resulting in potentially fewer investments, less diversification of our portfolio and a reduced overall return to you. In addition the value of your investment in shares of our common stock may be diluted because funds that would otherwise be available to make investments would be diverted to fund distributions. Further, to the extent distributions exceed our current and accumulated earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount we can fund distributions from sources other than from our current and accumulated earnings and profits.

The value of a share of our common stock may be diluted if we pay a stock distribution.

Our board of directors may declare special stock distributions. Although there are a number of factors that would be considered in connection with such a declaration, we expect such stock distributions are most likely to be declared if our board of directors believes that (i) our portfolio has appreciated in value from its aggregate acquisition cost or (ii) additional sales of common stock in our offering at the current offering price would dilute the value of a share to our then existing stockholders.

While our objective is to acquire assets that appreciate in value, there can be no assurance that assets we acquire will appreciate in value. Furthermore, we currently do not expect to change the initial value per share public offering price during this offering. Therefore, if our board declared a stock distribution for investors who purchase our shares early in this offering, as compared with later investors, those investors who received the stock distribution will receive more shares for the same cash investment as a result of any stock distributions. Because they own more shares, upon a sale or liquidation of the company, these early investors will receive more sales proceeds or liquidating distributions relative to their invested capital compared to later investors. Furthermore, unless our assets appreciate in an amount sufficient to offset the dilutive effect of the prior stock distributions, the value per share for later investors purchasing our stock will be below the value per share of earlier investors.

Future interest rate increases in response to inflation may inhibit our ability to conduct our business and acquire or dispose of real property or real estate-related debt investments at attractive prices and your overall return may be reduced.

We will be exposed to inflation risk with respect to income from any long-term leases on real property and from related real estate debt investments as these may constitute a source of our cash flows from operations. High inflation may in the future tighten credit and increase prices. Further, if interest rates rise, such as during an inflationary period, the cost of acquisition capital to purchasers may also rise, which could adversely impact our ability to dispose of our assets at attractive sales prices. Should we be required to acquire, hold or dispose of our assets during a period of inflation, our overall return may be reduced.

Our rights and the rights of our stockholders to recover claims against our directors and officers are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that our directors and officers will not be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless our directors are negligent or engage in misconduct or our independent directors are grossly negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our directors and officers than might otherwise exist under common law, which could reduce our and your recovery from these persons if they act in a negligent manner. Our charter also requires us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to any individual who is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, partnership, limited liability company, joint venture, trust, employment benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. See “Management—Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents” for a detailed discussion of the limited liability of our directors, officers, employees and other agents.

We may change our targeted investments, our policies and our operations without stockholder consent.

We expect to invest in office properties and debt or securities secured by office properties, but we may also invest a relatively small portion of our proceeds in other real estate asset classes throughout the United States. Also, except as described in this prospectus, we are not restricted as to the following:

•	where we may acquire real estate investments in the United States;

•

the percentage of our proceeds that may be invested in properties as compared with the percentage of our proceeds that we may invest in real estate-related debt investments or mortgage loans, each of which may be leveraged and will have differing risks and profit potential; or

•

the percentage of our proceeds that may be invested in any one real estate investment (the greater the percentage of our subscription proceeds invested in one asset, the greater the potential adverse effect on us if that asset is unprofitable).

Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. A change in our targeted investments or investment guidelines could adversely affect the value of our common stock and our ability to make distributions to you.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks you face as a stockholder.

We may experience adverse business developments or conditions similar to those affecting certain programs sponsored by our sponsor, which could limit our ability to make distributions and decrease the value of your investment.

Certain programs sponsored by our sponsor have experienced lower than originally expected cash flows from operations. The recession that occurred from 2008 through 2011 made it significantly more difficult for multifamily property owners, including the multifamily real estate funds sponsored by our sponsor, to increase rental rates to planned levels and maintain occupancy rates during periods of unprecedented nationwide job losses. For 2004 and 2007, Resource Real Estate Investors, L.P. had negative cash flow from operations of

$111,874 and $206,885, respectively. During 2005, 2007, and 2008, Resource Real Estate Investors, L.P. utilized $270,410, $541,776, and $148,246, respectively, from reserves to supplement cash flow from operations. For 2006 and 2007, Resource Real Estate Investors II, L.P. had negative cash flow from operations of $680,056 and $42,097, respectively. During 2006, 2007 and 2008, Resource Real Estate Investors II, L.P. utilized $916,459, $250,706 and $207,219, respectively, from reserves to supplement cash flow from operations. For Resource Real Estate Investors III, L.P., cash flow deficiencies occurred at one of the fund properties due to third-party property management issues and the delay in receiving tax refunds from tax appeals on two fund properties located in Texas during 2007 and 2008. During 2007 and 2008, Resource Real Estate Investors III, L.P. utilized $723,343 and $157,192, respectively, from reserves to supplement cash flow from operations. For Resource Real Estate Investors IV, L.P., cash flow deficiencies occurred at some of the fund properties during 2008 and 2009. During 2008 and 2009, Resource Real Estate Investors IV, L.P. utilized $11,370 and $164,627, respectively, from reserves to supplement cash flow from operations. For Resource Real Estate Investors V, L.P., cash flow deficiencies have occurred at some of the properties in the fund due to third-party property management issues. For Resource Real Estate Investors 6, L.P., cash flow deficiencies occurred during 2008-2011 due to a drop in occupancy at one of the fund properties due to sizable layoffs at a large employer located across the street from that property. Cash flow deficiencies are expected to continue in that fund also due to the restructuring of a subordinated debt investments held by the fund that were in default. During 2008 through 2011, Resource Real Estate Investors 6, L.P. utilized $272,241, $1,996,000, $634,752 and $513,627, respectively, from reserves to supplement cash flow from operations. During 2009 through 2011, Resource Real Estate Investors 7, L.P. utilized $237,731, $545,099, and $257,025, respectively, from reserves to supplement cash flow from operations. Unforeseen circumstances described below under “Prior Performance Summary—Adverse Business Developments or Conditions” have caused different programs to experience temporary cash flow deficiencies at various times. Similarly, unforeseen adverse business conditions may affect us and, as a result, your overall return may be reduced.

Risks Related to Conflicts of Interest

RRE Innovation Office Advisor and its affiliates, including all of our executive officers, some of our directors and other key real estate professionals will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Most of our executive officers and some of our directors are also officers, directors, managers or key professionals of our advisor, our dealer manager and other affiliated Resource Real Estate entities. Our advisor and its affiliates will receive substantial fees from us. These fees could influence our advisor’s advice to us as well as the judgment of affiliates of our advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement, the dealer manager agreement and the management agreement;

•	offerings of equity by us, which entitle Resource Securities to dealer manager fees and will likely entitle our advisor to increased acquisition and asset management fees;

•

acquisitions of properties and investments in loans, which entitle our advisor to acquisition and asset management fees, and, in the case of acquisitions or investments from other Resource Real Estate-sponsored programs, might entitle affiliates of our advisor to disposition fees in connection with its services for the seller;

•	borrowings to acquire properties and other investments, which borrowings will increase the acquisition and asset management fees payable to our advisor;

•

whether and when we seek to list our common stock on a national securities exchange, which listing could entitle our advisor to the issuance of additional partnership units that are exchangeable to shares of our Class A common stock;

•	whether we internalize our management, which may entail significant payments to affiliates of our advisor; and

•

whether and when we seek to sell the company or its assets, which sale could entitle our advisor to disposition fees and to the issuance of additional partnership units that are exchangeable into shares of our Class A common stock.

The fees our advisor receives in connection with the acquisition and management of assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

Our advisor can influence when we satisfy the minimum offering amount for this offering and have access to any investor funds held in escrow.

Purchases of common stock by persons who are affiliated with us or our advisor will count toward satisfaction of the minimum offering amount of $2,000,000. As a result, our advisor can influence when we reach the minimum offering amount and have access to investors’ funds to make investments as described in this prospectus. Therefore, if our advisor or its affiliates make an investment in us sufficient to reach the minimum offering amount, we may immediately use the funds raised from third-party investors in this offering (excluding funds received from investors in Pennsylvania, who are subject to a different minimum offering amount) to make investments. There is no assurance, however, that we will be successful in raising additional funds in this offering. If we are unsuccessful in raising additional funds, we may be unable to diversify our portfolio and our operating expenses as a percentage of our gross offering proceeds will be higher.

Purchases of common stock by persons affiliated with us or our advisor should not influence investment decisions of independent, unaffiliated investors.

Persons affiliated with us or our advisor may purchase shares of our common stock, and any such purchases will be included for purposes of determining whether the minimum of $2,000,000 of shares of common stock required to release funds from the escrow account has been sold. Any shares purchased by persons affiliated with us or our advisor will be purchased for investment purposes only. However, the investment decisions made by any such persons should not influence your decision to invest in shares of our common stock, and you should make your own independent investment decision concerning the risks and benefits of an investment in our common stock.

RRE Innovation Office Advisor will face conflicts of interest relating to the acquisition of assets and such conflicts may not be resolved in our favor, which could limit our ability to make distributions and reduce your overall investment return.

For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to purchase real estate or any significant asset related to real estate unless our advisor has recommended the investment to us. We rely on our sponsor and other key real estate professionals at our advisor to identify suitable investment opportunities for us. The executive officers and several of the other key real estate professionals at our advisor are also the key real estate professionals at the advisors to other Resource Real Estate-sponsored programs and joint ventures. As such, Resource Real Estate-sponsored programs and joint ventures rely on many of the same real estate professionals as will future programs. Many investment opportunities that are suitable for us may also be suitable for other Resource Real Estate programs and joint ventures. When these real estate professionals direct an investment opportunity to any Resource Real Estate-sponsored program or joint venture, they, in their sole discretion, will offer the opportunity to the program or joint venture for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or joint venture. Thus, the real estate professionals of RRE Innovation Office Advisor could direct attractive investment opportunities to other entities. Such events could result in us investing in properties that provide less attractive returns, which may reduce our ability to make distributions to you. For a detailed description of the conflicts of interest that our advisor will face, see generally “Conflicts of Interest” and “Conflicts of Interest—Certain Conflict Resolution Measures.”

RRE Innovation Office Advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of RRE Innovation Office Advisor, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

If approved by our independent directors, we may enter into joint venture agreements with other Resource Real Estate-sponsored programs or affiliated entities for the acquisition, development or improvement of properties or other investments. Our advisor and the advisors to the other Resource Real Estate-sponsored programs have the same executive officers and key employees; and these persons will face conflicts of interest in determining which Resource Real Estate program or investor should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the Resource Real Estate-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a Resource Real Estate-affiliated co-venturer will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. The Resource Real Estate-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. These co-venturers may thus be either to our and your benefit or detriment.

RRE Innovation Office Advisor, the real estate professionals assembled by our advisor, their affiliates and our officers will face competing demands relating to their time, and this may cause our operations and your investment to suffer.

We rely on RRE Innovation Office Advisor, the real estate professionals our advisor has assembled and their affiliates and officers for the day-to-day operation of our business. RRE Innovation Office Advisor, its real estate professionals and affiliates, including our officers and employees, have interests in other Resource Real Estate programs and engage in other business activities. As a result of their interests in other Resource Real Estate programs and the fact that they have engaged in and they will continue to engage in other business activities, they will face conflicts of interest in allocating their time among us, RRE Innovation Office Advisor and other Resource Real Estate-sponsored programs and other business activities in which they are involved. Should our advisor breach its fiduciary duty to us by inappropriately devoting insufficient time or resources to our business, the returns on our investments may suffer.

Our executive officers and some of our directors face conflicts of interest related to their positions in RRE Innovation Office Advisor and its affiliates, including our dealer manager, which could hinder our ability to implement our business strategy and to generate returns to you.

Our executive officers and some of our directors are also executive officers, directors, managers and key professionals of our advisor, our dealer manager and other affiliated Resource Real Estate entities. Their loyalties to these other entities could result in actions or inactions that breach their fiduciary duties to us and are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to you and to maintain or increase the value of our assets.

RRE Innovation Office Advisor may assign its obligations under the advisory agreement to its affiliates, who may not have the same expertise or provide the same level of service as our advisor.

Under the advisory agreement, our advisor may assign its responsibilities under the agreement to any of its affiliates with the approval of the independent directors. If there is such an assignment or transfer, the assignee may not have comparable operational expertise, have sufficient personnel, or manage our company as well as our advisor.

Risks Related to This Offering and Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all, or substantially all, of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all, or substantially all, of our assets) that might provide a premium price to holders of our common stock. A majority of our independent directors must approve any issuance of preferred stock.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership will not meet either of the above tests. With respect to the 40% test, we expect that most of the entities through which we and our Operating Partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are “primarily engaged,” through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business. For more information related to compliance with the Investment Company Act, see “Investment Objectives and Policies—Investment Limitations Under the Investment Company Act of 1940.”

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

You may not be able to sell your shares under our share redemption program and, if you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

Our board of directors has approved the share redemption program, but may amend, suspend or terminate our share redemption program upon 30 days’ notice without stockholder approval. Our board of directors may reject any request for redemption of shares. Further, there are many limitations on your ability to sell your shares pursuant to the share redemption program. Any stockholder requesting repurchase of their shares pursuant to our share redemption program will be required to certify to us that such stockholder acquired the shares by either (1) a purchase directly from us or (2) a transfer from the original investor by way of (i) a bona fide gift not for value to, or for the benefit of, a member of the stockholder’s immediate or extended family, (ii) a transfer to a custodian, trustee or other fiduciary for the account of the stockholder or his or her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or (iii) operation of law.

In addition, our share redemption program contains other restrictions and limitations. We expect to redeem shares on a quarterly basis. Shares will be redeemed pro rata among all stockholders requesting redemption in such quarter, with a priority given to redemptions upon the death, qualifying disability, or confinement to a long-term care facility of a stockholder; next, to stockholders who demonstrate, in the discretion of our board of directors, another involuntary, exigent circumstance, such as bankruptcy; next, to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and, finally, to other redemption requests. You must hold your shares for at least one year prior to seeking redemption under the share redemption program, except that our board of directors may waive this one-year holding requirement with respect to redemptions sought upon the death, qualifying disability, or confinement to a long-term care facility of a stockholder or for other exigent circumstances, and that if a stockholder is redeeming all of his or her shares the board of directors may waive the one-year holding requirement with respect to shares purchased pursuant to the distribution reinvestment plan. We will not redeem more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption. Our board of directors will determine from time to time, and at least quarterly, whether we have sufficient excess cash to repurchase shares. Generally, the cash available for redemption will be limited to proceeds from our distribution reinvestment plan plus 1% of the operating cash flow from the previous fiscal year (to the extent positive).

Therefore, in making a decision to purchase shares of our common stock, you should not assume that you will be able to sell any of your shares back to us pursuant to our share redemption program. For a more detailed description of the share redemption program, see “Description of Shares—Share Redemption Program.”

The offering price of our shares in this offering was not established in reliance on a valuation of our assets and liabilities; the actual value of an investment in us may be substantially less than the purchase price of our shares. We may use the most recent price paid to acquire a share in our offering as the estimated value of our shares until we have completed our offering stage. Even when we begin to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that an investor would receive upon liquidation or a resale of his or her shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.

To assist the Financial Industry Regulatory Authority (“FINRA”) members and their associated persons that participate in this offering of our common stock, we intend to disclose in each annual report distributed to stockholders a per-share estimated value of our common stock, the method by which it was developed, and the date of the data used to develop the estimated value. Initially, we intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as our estimated per share value of our shares. However, this estimated value is likely to be higher than the price at which you could resell your shares because (1) our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and (2) there is no public market for our shares. Moreover, this estimated value is likely to be higher than the amount you would receive per share if we were to liquidate because of the up-front fees that we pay in connection with the issuance of our shares. We expect to use the most recent public offering price for a share of our common stock as the estimated per share value reported in our annual reports on Form 10-K until we have completed our offering stage.

We will consider our offering stage complete when 18 months have passed since our last sale of shares in a public offering of equity securities, whether that last sale was in this initial public offering or a public follow-on offering. (For purposes of this definition, we do not consider “public equity offerings” to include offerings on behalf of selling stockholders or offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership).

After the 18-month period described above (or possibly sooner if our board so directs), we expect to publish an estimated value for a share of common stock. We expect such estimate will be based on estimates of the values of our assets net of our liabilities. However, at this time our board of directors has not decided who will perform valuations of our assets or the valuation methodology to be employed. Furthermore, we may not obtain asset-by-asset appraisals prepared by appraisers certified by a Member of the Appraisal Institute or other trade organization that monitors appraisers.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares, and (c) whether the redemptions are sought upon a stockholder’s death, qualifying disability or confinement to a long-term care facility. The maximum price that may be paid under the program is $15.00 per share, which is the offering price of our shares of common stock in the primary portion of this offering (ignoring purchase price discounts for certain categories of purchasers). Although this purchase price represents the most recent price at which most investors are willing to purchase shares in this offering, this value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

We may not meet the minimum offering requirements for this offering; therefore, you may not have access to your funds for one year from the date of this prospectus.

If the minimum offering requirements are not met within one year from the date of this prospectus, this offering will terminate and subscribers who have delivered their funds into escrow will not have access to those funds until such time.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent review of us or the prospectus customarily undertaken in underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a stockholder.

The dealer manager, Resource Securities, is one of our affiliates and will not make an independent review of us or this offering. Accordingly, you do not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Our charter will authorize us to issue 500,000,000 shares of capital stock, of which 200,000,000 shares will be designated as Class A common stock, 200,000,000 will be designated as Class T common stock, and 100,000,000 will be designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After you purchase shares in this offering, our board may elect to (1) sell additional equity securities in future public or private offerings; (2) issue shares of our common stock upon the exercise of the options we may grant to our independent directors, key personnel or to employees of RRE Innovation Office Advisor or RRE Innovation Office Manager or our sponsor; (3) issue shares to our advisor, its successors or assigns, in payment of an outstanding obligation or as consideration in a related-party transaction; or (4) issue shares of our common stock to our advisor and its affiliates upon redemption of Special OP Units and to sellers of properties we acquire in connection with an exchange of units of our Operating Partnership. To the extent we issue additional equity interests after you purchase shares in this offering, your percentage ownership interest in us will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, which may be less than the price paid per share in any offering under this prospectus, and the value of our properties, existing stockholders may also experience a dilution in the book value of their investment in us.

Payment of substantial fees and expenses to RRE Innovation Office Advisor and its affiliates will reduce cash available for investment and distribution and increases the risk that you will not be able to recover the amount of your investment in our shares.

RRE Innovation Office Advisor and its affiliates will perform services for us in connection with the offer and sale of our shares, the selection and acquisition of our investments, the management and leasing of our properties and the administration of our other investments. We will pay them substantial fees for these services, which will result in immediate dilution to the value of your investment and will reduce the amount of cash available for investment or distribution to stockholders. Depending primarily upon the number of shares we sell in this offering and assuming 80% of shares sold are Class A shares at a $15.00 purchase price and 20% of shares sold are Class T shares at a $15.00 purchase price, we estimate that we will use between 86.1% and 91% of the gross proceeds from the primary offering, or between $12.92 and $13.65 per share, respectively, for investments, assuming the maximum offering amount.

We also pay significant fees to our advisor and its affiliates during our operational stage. Those fees include property management and debt servicing fees, asset management fees and obligations to reimburse our advisor and its affiliates for expenses they incur in connection with their providing services to us, including certain personnel services.

We may also pay significant fees during our listing/liquidation stage. The subordinated incentive fee that we will pay to our advisor upon our investors receiving an agreed upon return on their investment is structured in the form of Special OP Units. Under limited circumstances, these Special OP Units may be redeemed in exchange for shares of Class A common stock, cash, a promissory note or any combination thereof., satisfying our obligation to pay our advisor an incentive fee and diluting our stockholders’ interest in us (if the redemption is in exchange for Class A common stock). Special OP Units may be redeemed in one of two circumstances. First, the units will be redeemed if we have paid distributions of net sale proceeds to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price. Second, the Special OP Units will be redeemed if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold for our common stockholders. Upon termination or non-renewal of the advisory agreement with or without cause, prior to one of the other triggering events described above, holders of Special OP Units will be entitled, upon a subsequent “Triggering Event,” to redeem such units in exchange for prorated distributions from our operating partnership, where proration is based on the percentage of time we were advised by our advisor, equal to15.0% of the amount by which the sum of our adjusted market value plus distributions to investors exceeds the aggregate capital contributed by investors plus an amount equal to a 7% cumulative, non-compounded return on the common stockholders’ capital contributions. Each of these events is a “Triggering Event.”

Upon a Triggering Event, our Special OP Units may generally be redeemed in exchange for shares of Class A common stock, cash, a promissory note or any combination thereof. If the exchange is for Class A common stock, the number of shares of Class A common stock shall be equal to:

•	(A) 15% of the amount, if any, by which

•

(1) the value of the company as of the date of the event triggering the conversion plus the total distributions paid to our stockholders through such date on the then outstanding shares of our common stock exceeds

•

(2) the sum of the aggregate issue price of those outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the exchange, divided by

•	(B) the value of the company divided by the number of outstanding shares of common stock, in each case, as of the date of the event triggering the exchange.

As a result, if the Special OP Units are redeemed in exchange for our common stock, our advisor will be entitled to a portion of amounts distributable to our stockholders, which such amounts distributable to the holder could be significant. See “THE OPERATING PARTNERSHIP AGREEMENT – Exchange Rights.”

Our advisor can influence whether our common stock is listed for trading on a national securities exchange. Accordingly, our advisor can influence the redemption of the Special OP Units issued to it and the resulting dilution of other stockholders’ interests if its Special OP Units are redeemed in exchange for our common stock.

Although the redemption of Special OP Units is contingent on our investors first enjoying agreed-upon investment returns, affiliates of our advisor could also receive significant payments even without our reaching the investment-return thresholds should we seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. And given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring our advisor or its employees. Although our advisory agreement provides that any consideration paid to acquire our advisor in connection with an internalization transaction must be paid in shares of our common stock and escrowed until our investors have received certain investment returns, it remains possible that such an internalization transaction could result in significant payments to affiliates of our advisor and we will not be required to seek a stockholder vote to become self-managed.

These fees and other potential payments increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in this offering. Substantial consideration paid to our advisor and its affiliates also increases the risk that you will not be able to resell your shares at a profit, even if our shares are listed on a national securities exchange. See “Management Compensation.”

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders could be reduced and the value of our investments could decline.

If we need additional capital in the future to improve or maintain our properties or for any other reason, we may have to obtain financing from sources beyond our cash flow from operations, such as borrowings, sales of assets or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to you and could reduce the value of your investment.

Our board of directors could opt into certain provisions of the Maryland General Corporation Law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. For more information about the business combination and control share acquisition provisions of Maryland law, see “Description of Shares—Business Combinations” and “Description of Shares—Control Share Acquisitions.”

Because Maryland law permits our board to adopt certain anti-takeover measures without stockholder approval, investors may be less likely to receive a “control premium” for their shares.

In 1999, the State of Maryland enacted legislation that enhances the power of Maryland corporations to protect themselves from unsolicited takeovers. Among other things, the legislation permits our board, without stockholder approval, to amend our charter to:

•	stagger our board of directors into three classes;

•	require a two-thirds stockholder vote for removal of directors;

•	provide that only the board can fix the size of the board;

•	provide that all vacancies on the board, however created, may be filled only by the affirmative vote of a majority of the remaining directors in office; and

•	require that special stockholder meetings may only be called by holders of a majority of the voting shares entitled to be cast at the meeting.

Under Maryland law, a corporation can opt to be governed by some or all of these provisions if it has a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has at least three independent directors. Our charter does not prohibit our board from opting into any of the above provisions permitted under Maryland law. Becoming governed by any of these provisions could discourage an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our securities. For more information about Subtitle 8 provisions of Maryland law discussed here, see “Description of Shares—Subtitle 8.”

If we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed and may not be able to retain or replace key personnel; and we may have increased exposure to litigation as a result of internalizing our management functions.

We may internalize management functions provided by our advisor, our property manager and their respective affiliates. Our board of directors may decide in the future to acquire assets and personnel from our advisor, our property manager or their affiliates for consideration that would be negotiated at that time. There can be no assurances that we will be successful in retaining our advisor’s key personnel in the event of an internalization transaction. In the event we were to acquire our advisor or our property manager, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition, which could take many forms, including cash payments, promissory notes and shares of our stock. The payment of such consideration could reduce the percentage of our shares owned by persons who purchase shares in this offering and could reduce the net income per share and funds from operations per share attributable to your investment. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and funds from operations. We cannot reasonably estimate the amount of fees to our advisor, property manager and other affiliates we would save, and the costs we would incur, if we acquired these entities. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor, property manager and other affiliates, our net income per share and funds from operations per share would be lower than they otherwise would have been had we not acquired these entities. Additionally, if we internalize our management functions, we could have difficulty integrating these functions. Currently, the officers and employees of our advisor, its affiliates and related parties perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring additional costs and divert our management’s attention from effectively managing our properties and overseeing other real estate-related assets. In recent years, internalization transactions have been the subject of stockholder litigation. Stockholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce the amount of funds available for investment by us in properties or other investments.

Risks Related to Investments in Real Estate

Economic and regulatory changes that impact the real estate market generally may decrease the value of our investments and weaken our operating results.

The properties we acquire and their performance are subject to the risks typically associated with real estate, including:

•	downturns in national, regional and local economic conditions;

•	competition;

•	adverse local conditions, such as oversupply or reduction in demand and changes in real estate zoning laws that may reduce the desirability of real estate in an area;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;

•	changes in the supply of or the demand for similar or competing properties in an area;

•	changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;

•	changes in governmental regulations, including those involving tax, real estate usage, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.

Any of the above factors, or a combination thereof, could result in a decrease in the value of our investments, which would have an adverse effect on our results of operations, reduce the cash available for distributions and the return on your investment.

Global and US market, political and economic conditions may adversely affect our liquidity and financial condition and those of our tenants.

While recent economic data reflects moderate economic growth in the United States, the cost and availability of credit may continue to be adversely affected by governmental budget and global economic factors. Concern about continued stability of the economy and credit markets generally, and the strength of counterparties specifically, has led many lenders and institutional investors to reduce and, in some cases, cease to provide funding to borrowers. Volatility in the U.S. and international capital markets and concern over a return to recessionary conditions in global economies may adversely affect our liquidity and financial condition and the liquidity and financial condition of our tenants. If these market conditions continue, they may limit our ability and the ability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs. Further instability in foreign countries caused by political upheaval or real or threatened armed conflicts could adversely affect the US and local economies, trading markets, jobs, interest rates and lending practices and may adversely affect our liquidity and financial condition as well as the ability of our tenants to pay rent.

Market trends and other conditions outside of our control could decrease the value of our investments and weaken our operating results.

Our performance and the market value of our securities are subject to risks associated with our investments in real estate assets and with trends in the real estate industry. Our economic performance and the value of our real estate assets and, consequently the market value of the Company’s securities, are subject to the risk that our properties may not generate revenues sufficient to meet our operating expenses or other obligations. A deficiency of this nature would adversely impact our financial condition, results of operations, cash flows and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

Events and conditions applicable to owners and operators of real estate that are beyond our control and could impact our economic performance and the value of our real estate assets may include:

•	local oversupply or reduction in demand for office or other commercial space, which may result in decreasing rental rates and greater concessions to tenants;

•	inability to collect rent from tenants;

•	vacancies or inability to rent space on favorable terms or at all;

•	inability to finance property development and acquisitions on favorable terms or at all;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	changing submarket demographics;

•	changes in space utilization by our tenants due to technology, economic conditions and business culture;

•	the development of harmful mold or other airborne toxins or contaminants that could damage our properties or expose us to third-party liabilities; and

•	property damage resulting from seismic activity or other natural disasters.

The loss or downsizing of a significant tenant in a property could adversely affect our financial condition, results of operations, ability to borrow funds and cash flows.

Our financial condition, results of operations, ability to borrow funds, and cash flows would be adversely affected if any of our significant tenants in a property fails to renew its lease(s), renew its lease(s) on terms less favorable to us, renews for less space due to economic conditions or more efficient use of space or becomes bankrupt or insolvent or otherwise unable to satisfy its lease obligations and we are unable to re-lease the space.

Downturn in tenants’ businesses may reduce our revenues and cash flows.

We expect to derive substantially all of our revenues from continuing operations from rental income and tenant reimbursements. In addition, we may have a significant number of tenants that are start-up companies that operate at a loss. A tenant may experience a downturn in its business, or may never generate positive results of operations, which may weaken its financial condition and result in its failure to make timely rental payments or result in defaults under our leases. For tenants that operate pursuant to capital investments, an acceleration of losses may result in a faster than expected use of available cash. In the event of default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under federal bankruptcy law, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might permit the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid and future rent could be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Therefore, our claim for unpaid rent would likely not be paid in full. Any losses resulting from the bankruptcy of any of our existing tenants could adversely impact our financial condition, results of operations, cash flows and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

We expect that a large percentage of our tenants will operate in a concentrated group of industries and downturns in these industries could adversely affect our financial condition, results of operations and cash flows.

We expect that a substantial percentage of our annualized base rental revenue will be from tenants operating in the technology industry. An economic downturn in the technology industry would negatively impact the financial condition of such tenants and could cause them to fail to make timely rental payments or default on lease obligations, fail to renew their leases or renew their leases on terms less favorable to us, become bankrupt or insolvent, or otherwise become unable to satisfy their obligations to us. As a result, a downturn in the technology industry could adversely affect our financial conditions, result of operations and cash flows.

We are subject to governmental regulations that may affect the renovations to, and use of, our properties.

Our properties are subject to regulation under federal laws, such as the Americans with Disabilities Act of 1990 (the “ADA”), pursuant to which all public accommodations must meet federal requirements related to access and use by disabled persons, and state and local laws addressing earthquake, fire, and life safety requirements. Although we believe that our properties will substantially comply with requirements under applicable governmental regulations, it is possible that any of our properties could be audited or investigated for compliance by any regulatory agency. If we were not in compliance with material provisions of the ADA or other regulations affecting our properties, we might be required to take remedial action, which could include making modifications or renovations to properties. Federal, state, or local governments may also enact future laws and regulations that could require us to make significant modifications or renovations to our properties. If we were to incur substantial costs to comply with the ADA or any other regulations, our financial condition, results of operations, cash flows and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders could be adversely affected.

Our use of debt will reduce cash available for distribution and may expose us to the risk of default under our debt obligations.

Payments of principal and interest on our borrowings may leave us with insufficient cash resources to operate our properties or to pay in cash the distributions necessary to qualify and maintain our REIT qualification. Our level of debt and the limitations imposed by our debt agreements may have substantial consequences to us, including the following:

•	we may be unable to refinance our indebtedness at maturity, or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	cash flows may be insufficient to meet required principal and interest payments;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may default on our obligations, and the lenders or mortgagees may foreclose on our properties that secure the loans and receive an assignment of rents and leases; and

•	our default under one mortgage loan could result in a default on other indebtedness with cross default provisions.

If one or more of these events were to occur, our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, which could require us to borrow or sell assets to raise the funds necessary to meet the REIT distribution requirements discussed below, even if such actions are not on favorable terms.

We face significant competition, which may decrease the occupancy and rental rates of our properties.

We will compete with several developers, owners, and operators of office, undeveloped land and other commercial real estate, many of which own properties similar to the properties that we expect to acquire, in the same submarkets in which our properties are located, but which have lower occupancy rates than our properties. Therefore, our competitors have an incentive to decrease rental rates until their available space is leased. If our competitors offer space at rental rates below the rates currently charged by us for comparable space, we may be pressured to reduce our rental rates below those currently charged in order to retain tenants when our tenant leases expire. As a result, our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders may be adversely affected.

In order to maintain the quality of our properties and successfully compete against other properties, we must periodically spend money to maintain, repair, and renovate our properties, which reduces our cash flows. If our properties are not as attractive to current and prospective tenants in terms of rent, services, condition, or location as properties owned by our competitors, we could lose tenants or suffer lower rental rates. As a result, we may from time to time be required to make significant capital expenditures to maintain the competitiveness of our properties. There can be no assurances that any such expenditure would result in higher occupancy or higher rental rates, or deter existing tenants from relocating to properties owned by our competitors.

We may be unable to complete acquisitions and successfully operate acquired properties.

Our ability to acquire properties on favorable terms and successfully operate them is subject to various risks, including the following:

•

we may potentially be unable to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded and private REITs, institutional investment funds and other real estate investors;

•	even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;

•

even if we enter into agreements for the acquisition of a desired property, we may be unable to complete such acquisitions because they remain subject to customary conditions to closing, including the completion of due diligence investigations to management’s satisfaction;

•	we may be unable to finance acquisitions on favorable terms or at all;

•	we may spend more than budgeted amounts in operating costs or to make necessary improvements or renovations to acquired properties;

•	we may be unable to lease acquired, developed, or redeveloped properties at projected economic lease terms or within budgeted timeframes;

•	we may acquire properties that are subject to liabilities for which we may have limited or no recourse; and

•	we may be unable to complete an acquisition after making a nonrefundable deposit and incurring certain other acquisition-related costs.

•	we may not complete or redevelop properties on schedule or within budgeted amounts;

•	we may expend funds on and devote management’s time to acquisition, or redevelopment of properties that we may not complete;

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, and other required entitlements, and building, occupancy, and other required governmental permits and authorizations;

•	we may encounter delays, refusals, unforeseen cost increases, and other impairments resulting from third-party litigation; and

•	we may fail to obtain the financial results expected from properties we acquire or redevelop.

If one or more of these events were to occur in connection with our acquired properties, we could be required to recognize an impairment loss. These events could also have an adverse impact on our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

We may own certain properties subject to ground leases and other restrictive agreements that limit our uses of the properties, restrict our ability to sell or otherwise transfer the properties and expose us to the loss of the properties if such agreements are breached by us, terminated or not renewed.

We may acquire properties that we lease individually on a long-term basis. These ground leases and other restrictive agreements may impose significant limitations on our uses of the subject property, restrict our ability to sell or otherwise transfer our interests in the property or restrict our leasing of the property. These restrictions may limit our ability to timely sell or exchange the properties, impair the properties’ value or negatively impact our ability to find suitable tenants for the properties. In addition, if we default under the terms of any particular lease, we may lose the ownership rights to the property subject to the lease. Upon expiration of a lease, we may not be able to renegotiate a new lease on favorable terms, if at all. The loss of the ownership rights to these properties or an increase of rental expense could have an adverse effect on our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

Real estate assets are illiquid, and we may not be able to sell our properties when we desire.

Our investments in our properties are relatively illiquid, limiting our ability to sell our properties quickly in response to changes in economic or other conditions. In addition, the Code generally imposes a 100% prohibited transaction tax on the Company on profits derived from sales of properties held primarily for sale to customers in the ordinary course of business, which effectively limits our ability to sell properties other than on a selected basis. These restrictions on our ability to sell our properties could have an adverse effect on our financial condition, results of operations, cash flow, the quoted trading price of our securities, and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

Future terrorist activity or engagement in war by the United States may have an adverse effect on our financial condition and operating results.

Terrorist attacks in the United States and other acts of terrorism or war, may result in declining economic activity, which could harm the demand for and the value of our properties. In addition, the public perception that certain locations are at greater risk for attack, such as major airports, ports, and rail facilities, may decrease the demand for and the value of our properties near these sites. A decrease in demand could make it difficult for us to renew or re-lease our properties at these sites at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our properties through damage, destruction, or loss, and the availability of insurance for these acts may be less, and cost more, which could adversely affect our financial condition. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor their existing leases.

Terrorist acts and engagement in war by the United States also may adversely affect the markets in which our securities trade and may cause further erosion of business and consumer confidence and spending and may result in increased volatility in national and international financial markets and economies. Any one of these events may cause a decline in the demand for our office leased space, delay the time in which our new or renovated properties reach stabilized occupancy, increase our operating expenses, such as those attributable to increased physical security for our properties, and limit our access to capital or increase our cost of raising capital.

Unfavorable resolution of litigation matters and disputes could have a material adverse effect on our financial condition. From time to time, we may be involved in legal proceedings, lawsuits and other claims.

We may also be named as defendants in lawsuits allegedly arising out of our actions or the actions of our operators and tenants in which such operators and tenants have agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses. An unfavorable resolution of litigation could have an effect on our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay our ability to pay dividends and distributions to our security holders. Regardless of its outcome, litigation may result in substantial costs and expenses and significantly divert the attention of our management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, litigation. In addition, litigation, government proceedings or environmental matters could lead to increased costs or interruption of our normal business operations.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, or otherwise adversely impact our financial condition, results of operations, cash flows, the quoted trading price of our securities and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

We face risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (IT) networks and related systems.

We will face risks associated with security breaches, whether through cyber attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems), and, in some cases, may be critical to the operations of certain of our tenants. There can be no assurance that our efforts to maintain the security and integrity of these types of IT networks and related systems will be effective or that attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving our IT networks and related systems could adversely impact our financial condition, results of operations, cash flows, the quoted trading price of our securities and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our stockholders’ overall return.

We may enter into joint ventures to acquire properties and other assets. We may also purchase properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

•	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

•

that such co-venturer, co-tenant or partner may grant us a right of first refusal or buy/sell right to buy out such co-venturer or partner, and that we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and therefore your return on investment.

Because we will rely on RRE Innovation Office Manager, its affiliates and third parties to manage the day-to-day affairs of any properties we may acquire, should the staff of a particular property perform poorly, our operating results for that property will similarly be hindered and our net income may be reduced.

We will depend upon the performance of our property managers to effectively manage our properties and real estate-related assets. Rising vacancies across real estate properties have resulted in increased pressure on real estate investors and their property managers to maintain adequate occupancy levels. In order to do so, we may have to offer inducements, such as free rent, to compete for tenants. Poor performance by those sales, leasing and other management staff members operating a particular property will necessarily translate into poor results of operations for that particular property. Should RRE Innovation Office Manager, its affiliates or third party sub-managers fail to identify problems in the day-to-day management of a particular property or fail to take the appropriate corrective action in a timely manner, our operating results may be hindered and our net income reduced.

If we are unable to sell a property for the price, on the terms, or within the time frame we desire, it could limit our ability to pay cash distributions to you.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms, or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to you and could reduce the value of your investment.

Government entities and contractors may cause unforeseen delays and increase costs to renovate office properties that we may acquire, which may reduce our net income and cash available for distributions to you.

We may seek to or be required to incur substantial capital obligations to renovate or reposition existing properties that we acquire. Our advisor and its key real estate professionals will do their best to estimate these costs prior to acquisition but may not be able to ascertain all hidden defects or problems. There could be unknown and excessive costs, expenses and delays associated with a property’s renovations and interior and exterior upgrades. We will be subject to risks relating to the uncertainties associated with permits and approvals required by governmental entities, community associations and our construction manager’s ability to control costs and to build in conformity with plans and the established timeframe. We will pay a construction management fee to a construction manager, which may be RRE Innovation Office Manager or its affiliates, if new capital improvements are required.

If we are unable to increase rental rates or sell a property at a price consistent with our underwritten projections due to local market or economic conditions to offset the cost of renovating a property, the return on your investment may suffer.

Costs of responding to both known and previously undetected environmental contamination and hazardous conditions may decrease our cash flows and limit our ability to make distributions.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, current or previous owners or operators of real property for the costs to investigate or remediate contaminated properties, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Our tenants’ operations, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

Environmental laws also may impose liens on a property or restrictions on the manner in which a property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

Properties acquired by us may have toxic mold that could result in substantial liabilities to us.

Litigation and concern about indoor exposure to certain types of toxic molds has been increasing as the public becomes aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. It is impossible to eliminate all mold and mold spores in the indoor environment. There can be no assurance that the properties acquired by us will not contain toxic mold. The difficulty in discovering indoor toxic mold growth could lead to an increased risk of lawsuits by affected persons and the risk that the cost to remediate toxic mold will exceed the value of the property. There is a risk that we may acquire properties that contain toxic mold and such properties may negatively affect our performance and your return on investment.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on your investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions.

Our properties may be dispersed geographically and across various markets and sectors.

We may acquire and operate properties in different locations throughout the United States and in different markets and sectors. The success of our properties will depend largely on our ability to hire various managers and service providers in each area, market and sector where the properties are located or situated. It may be more challenging to manage a diverse portfolio. Failure to meet such challenges could reduce the value of your investment. See “Investment Objectives and Policies—Real Estate Asset Management Strategy.”

A high concentration of our properties in a particular geographic area would magnify the effects of downturns in that geographic area.

In the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio.

Risks Related to Investments in Real Estate-Related Debt Assets

Our investments in real estate-related debt or preferred equity investments are subject to the risks typically associated with real estate.

Our investments in mortgage, mezzanine or other real estate loans or preferred equity investments will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in other real estate-related debt investments may be similarly affected by real estate property values. Therefore, our real estate-related debt investments will be subject to the risks typically associated with real estate, which are described above under the heading “—Risks Related to Investments in Real Estate.”

If we make or invest in mortgage, mezzanine, bridge or other real estate loans, our loans will be subject to interest rate fluctuations that will affect our returns as compared to market interest rates; accordingly, the value of our stockholders’ investment would be subject to fluctuations in interest rates.

If we make or invest in fixed rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we may not be able to reinvest the proceeds at as high of an interest rate. If we invest in variable-rate loans and interest rates decrease, our revenues will also decrease. For these reasons, if we invest in mortgage, mezzanine, bridge or other real estate loans, our returns on those loans and the value of our stockholders’ investment will be subject to fluctuations in interest rates.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If we make or invest in mortgage loans and there are defaults under those mortgage loans, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Government action may reduce recoveries on defaulted loans.

Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure, provide new defenses to foreclosure or otherwise impair our ability to foreclose on real estate-related debt investments in default. Various jurisdictions have considered or are currently considering such actions, and the nature or extent of the limitation on foreclosure that may be enacted cannot be predicted. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance on a mortgage loan that is secured by a lien on the mortgaged property, reduce the interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

Property owners filing for bankruptcy may adversely affect us.

The filing of a petition in bankruptcy automatically stops or “stays” any actions to enforce the terms of all debt of the debtor, including a mortgage loan. The length of the stay and the costs associated with it will generally have an adverse impact on our profitability. Further, the bankruptcy court may take other actions that prevent us from foreclosing on the property. Any bankruptcy proceeding will, at a minimum, delay us in achieving our investment objectives and may adversely affect our profitability.

Investing in mezzanine debt, B-Notes or other subordinated debt involves greater risks of loss than senior loans secured by the same properties.

We may invest in mezzanine debt, B-Notes and other subordinated debt. These types of investments carry a higher degree of risk of loss than senior secured debt investments, because in the event of default and foreclosure, holders of senior liens will be paid in full before subordinated investors and, depending on the value of the underlying collateral, there may not be sufficient assets to pay all or any part of amounts owed to subordinated investors. Moreover, mezzanine debt, B-Notes and other subordinate debt investments may have higher loan-to-value ratios than conventional senior lien financing, resulting in less equity in the collateral and increasing the risk of loss of principal. If a borrower defaults or declares bankruptcy, we may be subject to agreements restricting or eliminating our rights as a creditor, including rights to call a default, foreclose on collateral, accelerate maturity or control decisions made in bankruptcy proceedings. In addition, the prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to economic downturns or individual issuer developments. An economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of instruments underlying the securities to make principal and interest payments may be impaired.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated,

B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

Our potential ownership of a B-Note with controlling class rights may, if the financing fails to perform according to its terms, cause us to pursue remedies, which may include foreclosure on, or modification of, the note. In some cases, however, the owner of the A-Note may be able to foreclose or modify the note against our wishes as owner of the B-Note. As a result, our economic and business interests may diverge from the interests of the owner of the A-Note. In this regard, B-Notes share certain credit characteristics with second mortgages, because both are subject to greater credit risk with respect to the underlying mortgage collateral than the first mortgage or A-Note.

Investment in non-conforming and non-investment-grade loans may involve increased risk of loss.

Loans we may acquire may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment-grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, loans we acquire may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

Our investments in subordinated loans may be subject to losses.

We may acquire subordinated loans. In the event a borrower defaults on a subordinated loan and lacks sufficient capacity to cure the default, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

To the extent that we make investments in real estate-related securities, a portion of those investments may be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

Certain of the real estate-related securities that we may purchase in connection with privately negotiated transactions will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. Further, the mezzanine and certain of the other loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower’s default.

Delays in restructuring or liquidating non-performing real estate securities could reduce the return on our stockholders’ investment.

Real estate securities may become non-performing after acquisition for a wide variety of reasons. Such non-performing real estate investments may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such real estate security, replacement “takeout” financing may not be available. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions with respect to subordinate loans may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including, without limitation, lender liability claims and defenses, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to litigate. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. Foreclosure actions by senior lenders may substantially affect the amount that we may earn or recover from an investment.

We will depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders will be dependent upon the success and economic viability of such debtors.

The success of our real estate-related debt investments such as loans and debt and derivative securities will materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses. In the event of a debtor default or bankruptcy, we may experience delays in enforcing our rights as a creditor, and such rights may be subordinated to the rights of other creditors. These events could negatively affect the cash available for distribution to our stockholders and the value of our stockholders’ investment.

Prepayments can adversely affect the yields on our investments.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of acquisition of certain investments.

Our investments in real estate-related debt securities and preferred and common equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Subject to certain REIT asset and income tests, we may make equity investments in REITs and other real estate companies. We may target a public company that owns commercial real estate or real estate-related assets when we believe its stock is trading at a discount to that company’s intrinsic value. We may eventually seek to acquire or gain a controlling interest in the companies that we target. We do not expect our non-controlling equity investments in other public companies to exceed 10% of the proceeds of this offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time. We may also invest in debt securities and preferred equity securities issued by REITs and other real estate companies. Our investments in debt securities and preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related debt investments. Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest or distribution payments to us.

Some of our portfolio investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of securities that are recorded at fair value but have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, because they may fluctuate over short periods of time, and because they may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be lower than perceived at the time of your investment if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions, and we cannot assure you that those ratings will not be downgraded.

Some of our investments may be rated by Moody’s Investors Service, Fitch Ratings or Standard & Poor’s. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

Preferred equity investments may have similar risks to subordinate debt.

We may make preferred equity investments in companies that own or acquire office properties. These investments may involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of the preferred equity generally will invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments, including risks related to rising interest rates.

Preferred equity securities will most likely be unsecured and also may be subordinated to other obligations of the issuer, including debt. As a result, investments in preferred equity are subject to risks of (1) limited liquidity in the secondary trading market in the case of unlisted or lightly traded securities, (2) substantial market price volatility in the case of traded preferred equity securities, (3) subordination to the prior claims of banks and other lenders to the issuer, (4) the operation of mandatory sinking fund or call/redemption provisions that could cause the value of our investment to decline, (5) the possibility that earnings of the issues may be insufficient to meet its debt service to lenders and distribution obligations to holders of the preferred equity, including us, (6) the declining creditworthiness and potential for insolvency of the issuer: These risks may adversely affect the value of our investments in preferred equity securities.

Risks Associated with Debt Financing

We may incur mortgage indebtedness and other borrowings, which increases our risk of loss due to foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our properties and other assets. In some instances, we may acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may also incur mortgage debt on properties that we already own in order to obtain funds to acquire additional properties. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends paid deduction and excluding net capital gain). We, however, can give you no assurance that we will be able to obtain such borrowings on satisfactory terms.

If we do mortgage a property and there is a shortfall between the cash flow from that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of your investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We may give full or partial guaranties to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited and you could lose all or part of your investment.

High mortgage interest rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable interest rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans become due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long term through a variety of means, including credit facilities, issuance of commercial mortgage-backed securities, and other structured financings. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders and funds available for operations, as well as for future business opportunities.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or replace RRE Innovation Office Advisor as our advisor. These or other limitations may limit our flexibility and our ability to achieve our operating plans.

Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We expect that we will incur indebtedness in the future. Increases in interest rates may increase our interest costs, which would reduce our cash flows and our ability to pay distributions. In addition, if we need to repay existing debt during periods of higher interest rates, we might have to sell one or more of our investments in order to repay the debt, which sale at that time might not permit realization of the maximum return on such investments.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and decrease the value of your investment.

Our charter limits our leverage to 300% of our net assets, and we may exceed this limit with the approval of the independent directors of our board of directors. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment. See “Investment Objectives and Policies—Borrowing Policies.”

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

We intend to elect to be taxed as a REIT beginning with the taxable year ending December 31, 2015, or the first year in which we commence material operations if later. In order for us to qualify and maintain our qualification as a REIT, we must satisfy certain requirements set forth in the Internal Revenue Code and Treasury Regulations that may be dependent on various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT. Morris, Manning & Martin, LLP, our tax counsel, has rendered its opinion that we will be organized in conformity with the requirements for qualification as a REIT effective beginning with our taxable year ending December 31, 2015, or the first year in which we commence material operations if later, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT, based upon our representations as to the manner in which we will be owned, invest in assets and operate, among other things. However, our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of the various tests imposed by the Internal Revenue Code, the requirements to be taxed as a REIT under the Internal Revenue Code and Treasury Regulations. Morris, Manning & Martin, LLP will not review these operating results or compliance with the qualification standards on an ongoing basis. This means that we may fail to satisfy the REIT requirements in the future. Also, the REIT qualification tax opinion represents Morris, Manning & Martin, LLP’s legal judgment based on the law in effect as of the date of this prospectus. Morris, Manning & Martin, LLP’s opinion is not binding on the Internal Revenue Service (“IRS”) or the courts, and we will not apply for a ruling from the IRS regarding our status as a REIT. Future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT for any taxable year and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, you will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the shares of common stock received. See “Description of Shares—Distribution Reinvestment Plan—Tax Consequences of Participation.”

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

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In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

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We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

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If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

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If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our taxable REIT subsidiaries or the sale met certain “safe harbor” requirements under the Internal Revenue Code.

Our investments in debt instruments may cause us to recognize taxable income for which cash has not been received.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for federal income tax purposes.

We may be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

As a result of these factors, there is a risk that we may recognize taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this taxable income for which cash has not been received is recognized.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, if a borrower under one of our debt investments defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing investor return.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce your overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of your investment.

The “taxable mortgage pool” rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations.

We may be deemed to be ourselves, or we may make investments in entities that own or are themselves deemed to be taxable mortgage pools. Similarly, certain of our securitizations or other borrowings could be considered to result in the creation of a taxable mortgage pool for federal income tax purposes. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and intend to reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax by the amount of such tax paid by us that is attributable to such stockholder’s ownership. Moreover, we would generally be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions or other financing arrangements.

Distributions or gain on sale may be characterized as unrelated business taxable income to tax-exempt investors.

If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a “pension-held REIT,” (3) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (4) the residual interests in any real estate mortgage investment conduits (“REMICs”), we acquire (if any) generate “excess inclusion income,” then a portion of the distributions to and, in the case of a stockholder described in clause (3), gains realized on the sale of common stock by, such tax-exempt stockholder may be subject to federal income tax as unrelated business taxable income under the Internal Revenue Code. See “Federal Income Tax Considerations—Other Issues With Respect to Taxation of a REIT—Taxable Mortgage Pools.”

Classification of a securitization or financing arrangement as a taxable mortgage pool could subject us or certain of you to increased taxation.

We intend to structure our securitization and financing arrangements as to not create a taxable mortgage pool. However, if we have borrowings with two or more maturities and (1) those borrowings are secured by mortgages or mortgage-backed securities and (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgages or mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our investments were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, provided we own 100% of such entity, but a portion of the taxable income we recognize may, under the Internal Revenue Code and Treasury Regulations, be characterized as “excess inclusion” income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

•	not be allowed to be offset by a stockholder’s net operating losses;

•	be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;

•

be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

•

be taxable (at the highest corporate tax rate) to us, rather than to you, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

The tax on prohibited transactions may limit our ability to engage in certain transactions, including methods of securitizing mortgage loans that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business where such sales do not qualify for a safe harbor under the

Internal Revenue Code. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would subject us to U.S. federal income tax at corporate rates, which would reduce the amounts available for distribution to you.

We may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which also might cause us to fail to meet the annual distribution requirement for a taxable year.

If our operating partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce the cash available to us for distribution to you.

We intend to maintain the status of the operating partnership as a partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of the operating partnership as a partnership for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the yield on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute as dividends to our stockholders at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class and in accordance with the preferences among different classes of stock as set forth in our organizational documents. If the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. We intend to apply for a private letter ruling from the IRS concluding that differences in the dividends distributed to holders of Class A shares and holders of Class T shares, as described in the ruling, will not cause such dividends to be preferential dividends. There is no assurance that we will receive such a ruling.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. See “Federal Income Tax Considerations—REIT Qualification Tests—25% Asset Test.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. In order to meet the REIT asset tests, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT if tax ownership of these assets was necessary for us to meet the income or asset tests discussed in “Federal Income Tax Considerations—REIT Qualification Tests.”

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. See “Federal Income Tax Considerations—REIT Qualification Tests—The 75% Gross Income Test” and “Federal Income Tax Considerations—REIT Qualification Tests—The 95% Gross Income Test.” As a result of these rules, we may limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Ownership limitations may restrict change of control or business combination opportunities in which you might receive a premium for your shares.

In order for us to qualify as a REIT for each taxable year after 2015, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, and certain other entities including private foundations. To preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure you that we will be able to comply with the 25% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or that we will be able to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

The IRS may challenge our characterization of certain income from offshore taxable REIT subsidiaries.

We may form offshore corporate entities treated as taxable REIT subsidiaries. If we form such subsidiaries, we may receive certain “income inclusions” with respect to our equity investments in these entities. We intend to treat such income inclusions, to the extent matched by repatriations of cash in the same taxable year, as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Because there is no clear precedent with respect to the qualification of such income inclusions for purposes of the REIT gross income tests, no assurance can be given that the IRS will not assert a contrary position. If such income does not qualify for the 95% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT, in both events only if such inclusions (along with certain other non-qualifying income) exceed 5% of our gross income.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

In general, the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If you fail to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, you could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit-sharing, section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. If you are investing the assets of such a plan or account in our common stock, you should satisfy yourself that:

•	your investment is consistent with your fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan’s or account’s investment policy;

•	your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	your investment in our shares, for which no trading market may exist, is consistent with the liquidity needs of the plan or IRA;

•	your investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	you will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

•	your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we expect to provide an estimated value for our shares annually. Until 18 months have passed without a sale in a public offering of our common stock, not including any offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan, or the issuance of shares upon redemption of interests in our Operating Partnership, we expect to use the gross offering price of a share of common stock in our most recent offering as the per share estimated value thereof.

This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Accordingly, we can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. Additionally, the investment transaction may be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make in this prospectus are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	the factors described in this prospectus, including those set forth under the sections captioned “Risk Factors” and “Investment Objectives and Policies;”

•	our future operating results;

•	our business prospects;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates, the debt securities market or the general economy;

•	changes in governmental regulations, tax rates and similar matters;

•	actions and initiatives of the U.S. government relating to discounted or troubled assets, and the impact of these policies;

•	availability of investment opportunities in real estate and real estate-related assets;

•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ESTIMATED USE OF PROCEEDS

The table on the following page sets forth information about how we intend to use the proceeds raised in this offering and assumes:

•	the sale of the minimum offering amount;

•	the sale of the maximum offering amount;

•	the sale of 80% of Class A shares and 20% of Class T shares in the offering, based on the initial offering price of $15.00 each, per share; and

•	we incur no leverage.

The number of shares to be offered and the other terms of any offering under this prospectus, may vary from these assumptions. Shares in the primary offering are being publicly offered on a best efforts basis at $15.00 per Class A share and at $15.00 per Class T share, and pursuant to our DRIP offering plan at the initial price of $14.25 per Class A share and $14.25 per Class T share. In the event we determine our NAV during the period of this offering, we will adjust the offering price per share accordingly.

The table assumes that the full dealer manager fee and sales commission are paid on all shares offered in our primary offering to the public on a best efforts basis. The sales commission and, in some cases, all or a portion of the dealer manager fee, may be reduced or eliminated in connection with certain categories of sales. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. After paying the sales commission and the dealer manager fee, and, in the case of Class T shares, the distribution fee, we will use the net proceeds of the offering to acquire investments and to pay the fees set forth in the table below. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

Assuming we raise the maximum offering amount pursuant to this offering, excluding proceeds from the sale of shares offered under our distribution reinvestment plan, and assuming that we raise the maximum offering amount in accordance with the 80%/20% split described above, we expect that approximately 89.5% of the money you invest will be used to make real estate investments and to pay acquisition fees and expenses related to those investments. The balance will be used to pay selling commissions, the dealer manager fee and issuer costs. Raising less than the maximum offering amount or selling a different combination of Class A shares and Class T shares would change the amounts of fees, commissions, costs and expenses presented in the table below.

To the extent offering proceeds are used to pay distributions in anticipation of future cash flow from operating activities, the amount available for investment will be correspondingly reduced, your overall return may be reduced, our portfolio may be less diversified and the value of a share of our common stock may be diluted. Our organizational documents do not limit the amount of distributions we can fund from sources other than from cash flows from operations, including from offering proceeds. See “Risks Related to This Offering and Our Corporate Structure.”

The figures set forth below cannot be precisely calculated at this time and will depend on a number of factors, including, but not limited to, rates of reinvestment pursuant to the DRIP offering and any potential reallocation of shares between the primary offering and the DRIP offering and to reallocate shares among the different classes of shares.

The following table is presented solely for informational purposes and presents information regarding the use of proceeds raised in this offering with respect to Class A shares (amounts in thousands).

	Minimum Primary Offering $1,600 in Class A Shares		Maximum Primary Offering $800,000 in Class A Shares
	Amount	% of Proceeds	Amount	% of Proceeds
Gross Offering Proceeds	$1,600	100.0%	$800,000	100.0%
Less Offering Expenses
Selling Commissions(1)	112	7.0%	56,000	7.0%
Dealer Manager Fee(1)	48	3.0%	24,000	3.0%
Organization and Offering Expense Reimbursement(2)	24	1.5%	12,000	1.5%

Net Proceeds Available for Investment(3)	$1,416	88.5%	$708,000	88.5%

Acquisition:
Acquisition fees(4)	$27.6	1.7%	$13,781	1.7%
Acquisition expenses(5)	10.3	0.7%	5,168	0.7%
Working Capital Reserve(6)	0	0.0%	0	0.0%

To be invested in properties(7)	$1,378.1	86.1%	$689,051	86.1%

(1)

The dealer manager, in its sole discretion, may reallow all or a portion of the sales commission attributable to the shares sold by other broker-dealers participating in this offering to them and may also reallow a portion of its dealer manager fee for reimbursement of marketing expenses. The maximum compensation payable to members of FINRA participating in this offering will not exceed 10.0% of the aggregate gross offering proceeds from the sale of shares sold in the primary offering.

(2)

Amount reflected is an estimate. Organization and offering expenses to be paid by us in connection with the organization and formation of our company and this offering include legal, accounting and printing expenses, expenses associated with stockholder relations, escrow agent and transfer agent fees, fulfillment costs, blue sky, SEC and FINRA filing fees, expenses associated with advertising and sales literature prepared by us and detailed and itemized due diligence reimbursements. A portion of our organizational and offering expenses are anticipated to be used for accountable or non-accountable expense reimbursement of cumulative organization and offering expenses which will be deemed additional underwriting compensation pursuant to FINRA Rule 2310. We will not pay or reimburse any of the foregoing costs to the extent such payment would cause total underwriting compensation to exceed 10.0% of the gross proceeds of the primary offering as of the termination of the offering, as required by the rules of FINRA. We will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on our behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of reimbursement.

(3)

Until required in connection with our targeted investments, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. The amount of investments which we are able to make will depend on several factors, including the amount of capital raised in this offering, the extent to which proceeds from our distribution reinvestment plan are used to repurchase shares under our unit repurchase program and whether we use offering proceeds to make distributions. We are not able to estimate the amount of investments we may make assuming the sale of any particular number of shares. However, in general we expect that the concentration risk of our portfolio of investments will be inversely related to the number of shares sold in this offering. Before we substantially invest the net proceeds of this offering, our distributions may exceed our funds from operations and may be paid from offering proceeds, borrowings and other sources, which would reduce the amount of offering proceeds available for investment, or require us to repay such borrowings, both of which could reduce your overall return.

(4)

Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and purchasing of properties. Acquisition fees exclude acquisition expenses and any construction fee paid to a person who is not our affiliate in connection with construction of a project after our acquisition of a property. We will pay to our advisor acquisition fees of 2.0% of the contract purchase price of each property or asset we acquire (including our pro rata share of debt attributable to such property) plus amounts spent or reserved for capital expenditures that will be used for capital improvements and repairs to any real property investment acquired and 2.0% of the amount advanced with respect to a mortgage loan or other real estate-related investment (including our pro rata share of debt attributable to such investment). If we raise the maximum amount of the primary offering of $1,100,000,000 and our investments are 50% leveraged, the total acquisition and advisory fees payable will be $26,131,350.

(5)

Acquisition expenses will include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property (including our pro rata share of debt attributable to such property) or other real estate related investments; however, expenses on a particular acquisition or investment may be higher.

Acquisitions fees and expenses for any particular property will not exceed 6% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us.

(6)

We may establish reserves for construction, redevelopment, maintenance and repairs of our real estate properties from gross offering proceeds, out of cash flow generated by operating properties or out of the net cash proceeds received by us from any sale or exchange of properties.

(7)	Includes amounts anticipated to be invested in properties net of fees and expenses. Subject to certain limitations, this amount may be used to fund distributions.

The fees, compensation, income, expense reimbursements, interests and other payments described above payable to our advisor, our dealer manager and their respective affiliates may increase or decrease during or after this offering.

The following table is presented solely for informational purposes and presents information regarding the use of proceeds raised in this offering with respect to Class T shares (amounts in thousands).

	Minimum Primary Offering $400 in Class T Shares		Maximum Primary Offering $200,000 in Class T Shares
	Amount	% of Proceeds	Amount	% of Proceeds
Gross Offering Proceeds	$400	100.0%	$200,000	100.0%
Less Offering Expenses
Selling Commissions(1)	8	2.0%	4,000	2.0%
Dealer Manager Fee(1)	12	3.0%	6,000	3.0%
Organization and Offering Expense Reimbursement(2)	6	1.5%	3,000	1.5%

Net Proceeds Available for Investment(3)	$374	93.5%	$187,000	93.5%

Acquisition:
Acquisition fees(4)	$7.3	1.8%	$3,639.9	1.8%
Acquisition expenses(5)	2.7	0.7%	1,365	0.7%
Working Capital Reserve(6)	0	0%	0	0%

To be invested in properties(7)	$364	91%	$181,995.1	91%

(1)

The dealer manager, in its sole discretion, may reallow all or a portion of the sales commission attributable to the shares sold by other broker-dealers participating in this offering to them and may also reallow a portion of its dealer manager fee for reimbursement of marketing expenses. The maximum compensation payable to members of FINRA participating in this offering will not exceed 10.0% of the aggregate gross offering proceeds from the sale of shares sold in the primary offering.

(2)

Amount reflected is an estimate. Organization and offering expenses to be paid by us in connection with the organization and formation of our company and this offering include legal, accounting and printing expenses, expenses associated with stockholder relations, escrow agent and transfer agent fees, fulfillment costs, blue sky, SEC and FINRA filing fees, expenses associated with advertising and sales literature prepared by us and detailed and itemized due diligence reimbursements. A portion of our organizational and offering expenses are anticipated to be used for accountable or non-accountable expense reimbursement of cumulative organization and offering expenses which will be deemed additional underwriting compensation pursuant to FINRA Rule 2310. We will not pay or reimburse any of the foregoing costs to the extent such payment would cause total underwriting compensation to exceed 10.0% of the gross proceeds of the primary offering as of the termination of the offering, as required by the rules of FINRA. We will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on our behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of reimbursement.

(3)

Until required in connection with our targeted investments, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. The amount of investments which we are able to make will depend on several factors, including the amount of capital raised in this offering, the extent to which proceeds from our distribution reinvestment plan are used to repurchase shares under our unit repurchase program and whether we use offering proceeds to make distributions. We are not able to estimate the amount of investments we may make assuming the sale of any particular number of shares. However, in general we expect that the concentration risk of our portfolio of investments will be inversely related to the number of shares sold in this offering. Before we substantially invest the net proceeds of this offering, our distributions may exceed our funds from operations and may be paid from offering proceeds, borrowings and other sources, which would reduce the amount of offering proceeds available for investment, or require us to repay such borrowings, both of which could reduce your overall return.
(4)

Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and purchasing of properties. Acquisition fees exclude acquisition expenses and any construction fee paid to a person who is not our affiliate in connection with construction of a project after our acquisition of a property. We will pay to our advisor acquisition fees of 2.0% of the contract purchase price of each property or asset we acquire (including our pro rata share of debt attributable to such property) plus amounts spent or reserved for capital expenditures that will be used for capital improvements and repairs to any real property investment acquired and 2.0% of the amount advanced with respect to a mortgage loan or other real estate-related investment (including our pro rata share of debt attributable to such investment). If we raise the maximum amount of the primary offering of $1,100,000,000 and our investments are 50% leveraged, the total acquisition and advisory fees payable will be $26,131,350.

(5)

Acquisition expenses will include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property (including our pro rata share of debt attributable to such property) or other real estate related investments; however, expenses on a particular acquisition or investment may be higher. Acquisitions fees and expenses for any particular property will not exceed 6% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us.

(6)

We may establish reserves for construction, redevelopment, maintenance and repairs of our real estate properties from gross offering proceeds, out of cash flow generated by operating properties or out of the net cash proceeds received by us from any sale or exchange of properties.

(7)	Includes amounts anticipated to be invested in properties net of fees and expenses. Subject to certain limitations, this amount may be used to fund distributions.

The fees, compensation, income, expense reimbursements, interests and other payments described above payable to our advisor, our dealer manager and their respective affiliates may increase or decrease during or after this offering.

MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board is responsible for the management and control of our affairs. The board has retained our advisor, RRE Innovation Office Advisor, to manage our day-to-day operations and the acquisition and distribution of our real estate investments, subject to the board’s supervision.

Our charter will provide that a majority of the directors must be independent directors. We expect to have three independent directors. An “independent director” is a person who is not one of our officers or employees or an officer or employee of our advisor, the sponsor or its affiliates and has not been so for the previous two years and meets the other independence requirements set forth in our charter.

As required by the NASAA REIT Guidelines, our charter will, prior to the date of this prospectus, be reviewed and ratified by our board of directors, including all of the independent directors.

Each director will serve until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the independent directors nominates replacements for any vacancies among the independent director positions. Unless filled by a vote of the stockholders as permitted by Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on the board of directors for any other cause will be filled by a majority of the remaining directors, even if such majority is less than a quorum.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of the various committees of the board, which committees we describe below, we expect our directors will hold at least four regular board meetings each year. Although we have no present intent to do so, our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity.

The general terms of our investment and borrowing policies are set forth in this prospectus. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and advisor follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this prospectus.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors. All of our executive officers are employees of Resource Real Estate, our sponsor. Neither we nor our advisor expect that we will have any employees, and our executive officers are not exclusively dedicated to our operations.

Name*	Age**		Positions
Jonathan Z. Cohen	43		Chairman of the Board
Alan F. Feldman	50		Chief Executive Officer and Director
Kevin M. Finkel	42		Chief Operating Officer and President
Steven R. Saltzman	51		Chief Financial Officer, Senior Vice President and Treasurer
Shelle Weisbaum	53		Chief Legal Officer, Senior Vice President and Secretary
[ ]	[	]	Chief Investment Officer and Senior Vice President
David E. Bloom	49		Senior Vice President
Independent Director No. 1	[	]	Independent Director
Independent Director No. 2	[	]	Independent Director
Independent Director No. 3	[	]	Independent Director

*	The address of each executive officer and director listed is 1845 Walnut Street, 18th Floor, Philadelphia, Pennsylvania 19103.
**	As of August [ ], 2014.

The biographical descriptions below set forth certain information with respect to our executive officers and directors. The board has identified specific attributes of each director that the board has determined qualify that person for service on the board.

Jonathan Z. Cohen has been our Chairman of the Board and one of our directors since our formation in June 2014. Mr. Cohen has also served as a manager of our advisor since its formation in June 2014. He has been Chairman of the Board since October 2012, and a director since September 2012, of Resource Real Estate Opportunity REIT II, Inc. (“Resource Opportunity REIT II”). Mr. Cohen also has served as manager of Resource Real Estate Opportunity Advisor II, LLC (“Resource Opportunity Advisor II”) since October 2012. In addition, Mr. Cohen has served since October 2009 as Chairman and since June 2009 as a director of Resource Real Estate Opportunity REIT, Inc. (“Resource Opportunity REIT”). Mr. Cohen has served as a manager of Resource Real Estate Opportunity Advisor, LLC (“Resource Opportunity Advisor”) since June 2009. Mr. Cohen has also served as Chairman and a director of Resource Real Estate Management, LLC since August 2007. Mr. Cohen is a director of and has been President since 2003 and Chief Executive Officer since May 2004 of Resource America (“RAI”) and has held prior lesser positions in that company since 1999. In addition, as a result of his positions within Resource America, Mr. Cohen serves as a director for various wholly owned subsidiaries of Resource America and its affiliates. Mr. Cohen also is Chief Executive Officer, President and a Director of Resource Capital Corp., Chairman of Atlas Energy, LP and Vice Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC. Mr. Cohen is the son of the Chairman of RAI, Mr. Edward E. Cohen. Mr. Cohen received his Bachelor of Arts degree from the University of Pennsylvania, and his Juris Doctor degree from American University’s Washington College of Law.

Our sponsor determined that it is in the best interests of our company and our stockholders for Mr. Cohen, in light of his extensive company-specific operational, finance and market experience, his leadership abilities, and his expertise in the acquisition and ownership of commercial real estate and real estate-related debt, to serve as a director on the board of directors.

Alan F. Feldman has been our Chief Executive Officer and a director since our formation in June 2014. Mr. Feldman has also served as the Chief Executive Officer and Manager of our advisor since its formation in June 2014. Mr. Feldman has been the Chief Executive Officer since October 2012, and director since September 2012, of Resource Opportunity REIT II. Mr. Feldman also has served as the Chief Executive Officer and Manager of Resource Opportunity Advisory II since October 2012. In addition, Mr. Feldman has served as a director and Chief Executive Officer of Resource Opportunity REIT since June 2009 and Resource Real Estate since May 2004, the Chief Executive Officer and Manager of Resource Opportunity Advisor since June 2009, President and a director of Resource Real Estate Management, LLC since August 2007 and a Senior Vice President of Resource America since August 2002. In addition, as a result of his positions within Resource America, Mr. Feldman serves as a director for various wholly owned subsidiaries of Resource America and its affiliates. From 1998 to 2002, Mr. Feldman was a Vice President at Lazard Freres & Co., an investment banking firm specializing in real estate matters. From 1992 through 1998, Mr. Feldman was an Executive Vice President of the Pennsylvania Real Estate Investment Trust and its predecessor, The Rubin Organization. From 1990 to 1992, Mr. Feldman was a director at Strouse, Greenberg & Co., a regional full service real estate company. From 1986 through 1988, Mr. Feldman was an engineer at Squibb Corporation. Mr. Feldman received a Bachelor of Science degree and Master of Science degree from Tufts University, and a Master of Business Administration, Real Estate and Finance concentration degree from The Wharton School, University of Pennsylvania.

Our sponsor determined that it is in the best interests of our company and our stockholders for Mr. Feldman, in light of his day-to-day company-specific operational experience, significant finance and market experience, and his real estate investment trust experience, to serve as a director on the board of directors.

Kevin M. Finkel has been our Chief Operating Officer and President since June 2014. Mr. Finkel also has served as President and a manager of our advisor since its formation in June 2014. Mr. Finkel has been the Chief Operating Officer and President of Resource Opportunity REIT II since October 2012. He also is the Chief Operating Officer and President of Resource Opportunity REIT, positions he has held since June 2009. Mr. Finkel has also served as President and a Manager of Resource Opportunity Advisor II since October 2012 and has held similar positions with Resource Opportunity Advisor since June 2009. In addition, Mr. Finkel has served as Executive Vice President since January 2008 and Director of Acquisitions since May 2004 of Resource Real Estate. Mr. Finkel joined Resource America in November 2002, and has been a Vice President of Resource America from April 2006 through 2013 and is currently a Senior Vice President of Resource America. Prior to joining Resource Capital, Mr. Finkel was an investment banker at Barclays Capital and its predecessors from 1998 to 2000 and at Deutsche Bank Securities from 1994 to 1998. Mr. Finkel received a Bachelor of Arts degree with Honors in Economics from the University of Pennsylvania, and a Master of Business Administration degree from the UCLA Anderson School of Management.

Steven R. Saltzman has been our Chief Financial Officer, Senior Vice President and Treasurer since June 2014. Mr. Saltzman has also served as Chief Financial Officer, Senior Vice President and Treasurer for our advisor since its formation in June 2014 and in the same capacities for Resource Opportunity REIT II and Resource Opportunity Advisor II since October 2012 and for Resource Opportunity REIT and Resource Opportunity Advisor since June 2009. In addition, Mr. Saltzman has served as Senior Vice President and Chief Financial Officer of Resource Real Estate since January 2014; he previously held the positions of Vice President and Controller since May 2004. He is also Vice President of Finance of Resource Real Estate Management, LLC, since August 2007. From 1999 to 2003, Mr. Saltzman was Controller at WP Realty, Inc., a regional developer and property manager specializing in community shopping centers. Mr. Saltzman began his real estate career in 1988 as a Property Controller at The Rubin Organization, a predecessor to the Pennsylvania Real Estate Investment Trust. Mr. Saltzman began his professional career at Price Waterhouse from 1985 to 1988. Mr. Saltzman earned a Bachelor of Science degree from The Wharton School, University of Pennsylvania. Mr. Saltzman is both a Certified Public Accountant and a Certified Management Accountant.

Shelle Weisbaum has been our Chief Legal Officer, Senior Vice President and Secretary since June 2014. Ms. Weisbaum has also served as Chief Legal Officer, Senior Vice President and Secretary of our advisor since its formation in June 2014. She has been Chief Legal Officer, Senior Vice President and Secretary of Resource Opportunity REIT II, and of Resource Opportunity Advisor II, since October 2012. Ms. Weisbaum has been Chief Legal Officer, Senior Vice President and Secretary of Resource Opportunity REIT and Resource Opportunity Advisor since June 2009. Ms. Weisbaum has also served as Senior Vice President, since January 2014, and General Counsel and Secretary, since August 2007, of Resource Real Estate. Previously she held the position of Vice President of Resource Real Estate from August 2007 to December 2013. She has also served as Vice President and Secretary of Resource Real Estate Management, LLC since August 2007. Ms. Weisbaum joined Resource Real Estate in October 2006 from Ledgewood Law, a Philadelphia-based law firm, where she practiced commercial real estate law from 1998 to 2006 as an associate and later as a partner of the firm. Prior to Ledgewood, from 1987 to 1998, Ms. Weisbaum was Vice President and Assistant General Counsel at the Philadelphia Stock Exchange. Ms. Weisbaum received a Bachelor of Science degree in Business Administration from Boston University and a Juris Doctor degree from Temple University.

[Chief Investment Officer]

David E. Bloom has been our Senior Vice President since June 2014. Mr. Bloom has also served as the Senior Vice President of our advisor since its formation in June 2014. Mr. Bloom has been Senior Vice President of Resource Opportunity REIT II, and of Resource Opportunity Advisor, since October 2012. He has also acted as Senior Vice President of Resource Opportunity REIT and Resource Opportunity Advisor since their formation in June 2009. In addition, Mr. Bloom has served as President and a director of Resource Real Estate since May 2004, and as Senior Vice President of Resource America, a position he has held since September 2001. Mr. Bloom joined Resource America from Colony Capital, LLC, a Los Angeles-based real estate fund, where he was a Senior Vice President, as well as a Principal of Colony Capital Asia Pacific from 1999 to 2001. From 1998 to 1999, Mr. Bloom was a director at Sonnenblick-Goldman Company, a New York based real estate investment bank. From 1992 to 1998, Mr. Bloom practiced law in the real estate and corporate departments of Wilkie Farr & Gallagher in New York and Drinker Biddle & Reath in Philadelphia. Prior to practicing law, Mr. Bloom began his real estate career in 1987 as an Acquisitions and Development Associate with Strouse, Greenberg & Company, a regional full-service real estate company. Mr. Bloom is a member of the Board of Trustees of Ursinus College. Mr. Bloom received a Bachelor of Arts degree in American Public Policy from Ursinus College and a Juris Doctor degree from Rutgers University School of Law.

[Independent Director No. 1]

Our sponsor has determined that it is in the best interests of our company and our stockholders for [    ], in light of [            ], to serve as a director on the board of directors.

[Independent Director No. 2]

Our sponsor has determined that it is in the best interests of our company and our stockholders for [    ], in light of [    ] significant experience in [    ], to serve as a director on the board of directors.

Independent Director No 3.]

Our sponsor has determined that it is in the best interests of our company and our stockholders for [    ], in light of [    ] significant experience in [             ], to serve as a director on the board of directors.

Board Committees

Our board of directors has one standing committee, consisting solely of independent directors: the audit committee.

Audit Committee

Among other things, the audit committee will assist the board in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditors; and

•	the performance of our internal and independent auditors.

The audit committee will also be responsible for engaging independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, and considering and approving the audit and non-audit services and fees provided by the independent public accountants.

Compensation of Directors

Any member of our board of directors who is also an employee of our advisor or Resource Real Estate does not receive additional compensation for serving on our board of directors. Each independent director will receive an annual retainer of $25,000. In addition, the chairman of our audit committee will receive an additional annual retainer of $5,000. Each independent director will receive 1,500 shares of our Class A common stock upon our satisfying the minimum offering threshold, and an additional 1,500 shares of Class A common stock upon each annual reelection to our board of directors. We pay independent directors for attending board and committee meetings as follows:

•	$1,000 in cash for each board meeting attended;

•	$1,000 in cash for each committee meeting attended, except that the chairman of the committee will be paid $2,000 for each meeting attended;

•	$500 in cash for each teleconference meeting of the board; and

•	$500 in cash for each teleconference meeting of any committee, except that the chairman of the committee will be paid $1,000 for each teleconference meeting of the committee.

We will also reimburse our directors for their travel expenses incurred in connection with their attendance at board and committee meetings.

Restricted Share Plan

Our board of directors has adopted the Resource Real Estate Innovation Office REIT, Inc. 2014 Restricted Share Plan, pursuant to which we have the authority and power to grant restricted or deferred stock awards to eligible persons in order to:

•	furnish incentives to individuals chosen to receive restricted shares because they are considered capable of improving our operations and increasing profits;

•	encourage selected persons to accept or continue employment with our advisor and its affiliates; and

•	increase the interest of our employees, officers and directors in our welfare through their participation in the growth in the value of our common stock.

Our incentive restricted share plan provides us with the ability to grant awards of restricted shares to our directors, officers and employees (if we ever have employees), employees of our advisor and its affiliates, employees of entities that provide services to us, directors of our advisor or of entities that provide services to us, certain of our consultants and certain consultants to our advisor and its affiliates or to entities that provide services to us. Our board of directors authorized 500,000 shares of our Class A common stock for issuance under the incentive restricted share plan on a fully diluted basis at any time. However, the aggregate amount of restricted stock issued shall not exceed, upon vesting, 3% of the amount of common stock outstanding.

Restricted share awards granted under the restricted share plan entitle the recipient to common stock from us under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with us. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash dividends prior to the time that the restrictions on the restricted shares have lapsed. Any dividends payable in common stock shall be subject to the same restrictions as the underlying restricted shares.

Pursuant to the restricted share plan, we will grant 1,500 restricted shares of Class A common stock to each of our independent directors at the time we satisfy the minimum offering requirement and break escrow. The restricted share plan will also provide for an annual grant of 1,500 restricted shares of Class A common stock to each of our independent directors in connection with such independent director’s subsequent re-election to our board of directors, provided, such independent director is an independent director of our company during such annual period. Restricted stock issued to our independent directors will vest over a four-year period following the first anniversary of the date of grant in increments of 25%  per annum.

Compliance with the American Jobs Creation Act

As part of our strategy for compensating our independent directors, we intend to issue restricted share awards under our incentive restricted share plan, which is described above. This method of compensating individuals may possibly be considered to be a “nonqualified deferred compensation plan” under Section 409A of the Internal Revenue Code.

Under Section 409A, “nonqualified deferred compensation plans” must meet certain requirements regarding the timing of distributions or payments and the timing of agreements or elections to defer payments, and must also prohibit any possibility of acceleration of distributions or payments, as well as certain other requirements. The guidance under Section 409A of the Internal Revenue Code provides that there is no deferral of compensation merely because the value of property (received in connection with the performance of services) is not includible in income by reason of the property being substantially nonvested (as defined in Section 83 of the Internal Revenue Code). Accordingly, it is intended that the restricted share awards will not be considered “nonqualified deferred compensation.”

If Section 409A applies to any of the awards issued under either plan described above, or if Section 409A applies to any other arrangement or agreement that we may make, and if such award, arrangement or agreement does not meet the timing and other requirements of Section 409A, then (i) all amounts deferred for all taxable years under the award, arrangement or agreement would be currently includible in the gross income of the recipient of such award or of such deferred amount to the extent not subject to a substantial risk of forfeiture and not previously included in the gross income of the recipient, (ii) interest at the underpayment rate plus 1% would be imposed on the underpayments that would have occurred had the compensation been includible in income when first deferred (or, if later, when not subject to a substantial risk of forfeiture) would be imposed upon the recipient and (iii) a 20% additional tax would be imposed on the recipient with respect to the amounts required to be included in the recipient’s income. Furthermore, if the affected individual is our employee, we would be required to withhold U.S. federal income taxes on the amount deferred but includible in income due to Section 409A, although there may be no funds currently being paid to the individual from which we could withhold such taxes. We would also be required to report on an appropriate form (W-2 or 1099) amounts which are deferred, whether or not they meet the requirements of Section 409A, and if we fail to do so, penalties could apply.

We do not intend to issue any award, or enter into any agreement or arrangement that would be considered a “nonqualified deferred compensation plan” under Section 409A, unless such award, agreement or arrangement complies with the timing and other requirements of Section 409A. It is our current belief, based upon the statute, the regulations issued under Section 409A and legislative history, that the restricted share awards we currently intend to grant will not be subject to taxation under Section 409A because such restricted share awards will not be considered a “nonqualified deferred compensation plan.” Nonetheless, there can be no assurances that any restricted share awards that we grant will not be affected by Section 409A, or that any such restricted share awards will not be subject to income taxation under Section 409A.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Our charter limits the liability of our directors and officers to us and our stockholders for monetary damages and requires us to indemnify our directors, officers, our advisor and its affiliates for losses they may incur by reason of their service in that capacity or in their service as a director, officer, partner, member, manager or trustee of another corporation, partnership, limited liability company, joint venture, trust or other entity, if all of the following conditions are met:

•	the party seeking exculpation or indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

•	the party seeking exculpation or indemnification was acting on our behalf or performing services for us;

•	in the case of an independent director, the liability or loss was not the result of gross negligence or willful misconduct by the independent director;

•

in the case of a non-independent director, RRE Innovation Office Advisor or one of its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking exculpation or indemnification; and

•	the indemnification is recoverable only out of our net assets and not from the common stockholders.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, its affiliates or any person acting as a broker-dealer for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•

a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Our charter will further provide that the advancement of funds to our directors and to our advisor and its affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding for which indemnification is being sought is permissible only if all of the following conditions are satisfied: the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; the legal proceeding was initiated by a third party who is not a common stockholder or, if by a common stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and the person seeking the advancement undertakes to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such person is not entitled to indemnification.

We will also purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability. We may incur significant costs to purchase this insurance on behalf of our directors and officers.

Our Advisor

Our advisor is RRE Innovation Office Advisor, LLC. Our advisor is a limited liability company that was formed in the State of Delaware on June 24, 2014. Our advisor has no operating history and no experience managing a public company. Our advisor has contractual and fiduciary responsibilities to us and our stockholders. All of our officers and some of our directors are also officers and managers of our advisor.

The officers and managers of our advisor are as follows:

Name	Positions
Alan F. Feldman	Chief Executive Officer and Manager
Kevin M. Finkel	President and Manager
Steven R. Saltzman	Chief Financial Officer, Senior Vice President and Treasurer
Shelle Weisbaum	Chief Legal Officer, Senior Vice President and Secretary
[ ]	Chief Investment Officer and Senior Vice President
David E. Bloom	Senior Vice President
Jeffrey F. Brotman	Senior Vice President and Manager
Jonathan Z. Cohen	Manager

The background of Messrs. Feldman, Finkel, Saltzman, Bloom and Cohen and Ms. Weisbaum [CIO to be added to appropriate list] are described in the “Management—Executive Officers and Directors” section of this prospectus.

Jeffrey F. Brotman has been the Senior Vice President and Director of our advisor since its formation in June 2014. Mr. Brotman has held similar positions Resource Opportunity Advisor II since its formation in October 2012 and with Resource Opportunity Advisor since its formation in 2009. He was the Chairman of the Board of Directors of TRM Corporation (a publicly traded consumer services company) from September 2006 to September 2008 and was TRM’s President and Chief Executive Officer from March 2006 through June 2007. He also has been Executive Vice President of Resource America since June 2007 and is a managing director of Resource Real Estate. Mr. Brotman was a co-founder of Ledgewood, a Philadelphia-based law firm, and was affiliated with the firm from 1992 until June 2007, serving as its managing partner from 1995 until March 2006. Mr. Brotman is also a certified public accountant (currently inactive) and an Adjunct Professor at the University of Pennsylvania Law School.

The Advisory Agreement

Under the terms of the advisory agreement, our advisor will use its reasonable efforts to present to us investment opportunities that provide a continuing and suitable investment program for us consistent with our investment policies and objectives as adopted by our board of directors. Pursuant to the advisory agreement, our advisor will manage our day-to-day operations, retain the property managers for our property investments (subject to the authority of our board of directors and officers) and perform other duties, including, but not limited to, the following:

•	finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;

•	making certain real estate-related debt investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;

•	arranging for financing and refinancing of properties and our other investments;

•	entering into leases and service contracts for our real properties;

•	supervising and evaluating each loan servicer’s and property manager’s performance;

•	reviewing and analyzing the operating and capital budgets of properties underlying our investments and properties we may acquire;

•	entering into servicing contracts for our loans;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and the overall portfolio;

•

formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies;

•	engaging and supervising the performance of our agents, including our registrar and transfer agent; and

•	performing any other services reasonably requested by us.

See “Management Compensation” for a detailed discussion of the fees payable to our advisor under the advisory agreement. We also describe in that section our obligation to reimburse our advisor for organization and offering expenses, the costs of providing services to us (other than for services for which it earns acquisition or disposition fees for sales of properties or other investments) and payments made by our advisor in connection with potential investments, whether or not we ultimately acquire the investment.

Our advisor may purchase on our account, without the specific prior approval of the board of directors, properties with a purchase price of less than $15,000,000, so long as the investment in the property would not, if consummated, violate our investment guidelines or any restrictions on indebtedness and the consideration to be paid for such properties does not exceed the fair market value of such properties. Where the purchase price is equal to or greater than $15,000,000, or otherwise does not meet certain investment guidelines, investment decisions must be approved by our board of directors upon recommendation of our advisor.

The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. It will be the duty of our board of directors to evaluate the performance of our advisor before entering into or renewing an advisory agreement. Our advisory agreement will automatically terminate upon any listing of our shares for trading on a national securities exchange. Additionally, either party may terminate the advisory agreement without cause or penalty upon 60 days’ written notice and, in such event, our advisor must cooperate with us and our directors in making an orderly transition of the advisory function. In the event that our advisory agreement with our advisor is not renewed or terminates, with or without cause, (a “Triggering Event”) the number of shares of common stock that our advisor will receive upon redemption of the Special OP Units in exchange for common stock (and not a promissory note or cash) upon the occurrence of that Triggering Event will be prorated to account for the actual amount of time that the advisory agreement was effective. For more information regarding the terms of the advisory agreement, see “Management Compensation.”

In addition, our advisor and its affiliates expect to engage in other business ventures, and, as a result, they will not dedicate their resources exclusively to our business. However, pursuant to the advisory agreement, our advisor must devote sufficient resources to our business to discharge its obligations to us. Our advisor may assign the advisory agreement to an affiliate upon our approval. We may assign or transfer the advisory agreement to a successor entity.

We may internalize our management by acquiring our advisor or an affiliate thereof, whether by means of a merger, stock acquisition, or asset purchase (an “Internalization Transaction”), for consideration that would be negotiated at that time. However, pursuant to the advisory agreement, we may not pay consideration to acquire our advisor unless at least half of the consideration is payable in shares of our Class A common stock and held in escrow by a third party and not released to our advisor (or an affiliate thereof) until:

•

the average closing price of the shares of common stock over a five-day trading period on a national securities exchange equals a price that, when combined with prior distributions paid on the shares of common stock issued in a public offering prior to listing on a national securities exchange and outstanding at the time of the Internalization Transaction (the “Subject Shares”), equals the amount necessary for the holders of the Subject Shares to be deemed to have received in the aggregate the original issue price of the Subject Shares plus a 6% cumulative, non-compounded, annual return on the issue price of the Subject Shares, assuming for purposes of this calculation that the holders of the Subject Shares have received the trading price, or

•

the consideration paid (or net sale proceeds distributed) to holders of the Subject Shares in an acquisition (whether by means of a merger, stock acquisition, asset purchase, or similar transaction) or from our dissolution, when combined with prior distributions paid on the Subject Shares, equals the amount necessary for the holders of the Subject Shares to have received in the aggregate the original issue price of the Subject Shares plus a 6% cumulative, non-compounded, annual return on the issue price of the Subject Shares.

The date that one of these thresholds is met is the “Initial Escrow Release Date.” In the event a recapitalization causes some of the Subject Shares to be exchanged or converted into securities that are not listed on a national securities exchange as of the Initial Escrow Release Date, then the shares to be released from escrow shall be reduced to reflect the percentage of Subject Shares (and their equivalents) that are then listed, with the remaining shares in escrow to be subsequently released in proportion to and as the remaining Subject Shares (and their equivalents) become listed.

Shares held in escrow pursuant to the foregoing shall be entitled to dividends like all other shares of our common stock; however, such dividends shall also be placed in escrow and not released until the above thresholds are reached. If the conditions to break escrow are not met within 10 years of the Internalization Transaction, all shares in the escrow account shall become authorized but unissued shares and all cash in the escrow account shall belong to us. Shares of common stock held in escrow shall be voted on any matter in which common stockholders are entitled to vote in the same proportion as all other shares of common stock that vote on the matter.

Initial Investment by Our Advisor

Our advisor, an affiliate of our sponsor, has invested $200,000 in us through the purchase of 14,814.82 shares of our common stock at $13.50 per share. Our advisor may not sell any of these shares during the period it serves as our advisor. Our advisor currently has no options or warrants to acquire any shares; however, prior to the termination of this offering, our advisor will invest 1% of the first $100,000,000 invested in us by non-affiliated investors in this offering, or up to $1,000,000. Our advisor will not vote any shares it acquires in any vote for the removal of directors or any vote regarding the approval or termination of any contract with our advisor or any of its affiliates. Our advisor is directly owned and controlled by Resource Real Estate, our sponsor. In the event the advisory agreement is terminated, the shares owned by our advisor would not be automatically redeemed. Our advisor would, however, be able to participate in the share redemption program, subject to all of the restrictions of the share redemption program applicable to all other common stockholders.

In addition, our advisor has Special OP Units, which is economically similar to a back-end incentive fee, which many other non-traded REITs have agreed to pay to their external advisors.

Under certain circumstances, the Special OP Units may be redeemed in exchange for shares of our Class A common stock. We have the option, in the alternative, to issue cash or a promissory note in redemption, or any combination thereof. No additional consideration is due upon the redemption of the Special OP Units. Our Special OP Units may be redeemed on one of two events. First, the units may be redeemed if we have paid distributions of net sale proceeds to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price.

Second, the Special OP Units may be redeemed if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold for our common stockholders. Upon termination or non-renewal of the advisory agreement with or without cause prior to a Triggering Event, holders of Special OP Units will be entitled, upon a Triggering Event, to redeem such units in exchange for prorated distributions from our operating partnership, where proration is based on the percentage of time we were advised by our advisor, equal to 15.0% of the amount by which the sum of our adjusted market value plus distributions to investors exceeds the aggregate capital contributed by investors plus an amount equal to a 7% cumulative, non-compounded return on the common stockholders’ capital contributions. Each of these two events is a “Triggering Event.” Upon a Triggering Event, our Special OP Units may generally be redeemed in exchange for shares of Class A common stock, cash, a promissory note or any combination thereof. If the advisor chooses Class A common stock, the number of shares of Class A common stock shall be equal to:

•	(A) 15% of the amount, if any, by which

•

(1) the value of the company as of the date of the event triggering the exchange plus the total distributions paid to our stockholders through such date on the then outstanding shares of our common stock exceeds

•

(2) the sum of the aggregate issue price of those outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the exchange, divided by

•	(B) the value of the company divided by the number of outstanding shares of common stock, in each case, as of the date of the event triggering the exchange.

We believe that the Special OP Units provide an incentive for our advisor to increase the overall return to our investors. The redemption of the Special OP Units for Class A common shares (as opposed to cash or a promissory note) will result in an economic benefit for the holder of those shares and dilution of the other stockholders’ interests.

Other Affiliates

Our Sponsor

Resource Real Estate, Inc. is our sponsor and an affiliate of both our advisor and RRE Innovation Office Manager, which we expect to manage our real estate investments. Our advisor and Resource Real Estate are indirect subsidiaries of Resource America, Inc. Resource America is an asset management company that specializes in real estate and credit investments. Resource America’s objective is to be best in class among asset managers in the real estate and credit sectors as measured by returns to investors and the quality of the funds and businesses it manages. Resource America’s investments emphasize consistent value and long-term returns with an income orientation. As of March 31, 2014, Resource America and Resource Real Estate collectively managed a portfolio of over $17.8 billion of assets for their own account and for third-party investors. As of March 31, 2014, that portfolio included real estate investments valued at approximately $2.6 billion, which included and over 29,000 multifamily residential units, including both equity and debt investments. Resource Real Estate and Resource America have, or had, a number of partnerships and joint ventures with institutional partners in which such partnerships or joint ventures acquire, hold, manage and sell real estate and real estate-related debt investments. In addition to capital, Resource Real Estate or Resource America, as applicable, has provided one or more of the following services to each of these partnerships or joint ventures: asset management, property and construction management or acquisitions and disposition advice. Listed below are examples of such real estate-related institutional capital partnerships that have been formed with Resource Real Estate:

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A partnership with one of Washington, D.C.’s largest full-service real estate companies that owns and developed more than 80 buildings in the Washington, D.C. metropolitan area aggregating over 20 million square feet. The partnership was formed to own a $167 million office building in which Resource America owned a minority interest and provided asset oversight management. The asset was sold in June 2011.

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Three joint ventures with a privately held, registered investment advisor specializing in alternative investments to foundations, endowments, pension plans, insurance companies and other institutional investors. The joint ventures were formed to acquire real estate and real estate-related debt investments and Resource Real Estate provides acquisition advice, asset, property and construction management and disposition services.

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A partnership with an institutional investment firm with over $8 billion in assets that invests funds for pension plans, unions, corporations, endowments, foundations, and charitable organizations. The partnership was formed to own five multifamily rental properties, all of which have since been sold, and Resource Real Estate provided acquisition advice, asset, property and construction management and disposition services.

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A joint venture with an international investment company with over 15€ billion of assets under management and who is one of Central Europe’s leading sponsors of international real estate funds. Resource America held mezzanine debt in connection with a $128 million office building majority owned by the institutional partner, and Resource America provided asset oversight management. The asset was sold in June 2010.

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A partnership with a private real estate investment firm with $         of equity under management and investments of over $        . The partnership was formed to acquire a multifamily rental property and Resource Real Estate provided acquisitions advice, asset, property and construction management and disposition services. The asset was sold in March, 2014.

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A partnership with a private real estate investment firm with more than $250 million of equity under management and investments of over $750 million. The partnership was formed to acquire two multifamily rental properties and Resource Real Estate provided acquisitions advice, asset, property and construction management and disposition services. Resource Real Estate sold its interest in the properties to its partner in April 2010.

Resource Real Estate is a full-service real estate firm, which employs over 600 people throughout the United States. Resource Real Estate’s principal services and functions include acquisitions, asset management, loan management, property management, construction management, restructuring, finance and dispositions. As of March 31, 2014, Resource Real Estate’s portfolio, valued at approximately $2.6 billion, encompasses assets in 21 states and includes over 65 individual assets. All references to Resource Real Estate throughout this prospectus include predecessor affiliates of Resource America involved in real estate.

Resource Real Estate and its affiliates have been active in the office market since 1993, acquiring and managing a portfolio of properties. We believe Resource Real Estate and its affiliates have significant experience in evaluating and investing in diverse asset classes, including real estate, commercial mortgage-backed securities, mortgages, leases, bank loans, equipment leases and trust preferred securities and has developed a disciplined credit culture that is the backbone of its financial services businesses. As a result of many programs and products, Resource Real Estate and its affiliates have a breadth of knowledge and experience in the ownership, management and disposition of real estate assets. Our advisor intends to use this breadth of knowledge and experience to assist us to meet our investment objectives.

Resource Real Estate and its affiliates have a significant amount of experience and a number of relationships in the real estate and financial services markets that together, we believe, will put our advisor in an excellent position to operate and manage our company. Specifically, our advisor believes that the following entities and factors highlight the resources that our advisor may use to compete in the discounted real estate asset marketplace:

•	Resource Real Estate currently manages a portfolio of real estate assets valued at approximately $2.6 billion as of March 31, 2014.

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Resource Real Estate and its affiliates have been active in the office market since 1993, acquiring and disposing of investments representing over $500 million of assets through March 31, 2014. Our advisor uses Resource Real Estate’s knowledge and experience in the office marketplace to assist us in meeting our investment objectives.

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Resource Real Estate manages a portfolio of over $ 1.2 billion in aggregate principal amount of mortgage assets and related property interests as of March 31, 2014 for Resource Capital, a New York Stock Exchange publicly-traded REIT that it externally manages.

Property Manager

We may engage our property manager, RRE Innovation Office Manager, LLC, to manage and lease particular properties and manage our real estate-related debt investments. Our property manager is a wholly owned subsidiary of Resource Real Estate. The officers and managers of our property manager are as follows:

Name	Positions
Alan F. Feldman	Chief Executive Officer and Manager
Kevin M. Finkel	President and Manager
Steven R. Saltzman	Chief Financial Officer, Senior Vice President and Treasurer
Shelle Weisbaum	Chief Legal Officer, Senior Vice President and Secretary
David E. Bloom	Senior Vice President
Jonathan Z. Cohen	Manager

For more information regarding the background and experience of Messrs. Feldman, Finkel, Saltzman, Bloom and Cohen and Ms. Weisbaum see “Management—Executive Officers and Directors.”

Dealer Manager

We have retained Resource Securities, Inc., an affiliate of our advisor, to conduct this offering. Resource Securities will provide wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the shares offered pursuant to this prospectus. The principal business of Resource Securities is participating in and facilitating the distribution of securities of programs sponsored by affiliates of Resource America, including Resource Real Estate-sponsored programs. This is the twelfth offering in which Resource Securities has served as dealer manager for Resource Real Estate-sponsored programs.

Below is a brief description of the background and experience of the executive officers of Resource Securities.

Darshan V. Patel has been the President of Resource Securities, Inc. since 2004. Mr. Patel has also served as Chief Legal Officer and Secretary of Resource Capital Partners since 2002. Mr. Patel also is Vice President of

Resource America since 2005, Chief Legal Officer of Resource Real Estate since 2004, and Associate General Counsel for Resource America since 2001. From 1998 to 2001, Mr. Patel was associated with the law firm of Berman, Paley, Goldstein & Kannry, practicing commercial litigation and real estate. From 1996 to 1998, Mr. Patel was associated with the law firm of Glynn & Associates, practicing litigation and real estate. Mr. Patel received a Bachelor of Arts degree from Boston University. He also received a Juris Doctor degree from American University’s Washington College of Law.

Donna Zanghi has been the Vice President of Resource Securities, Inc. since 2004. Ms. Zanghi has also been a Vice President of Resource America, Inc. since 2006 and an employee of Resource America, Inc. since 1995. Her primary duties relate to her position as Vice President and Chief Financial & Operations Principal (FINRA Series 27 license) for Resource Securities. She also holds a Uniform Securities Agent (FINRA Series 63 license). Since November 1995, when she joined Resource America, Inc., she has worked in various corporate financial and accounting related capacities including Internal Auditor. She has also previously served as Controller and as Chief Financial Officer of several operating subsidiaries. She has been a Certified Public Accountant in Pennsylvania since 1986 and is currently a member of the Pennsylvania Institute of Certified Public Accountants. Prior to her joining the company, she was a Vice President and Controller of a privately held real estate company since May 1984, and prior thereto, from July 1980 until May 1984, was an auditor for Arthur Andersen & Co. She holds a Masters in Business Administration degree from the University of Notre Dame and a Bachelor of Arts degree, Cum Laude, from Villanova University.

Management Decisions

Messrs. Cohen, Feldman and Finkel have the primary responsibility for the management decisions of our advisor. Our sponsor, Resource Real Estate, and its team of real estate professionals, including Messrs. Cohen, Feldman and Finkel [and Chief Investment Officer], acting through our advisor, have the primary responsibility for the selection of investments, the negotiation for these investments, and the financing, asset-management and disposition decisions. A majority of our board of directors and a majority of the independent directors will approve certain significant proposed real estate property investments and real estate-related debt investments.

MANAGEMENT COMPENSATION

We have no paid employees. Our advisor, and its affiliates, manages our day-to-day affairs. The following table summarizes all of the compensation and fees we will pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. The selling commissions and the dealer manager fee may vary for different categories of purchasers. See the section entitled “Plan of Distribution” in this prospectus for a more detailed discussion of the selling commissions and dealer manager fees we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering(1)

Organization and Offering Stage

Selling Commissions—Resource Securities(2)

We will pay the dealer manager a selling commissions of up to 7.0% of gross offering proceeds from the sale of Class A shares.

We will pay the dealer manager a selling commissions of up to 2.0% of gross offering proceeds from the sale of Class T shares.

All selling commissions are expected to be re-allowed to participating broker-dealers.

We will not pay selling commissions with respect to shares of any class sold pursuant to our distribution reinvestment plan.

The actual amount will depend on the number of Class A shares sold, the net asset value per share and the type of accounts that purchase shares and, therefore, cannot be determined at this time.

The estimated aggregate selling commissions will equal $140,000 if we sell the minimum offering, assuming that all shares sold are Class A shares and no reallocation of shares between our primary offering and our distribution reinvestment plan.

The estimated aggregate selling commissions will equal $70,000,000 if we sell the maximum offering, assuming that all shares sold are Class A shares, the maximum selling commission is paid for each primary offering share, and no reallocation of shares between our primary offering and our distribution reinvestment plan.

Dealer Manager Fee—Resource Securities(2)

We will pay the dealer manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A shares.

We will pay the dealer manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class T shares. Our dealer manager may re-allow a portion of the dealer manager fee to participating broker-dealers.

Actual amounts depend upon the number of Class A shares sold, the net asset value per share and the type of accounts that purchase shares and, therefore, cannot be determined at this time.

The estimated aggregate dealer manager fee will equal $60,000 if we sell the minimum offering, assuming that all shares sold are Class A shares and no reallocation of shares between our primary offering and our distribution reinvestment plan.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering(1)
We will not pay dealer manager fees in connection with purchases of shares made pursuant to our distribution reinvestment plan.

The estimated aggregate dealer manager fee will equal $30,000,000 if we sell the maximum offering, assuming that all shares sold are Class A shares, the maximum dealer manager fee is paid for each primary offering share, and no reallocation of shares between our primary offering and our distribution reinvestment plan.

Distribution Fee—Resource Securities(2)

We will not pay any distribution fee to the dealer manager with respect to Class A shares.

With respect to our Class T shares that are sold in this offering only, we will pay the dealer manager a distribution fee that accrues daily in an amount equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the NAV for the Class T shares) on a continuous basis from year to year. We will continue paying distribution fees with respect to Class T shares sold in this offering until the earlier to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) such Class T shares no longer being outstanding.

The dealer manager may re-allow all or a portion of the distribution fee to participating broker-dealers and servicing broker dealers. The distribution fee will be payable monthly in arrears. The distribution fee will not be payable with respect to Class T shares issued under our distribution reinvestment plan.

Actual amounts depend upon the number of Class T shares sold and, therefore, cannot be determined at this time.

The minimum distribution fee will equal $20,000 if we sell the minimum primary offering, assuming all shares sold are Class T shares, and no reallocation of shares between our primary offering and our distribution reinvestment plan.

The maximum distribution fee will equal $10,000,000 if we sell the maximum primary offering, assuming all shares sold are Class T shares, all shares are sold on day one of the offering, and no reallocation of shares between our primary offering and our distribution reinvestment plan.

In the aggregate, underwriting compensation from all sources, including selling commissions, the dealer manager fee, the distribution fee and other underwriting compensation paid to participating broker- dealers by us or by our advisor and its affiliates, will not exceed 10% of the gross proceed, from our primary offering.

Other Organization and Offering Expenses—Resource Real Estate Opportunity Advisor Ii and Resource Securities(3)	We will reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee, the distribution fee and the other	$30,000 if we sell the minimum number of shares in the primary offering assuming that all shares sold are Class A shares. $15,000,000 if we sell the maximum number of shares in the primary

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering(1)

	organization and offering expenses borne by us to exceed 15% of the gross offering proceeds of this offering. However, if we raise the maximum offering amount in the primary offering and under the distribution reinvestment plan, we expect that organization and offering expenses (other than selling commissions, dealer manager fees and the distribution fee) will be approximately 1.5% of the gross offering proceeds.	offering and in our distribution reinvestment plan, assuming that all shares sold are Class A shares.

Acquisition and Development Stage

Acquisition Fees—RRE Innovation Office Advisor or its affiliates(4)	2.0% of the cost of investments acquired by us, or the amount funded by us to acquire or originate loans, including acquisition expenses and any debt attributable to such investments. The computation of Acquisition Fees paid to Advisor will also include amounts incurred or reserved for capital expenditures that will be used to provide funds for capital improvements and repairs applied to any real property investment acquired where we plan to add value.	$34,500 (minimum offering and no debt)/ $51,750 (minimum offering and leverage of 50% of the cost of our investments)/ $17,251,000 (maximum offering and no debt)/ $26,131,350 (maximum offering and leverage of 50% of the cost of our investments)

Acquisition Expenses—RRE Innovation Office Advisor or its affiliates(4)	Reimbursement for all out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate-related debt investments, whether or not we ultimately acquire the property or the other real estate-related debt investment.	Actual amounts are dependent upon acquisition activity and therefore cannot be determined at the present time.

Debt Financing Fee—RRE Innovation Office Advisor or its affiliates(4)	0.5% of the amount of any debt financing obtained or assumed; provided, however, that the sum of the debt financing fee, the construction management fee paid to our property manager and its affiliates, and the acquisition fees and expenses described above may not exceed 6.0% of the contract price of the property unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction determines that such fee is commercially competitive, fair and reasonable to us.	Actual amounts are dependent upon the amount of any debt financed and upon other factors, such as whether the debt is incurred in connection with the acquisition of a property or subsequent to the acquisition and therefore cannot be determined at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering(1)

Construction Management Fee—RRE Innovation Office Manager or its affiliates(4)	In the event that the advisor or an affiliate assists with the planning and coordinating of the construction of any building capital improvements or tenant improvements, we may pay the respective party up to 5.0% of actual aggregate cost of such improvements; provided, however, that the sum of the construction management fee paid to our property manager and its affiliates, the debt financing fee, acquisition fee, and acquisition expenses described above may not exceed 6.0% of the contract price of the property unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction determines that such fee is commercially competitive, fair and reasonable to us.	Actual amounts are dependent upon usual and customary construction management fees for particular projects and therefore the amount cannot be determined at the present time.

Operational Stage

Property Management/Debt Servicing Fees—RRE Innovation Office Manager or its affiliates

With respect to real property investments, if the property manager or an affiliate manages a property, we will pay it a customary market rate fee, which is generally expected to range from 2.5% to 4.0% of the annual gross revenues for that property. If a non-affiliated third party manages a property, we will pay RRE Innovation Office Manager an oversight fee equal to 1.0% of the gross revenue for that property; provided that the aggregate of any non-affiliated third party management fee plus the oversight fee will not exceed 4.0%.

If the property manager or an affiliate is responsible for leasing a property, we will pay it a customary market rate fee, which is generally expected to range from 1.0% to 3.0% of the annual gross rent paid or payable under a lease. If a non-affiliated third party is hired as a leasing agent for a property, RRE Innovation Office Manager will be paid an oversight fee equal to 1.0% of the annual gross rent paid or payable under the leases.

Actual amounts are dependent upon gross revenues of specific properties and actual management fees or property management fees or will be dependent upon the total equity and debt capital we raise and the results of our operations and therefore cannot be determined at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering(1)

With respect to real estate-related debt investments managed by our property manager or its affiliates, 0.5% of gross income received from these investments. The fee attributable on our real estate-related debt investments will cover our property manager’s services in monitoring the performance of our real estate-related debt investments, including (i) collecting amounts owed to us, (ii) reviewing on an as-needed basis the properties serving, directly or indirectly, as collateral for the real estate-related debt investments, the owners of those properties and the markets in general and (iii) maintaining escrow accounts, monitoring advances, monitoring loan covenants, and reviewing insurance compliance.

Asset Management Fee—RRE Innovation Office Advisor or its affiliates(5)	Monthly fee equal to one-twelfth of 0.75% of the cost of each asset, without deduction for depreciation, bad debts or other non-cash reserves. For purposes of this calculation, “cost” will equal the amount actually paid (including acquisition fees and expenses) to purchase each asset we acquire, including any debt attributable to the asset, provided that, with respect to any properties we develop, construct or improve, cost will include the amount budgeted or expended by us for the development, construction or improvement of an asset. The asset management fee will be based only on the portion of the cost attributable to our investment in an asset if we do not own all or a majority of an asset and do not manage or control the asset.	The actual amounts are dependent upon the total equity and debt capital we raise and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses —RRE Innovation Office Advisor or its affiliates(6)	We reimburse the expenses incurred by our advisor in connection with its provision of services to us, including our allocable share of costs for advisor personnel and overhead, including allocable personnel salaries and other employment expenses. However, we will not reimburse our advisor or its	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering(1)

affiliates for employee payroll costs in connection with services for which our advisor earns acquisition fees, asset management fees or disposition fees.

Disposition Fees—RRE Innovation Office Advisor or its affiliates(7)	For substantial assistance in connection with the sale of investments, we will pay our advisor or its affiliates the lesser of (i) one-half of the aggregate brokerage commission paid or, if none is paid, the amount that customarily would be paid at a market rate or (ii) 2.0% of the contract sales price of each real estate investment, loan, debt-related security, or other investment sold (including mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction). The independent directors will determine whether the advisor or its affiliate has provided substantial assistance to us in connection with the sale of an asset. We will not pay a disposition fee upon the maturity, prepayment or workout of a loan or other real estate-related debt investment; however, if we take ownership of a property as a result of a workout or foreclosure of a loan or we provide substantial assistance during the course of a workout, we will pay a disposition fee upon the sale of such property or disposition of such loan or other real estate-related debt investment.	Actual amounts are dependent upon aggregate asset value and therefore cannot be determined at the present time.

Common Stock Issuable Upon Redemption of Special OP Units— RRE Innovation Office Advisor

Our special partnership units (“Special OP Units”) will be of no value unless our common stockholders realize or have an opportunity to realize a stated minimum return as a result of our cumulative distributions or the trading price of our shares on a national securities exchange or the advisory agreement is terminated or not renewed, with or without cause. As a result, the Special OP Units are economically similar to a back-end incentive fee, which many other non-traded REITs have agreed to pay to their external advisors.

Actual amounts are dependent upon gross revenues of specific properties and actual management fees or property management fees or will be dependent upon the total equity and debt capital we raise and the results of our operations and therefore cannot be determined at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering(1)

The Special OP Units will be redeemed in exchange for cash, a promissory, or shares of Class A common stock (or any combination thereof) on one of the following “Triggering Events”: first, they will be redeemed if we have paid distributions of net sale proceeds to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price; and second, the Special OP Units will be redeemed if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold for our common stockholders. In addition, upon termination or non-renewal of the advisory agreement with or without cause, prior to a Triggering Event, holders of Special OP Units will be, upon a Triggering Event, entitled to redeem such units in exchange for prorated distributions from our operating partnership, where such proration is based on the percentage of time we were advised by our advisor, equal to15.0% of the amount by which the sum of our adjusted market value plus distributions to investors exceeds the aggregate capital contributed by investors plus an amount equal to a 7% cumulative, non-compounded return on the common stockholders’ capital contributions. For more information, see “Management —Initial Investment by Our Advisor.”

(1)	The estimated minimum dollar amounts are based on the sale of the minimum of $2,000,000 in Class A shares to the public and the estimated maximum dollar amounts are based on the sale to the public of $1,000,000,000 in Class A shares, and $100,000,000 in shares under our distribution reinvestment plan at 95% of the offering price. We will not pay any selling commissions, a dealer manager fees or distribution fees on sales of shares under our distribution reinvestment plan.

(2)	All or a portion of the selling commissions and dealer manager fee will not be charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee is payable with respect to certain volume discount sales. See “Plan of Distribution.”
(3)	These expenses include our legal, accounting, printing, mailing and filing fees, charges of our escrow holder, charges of our transfer agent, charges of our advisor for processing subscription agreements, reimbursement of bona fide invoiced due diligence expenses of broker-dealers, reimbursement of our advisor for salaries of its employees and other costs in connection with preparing supplemental sales materials, the issuer’s costs of conducting bona fide training and education meetings held by us, including travel, meal and lodging costs of non-registered officers of the issuer and our advisor to attend such meetings, and the issuer’s costs of attending retail seminars conducted by broker-dealers, including travel, meal and lodging costs for non-registered officers of the issuer and our advisor to attend such seminars.

After raising at least $2,000,000 in gross offering proceeds from persons, including from directors, officers, our advisor and their respective affiliates, we expect to begin incurring some organization and offering expenses directly.
(4)	Because the acquisition fees we pay our advisor are a percentage of the purchase price of an investment, this fee will be greater to the extent we fund acquisitions through (i) the incurrence of debt (which we expect, based on current lending market conditions, to cause our total liabilities to be approximately 50% of our assets if we sell the maximum number of shares offered hereby), (ii) retained cash flow from operations, (iii) issuances of equity in exchange for properties and other assets and (iv) proceeds from the sale of shares under our distribution reinvestment plan.

In addition to acquisition fees, we will reimburse our advisor for amounts it pays to third parties in connection with the selection, acquisition or development of a property or acquisition of a loan, whether or not we ultimately acquire the property or the loan. Our charter limits our ability to make or purchase property or other investments if the total of all acquisition fees and expenses relating to the investment exceeds 6% of the contract purchase price or 6% of the total funds advanced, unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction, approve fees in excess of these limits based on a determination that the transaction is commercially competitive, fair and reasonable to us.
(5)	The asset management fee will be based on amounts expended by us plus any amounts budgeted to develop, construct or improve the property. For example, if we purchase a property that costs $2 million initially with the plan to invest another $1 million in the property to renovate it, the total cost of this property, for purposes of calculating the asset management fee, would be $3 million.
(6)	Commencing four fiscal quarters after the earliest to occur of (i) the acquisition of our first real estate investment, or (ii) the date that is six months after the commencement of this offering, our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the independent directors has determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of our assets; and (f) acquisition fees, acquisition expenses (including expenses relating to potential investments that we do not close), disposition fees on the resale of property and other expenses connected with the acquisition, disposition and ownership of real estate interests, loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).
(7)	Our charter limits the maximum amount of the disposition fees payable to the advisor and its affiliates to 3% of the contract sales price. To the extent this disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses” described in note 6 above.

STOCK OWNERSHIP

The following table sets forth the beneficial ownership of our common stock as of the date of this prospectus for each person or group that holds more than 5% of our common stock, for each director and executive officer and for our directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares has sole voting and dispositive power with regard to such shares.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of All Shares
RRE Innovation Office Advisor, LLC	14,814.82	100%
Jonathan Z. Cohen, Chairman of the Board	14,814.82	100%
Alan F. Feldman, Chief Executive Officer and Director	14,814.82	100%
Kevin M. Finkel, Chief Operating Officer and President	14,814.82	100%
Steven R. Saltzman, Chief Financial Officer, Senior Vice President and Treasurer	—	—
Shelle Weisbaum, Chief Legal Officer, Senior Vice President and Secretary	—	—
[ ] Chief Investment Officer and Senior Vice President	—	—
David E. Bloom, Senior Vice President	—	—
All directors and officers as a group	14,814.82	100%

(1)	The address for each beneficial owner is 1845 Walnut Street, 18th Floor, Philadelphia, Pennsylvania 19103.
(2)

As of the date of this prospectus, RRE Innovation Office Advisor, LLC owned 14,814.82 shares of our outstanding common stock which are deemed to be beneficially owned by Jonathan Z. Cohen, Alan F. Feldman and Kevin M. Finkel who control our advisor. Our advisor and RRE Innovation Office Holdings, LLC each is owned and controlled by Resource Real Estate, Inc.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our advisor, RRE Innovation Office Advisor, and its affiliates, some of whom serve as our executive officers and directors. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other Resource Real Estate Programs

General

Most of our executive officers, some of our directors and other key real estate professionals at our advisor are also officers, directors, managers or key professionals at our sponsor, our dealer manager and other Resource Real Estate entities affiliated with other real estate programs. These individuals have legal and financial obligations with respect to those programs that are similar to their obligations to us, and we expect that they will organize other real estate partnerships and programs in the future.

As described in the “Prior Performance Summary,” affiliates of our advisor have sponsored or co-sponsored the following real estate programs :

1.	SR Real Estate Investors, L.P.;

2.	SR Real Estate Investors II, L.P.;

3.	Resource Real Estate Investors, L.P.;

4.	Resource Real Estate Investors II, L.P.;

5.	Resource Real Estate Investors III, L.P.;

6.	Resource Real Estate Investors IV, L.P.;

7.	Resource Real Estate Investors V, L.P.;

8.	Resource Real Estate Investors 6, L.P.;

9.	Resource Real Estate Investors 7, L.P.;

10.	Resource Real Estate Opportunity Fund L.P.;

11.	Resource Real Estate Opportunity REIT, Inc.; and

12.	Resource Real Estate Opportunity REIT II, Inc.

None of these programs invest in office properties so we do not anticipate any conflicts of interest with those programs. However, Resource Real Estate Opportunity REIT II is still in its offering stage so we may compete with it for capital. We may also compete with future programs sponsored by our sponsor or with Resource Capital Corp., which may make loans secured by office properties, for capital and acquisition opportunities.

Allocation of Our Officers’ and Affiliates’ Time

We rely on our officers to operate and oversee our operations. As a result of our officers’ responsibilities and duties owed to other Resource Real Estate-sponsored programs and our sponsor’s parent, Resource America, our officers will face conflicts of interest in allocating their time among us and other real estate programs and activities

We also rely on our advisor, its affiliates and its key real estate professionals for the day-to-day operation of our business. Our advisor, its affiliates and its key real estate professionals have interests in other Resource Real

Estate programs, and they have engaged in and they will continue to engage in other business activities. As a result, our advisor and its affiliates and key employees will face conflicts of interest in allocating their time among us and other Resource Real Estate-sponsored programs and activities in which they are involved. However, our advisor believes that it and its affiliates have sufficient personnel to fully discharge their responsibilities to all of the Resource Real Estate programs and ventures in which they are involved.

Joint Ventures with Affiliates

We may enter into joint venture agreements with other Resource Real Estate-sponsored programs or Resource America for the acquisition, development or improvement of properties or other investments. Our advisor and the advisors to the other Resource Real Estate-sponsored programs and affiliated entities, have the same executive officers and key employees, and these persons will face conflicts of interest in determining which Resource Real Estate program should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the Resource Real Estate-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a Resource Real Estate-affiliated co-venturer will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. The Resource Real Estate-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. These co-venturers may thus benefit to our and your detriment. See “Risk Factors—Risks Related to Conflicts of Interest.”

Receipt of Fees and Other Compensation by Our Advisor and its Affiliates

Our advisor and its affiliates will receive substantial fees from us, which fees will not be negotiated at arm’s length. These fees could influence our advisor’s advice to us, as well as the judgment of affiliates of our advisor, some of whom also serve as our executive officers and directors and the key real estate professionals at our advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement, the dealer manager agreement and the management agreement;

•	offerings of equity by us, which entitle Resource Securities to dealer manager fees and will likely entitle our advisor to increased acquisition and asset management fees;

•

sales of properties and other investments, which entitle our advisor to disposition fees and the possible issuance to our advisor of shares of our common stock through the redemption of Special OP Units;

•

acquisitions of properties and other investments, which entitle our advisor to acquisition, asset management fees and possibly property management fees and, in the case of acquisitions of investments from other Resource Real Estate-sponsored programs, might entitle affiliates of our advisor to disposition fees in connection with its services for the seller, which fees are based on the cost of the investment, including the amount budgeted for the development, construction, and improvement of each asset, and are not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to accept a higher purchase price for those assets, recommend riskier transactions to us or purchase assets that may not be in the best interest of our stockholders;

•

borrowings to acquire properties and other investments, which borrowings will increase the acquisition and asset management fees payable to our advisor as well as entitle the advisor to a debt financing fee;

•

whether we internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and negotiating compensation for key real estate professionals at our advisor and its affiliates that may result in these individuals receiving more compensation from us than they currently receive from our advisor and its affiliates, could result in diluting your interest in us, could reduce the net income per share and funds from operations per share attributable to your investment and may provide incentives to our advisor to pursue an internalization transaction rather than an alternative strategy;

•

whether and when we seek to list our common stock on a national securities exchange, which listing could entitle our advisor to the issuance of shares of our Class A common stock through the redemption of the Special OP Units and could provide benefits to our advisor and its affiliates over liquidation by internalizing our management prior to listing; and

•	whether and when we seek to sell the company or its assets, which sale could entitle our advisor to the issuance of shares of our Class A common stock through the redemption of our Special OP Units.

As of the date of this prospectus, we do not intend to purchase investments from other Resource Real Estate-sponsored programs or other affiliates. However, we may in the future enter into transactions, including joint venture acquisitions, with other Resource Real Estate-sponsored programs or other affiliates if an attractive opportunity presents itself and our independent directors approves the transaction as explained below under “—Certain Conflict Resolution Measures—Other Charter Provisions Relating to Conflicts of Interest—Our Acquisitions.”

Under limited circumstances, our advisor’s Special OP Units may be redeemed in exchange for shares of our Class A common stock, cash, a promissory note or a combination thereof, satisfying our obligation to pay our advisor an incentive fee and diluting our stockholders’ interest in us (if the units are exchanged for common stock). The Special OP Units may be redeemed in one of three circumstances. First, the units will be redeemed if we have paid distributions of net sale proceeds to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price. Second, the Special OP Units will be redeemed if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold for our common stockholders. Upon termination or non-renewal of the advisory agreement with or without cause, prior to a Triggering Event, holders of Special OP Units will be, upon a Triggering Event, entitled to redeem such units in exchange for prorated distributions from our operating partnership, where such proration is based on the percentage of time we were advised by our advisor, equal to 15.0% of the amount by which the sum of our adjusted market value plus distributions to investors exceeds the aggregate capital contributed by investors plus an amount equal to a 7% cumulative, non-compounded return on the common stockholders’ capital contributions. Each of these two events is a “Triggering Event.” Upon a Triggering Event, our Special OP Units may generally be redeemed in exchange for shares of Class A common stock, cash, a promissory note or any combination thereof. If the exchange is for Class A common stock, the number of shares of Class A common stock equal to:

•	(A) 15% of the amount, if any, by which

•

(1) the value of the company as of the date of the event triggering the exchange plus the total distributions paid to our stockholders through such date on the then outstanding shares of our common stock exceeds

•

(2) the sum of the aggregate issue price of those outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the exchange, divided by

•	(B) the value of the company divided by the number of outstanding shares of common stock, in each case, as of the date of the event triggering the exchange.

Our advisor can influence whether we terminate the advisory agreement or allow it to expire without renewal or whether our common shares are listed for trading on a national securities exchange. Accordingly, our advisor can influence both the redemption of the Special OP Units issued to it and the resulting dilution of other stockholders’ interests if its Special OP Units are redeemed in exchange for our common stock.

Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor’s Affiliates

Our executive officers, some of our directors and the key real estate professionals at our advisor are also officers, directors, managers or key professionals for:

•	RRE Innovation Office Advisor, our advisor;

•	RRE Innovation Office Manager, one of our likely property managers;

•	Resource Securities, our dealer manager; and

•	other Resource Real Estate-sponsored programs.

As a result, their loyalties to each of these programs, their stockholders, members and limited partners may from time to time conflict with the fiduciary duties that they owe us.

Affiliated Dealer Manager

Since Resource Securities, our dealer manager, is an affiliate of our advisor, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

Affiliated Property Manager

Since properties and debt investments we acquire will likely be managed by RRE Innovation Office Manager, to the extent we retain RRE Innovation Office Manager, we will not have the benefit of negotiating fees with an independent property manager. See “Management—Other Affiliates.” RRE Innovation Office Manager may also enter into a sub-management agreement with Resource Real Estate Management, Inc. d/b/a Resource Management, an affiliate of our sponsor, to manage the day to day operation of our properties.

Certain Conflict Resolution Measures

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities

Our advisor is required to use commercially reasonable efforts to present a continuing and suitable investment program to us that is consistent with our investment policies and objectives, but neither our advisor nor its affiliates are obligated generally to present any particular investment opportunity to us even if the opportunity is of a character that, if presented to us, could be taken by us. Our advisor’s ultimate parent, Resource America, also invests in real estate and real estate-related assets and sponsors other programs that do so. In the event that an opportunity is equally suitable for us and another program sponsored by Resource America, our sponsor may allocate opportunities on an alternating basis with the view that, overall, we and programs sponsored by Resource America would be treated equitably. Alternatively, the investment may be allocated among us and the other party in proportion to the relative amounts of the investment sought by each. If, however, the other party is Resource America (as opposed to a program sponsored by Resource America), then we must be offered the opportunity to take a majority share of any proposed co-owned properties or debt related to properties. Such co-investments must be approved by the vote of our independent directors. Our co-investment rights are subject to the availability of capital for investment. If the portion of the investment allocable to one of us would be too small or too large for it to be appropriate for one of us, either because of economic or market inefficiency, regulatory constraints, such as REIT qualification or exclusion from regulation under the Investment Company Act, or otherwise, that portion will be reallocated to the other party.

An affiliate of our advisor is the external manager of Resource Capital, a publicly traded REIT sponsored by Resource America. Resource Capital invests in the following asset classes: commercial real estate-related assets such as whole loans, A-Notes, B-Notes, mezzanine loans and mortgage-related securities, commercial real estate, and commercial finance assets such as other asset-backed securities, senior secured corporate loans, equipment leases and notes, trust preferred securities, and debt tranches of collateralized debt obligations. Pursuant to the management agreement between Resource Capital and its external manager, Resource Capital’s manager and its affiliates are permitted to advise other programs. Although Resource Capital’s manager need not offer Resource Capital the opportunity to participate in every investment that is consistent with Resource Capital’s investment objectives, its manager and its manager’s affiliates are contractually obligated to allocate investment opportunities that are suitable for both Resource Capital and other programs they sponsor on an equitable basis.

Resource Real Estate and our advisor may make exceptions to these general policies when other circumstances make application of the policies inequitable or uneconomic.

Other Charter Provisions Relating to Conflicts of Interest

Our charter contains many restrictions relating to conflicts of interest including the following:

Advisor Compensation. The independent directors will evaluate at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. The independent directors will supervise the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation will be based on the following factors as well as any other factors deemed relevant by the independent directors:

•	the amount of the fees paid to our advisor in relation to the size, composition and performance of our investments;

•	whether the expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor for its own account and for their other clients.

Under our charter, we can only pay our advisor a disposition fee in connection with the sale of a property or other asset if it provides a substantial amount of the services in the effort to sell the property or asset. In such circumstances, our charter authorizes us to pay to the advisor the following fee: (i) if a brokerage commission is paid to a person other than an affiliate of the sponsor, an amount up to one-half of the total brokerage commissions paid but in no event an amount that exceeds 3% of the sales price of such property or properties or (ii) if no brokerage commission is paid to a person other than an affiliate of the sponsor, an amount up to 3% of the sales price of such property or properties. Although our charter limits this commission to 3% of the sales price, our advisory agreement provides for a 2.0% fee. Any increase in this fee would require the approval of our independent directors. Moreover, our charter also provides that the commission, when added to all other disposition fees paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the property or other asset. To the extent this disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses” described below. We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that the independent directors conclude that the transaction is fair and reasonable to us.

Our charter also requires that any gain from the sale of assets that we may pay our advisor or an entity affiliated with our advisor be reasonable. Such an interest in gain from the sale of assets is presumed reasonable if it does not exceed 15% of the balance of the net sale proceeds remaining after payment to common stockholders, in the aggregate, of an amount equal to 100% of the original issue price of the common stock, plus an amount equal to 6% of the original issue price of the common stock per year cumulative.

If we ever decided to become self-managed by acquiring entities affiliated with our advisor, our charter would require that the independent directors conclude, by a majority vote, that such internalization transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from third parties.

Our charter also limits the amount of acquisition fees and acquisition expenses we can incur to a total of 6% of the contract purchase price for the property or, in the case of a loan, 6% of the funds advanced. This limit may only be exceeded if a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us. Although our charter permits combined acquisition fees and expenses to equal 6% of the purchase price, our advisory agreement limits the acquisition fee to 2% of the purchase price (including any acquisition expenses and any debt attributable to such investments). Any increase in the acquisition fee stipulated in the advisory agreement would require the approval of a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction.

Term of Advisory Agreement. Each contract for the services of our advisor may not exceed one year, although there is no limit on the number of times that we may retain a particular advisor. The independent directors or our advisor may terminate our advisory agreement with our advisor without cause or penalty on 60 days’ written notice.

Our Acquisitions. We will not purchase or lease properties in which our advisor, any of our directors or officers or any of their affiliates has an interest without a determination by the independent directors that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the affiliated seller or lessor, unless there is substantial justification for the excess amount. Generally, the purchase price that we will pay for any property will be based on the fair market value of the property as determined by a majority of our directors. In the cases where a majority of our independent directors require and in all cases in which the transaction is an acquisition or transfer by or from any of our directors or affiliates, we will obtain two third-party valuations by independent experts selected by our independent directors (at least one of which will be an appraisal of fair market value) and obtain a written opinion of legal counsel unaffiliated with us stating that the proposed transaction is permissible under the terms of our charter. We may obtain an appraisal in other cases; however, we will rely on our own independent analysis and not on appraisals in determining whether to invest in a particular property. Appraisals are estimates of value and may not always be reliable as measures of true worth or realizable value. As of the date of this prospectus, we do not intend to purchase investments from other Resource Real Estate-sponsored programs or other affiliates. However, we may in the future enter into transactions, including acquisitions, with other Resource Real Estate-sponsored programs or other affiliates if an attractive opportunity presents itself and our independent directors approves the transaction.

Mortgage Loans Involving Affiliates. Our charter prohibits us from investing in or making mortgage loans to our advisor, our directors or officers or any of their affiliates, unless an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, we must obtain a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any mortgage or equity interest held by our advisor, our directors or officers or any of their affiliates.

Other Transactions Involving Affiliates. A majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction must conclude that all other transactions, including joint ventures, between us and our sponsor, advisor, any of our officers or directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties and, with respect to joint ventures, on substantially the same terms and conditions as those received by other joint ventures.

Limitation on Operating Expenses. Commencing four fiscal quarters after the earlier to occur of (i) the acquisition of our first real estate asset, or (ii) the date that is six months after the commencement of this offering, our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the independent directors has determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain from the sale of our assets; and (f) acquisition fees, acquisition expenses (including expenses relating to potential investments that we do not close), disposition fees on the resale of property and other expenses connected with the acquisition, disposition and ownership of real estate interests, loans or other property (other than disposition fees on the sale of assets other than real property), including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property.

Issuance of Options and Warrants to Certain Affiliates. Until our shares of common stock are listed on a national securities exchange, we will not issue options or warrants to purchase our capital stock to our advisor, our directors, our sponsor or any of their affiliates, except on the same terms as such options or warrants are sold to the general public. We may issue options or warrants to persons other than our advisor, our directors, our sponsor and their affiliates prior to listing our common stock on a national securities exchange, but not at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a market value less than the value of such option or warrant on the date of grant. Options or warrants issuable to the advisor, a director, the sponsors or any affiliate thereof shall not exceed an amount equal to 10% of the outstanding shares of common stock on the date of grant.

Repurchase of Our Shares. Our charter prohibits us from paying a fee to our sponsor, advisor or our directors or officers or any of their affiliates in connection with our repurchase of our common stock.

Loans. We will not make any loans to the sponsor, our advisor or to our directors or officers or any of their affiliates (other than mortgage loans complying with the limitations described above). In addition, we will not borrow from these affiliates unless a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Reports to Stockholders. Our charter requires that we prepare an annual report and deliver it to our common stockholders within 120 days after the end of each fiscal year. Our directors are required to take reasonable steps to ensure that the annual report complies with our charter provisions. Among the matters that must be included in the annual report or included in a proxy statement delivered with the annual report are:

•	financial statements prepared in accordance with GAAP that are audited and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliates of our advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from the independent directors that our policies are in the best interests of our common stockholders and the basis for such determination; and

•

a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, which disclosure has been examined and commented upon in the report by the independent directors with regard to the fairness of such transactions.

Voting of Shares Owned by Affiliates. Our charter provides that none of our advisor, our directors or any affiliate may vote their shares regarding (i) the removal of any of these affiliates or (ii) any transaction between them and us.

Ratification of Charter Provisions. Our board of directors will, prior to the date of this prospectus, review and ratify our charter and bylaws by the vote of a majority of their respective, as required by our charter.

INVESTMENT OBJECTIVES AND POLICIES

We believe that the rapidly increasing creative nature of work in the United States and the growing ranks of young, creative and educated workers provide an opportunity to invest in office properties serving innovative tenants where we believe rents will grow at rates higher than the overall office market and provide relatively higher risk adjusted returns. Targeting cities that are demonstrating the propensity to attract a young, creative and educated labor pool will, we believe, attract innovative employers seeking a suitable labor pool. Furthermore, we will target cities that are affordable for workers and offer a low tax environment for corporations because that should lead to strong economic growth and corresponding demand for suitable office space in those cities. We believe that cities are growing generally in urban and closer in suburban areas, allowing us to target specific areas of cities that have become, or are becoming, hotbeds of innovation and technology growth. By targeting these technology centers within cities, and acquiring office buildings that cater to, or can be renovated to cater to, innovative office space users and their young, creative and educated labor force, we think that we can acquire a portfolio of office properties that have the potential to be in high demand by the growing innovative office users and in turn increase rents and provide a higher overall return in our office portfolio. Our targeted portfolio will principally consist of (i) the equity or debt interests in office buildings currently providing space to innovative companies, and (ii) the equity or debt interests in office buildings in locations desired by current or future innovative companies that we will renovate and upgrade in order to better service companies engaged in innovation in order to increase rents.

Overview: The changing needs of the U.S. workforce

We believe that the nature of work in the U.S. is changing—including who is working, how they are working and where they are working. Technology—and the people and companies who create it—is the driving force behind this change. A “creative class” of young and educated workers has emerged, and the growing companies seeking to attract these creative workers recognize that in order for these people to be creative, they must be located in an office environment that encourages innovation, one that is “wired,” open, collaborative, flexible, inviting, authentic and modern. Resource Real Estate Innovation Office REIT seeks to address the next generation of office space needs of these innovative companies and their employees, who are creating technological advances for today and tomorrow.

The U.S. workforce—an evolution from life on the farm to life on the computer

Farms—feeding a new nation (1600s—mid-1700s)

The United States started out and spent the greater part of its history as a country built on an agrarian lifestyle. A sustainable food supply was the colonists’ number one priority—unsurprisingly, farming was the focus in this New World. From the moment one of our ancient ancestors picked up a rock to knock a fruit out of a tree, we have progressed—taking small and great leaps forward in how we innovate to improve how we work and live. So, as more land was opened up to habitation, more people needed to be fed—and technology had to keep up to improve the efficiency of the soil, irrigation, livestock, etc.

The Industrial Revolution sparks technology (late 1700s—late 1800s)

Alongside the farmers were the trades people, who provided the goods and services the farmers needed to do their jobs. Over time, they became more specialized and diverse as villages, towns and then cities sprang up, serving as centers of trade, commerce, government—and soon, manufacturing. River power had long been used to drive simple machines, from grain grinders to saws. In 1793, the English-American industrialist Samuel Slater, refining the milling technology he learned growing up in England, re-engineered an old mill in Pawtucket, Rhode Island to be the U.S.’s first successful water-powered roller spinning textile mill. And so America’s Industrial Revolution began, which became an incubator for leaps forward in technology, from steam to electrical power.

Service-based business takes over (late 1800s—mid-1900s)

The rise of factories and the companies that followed gave birth to the next stage in worker/workplace evolution; an age in which set organizational structures within primarily service-based industries established the separation and stratification of roles and responsibilities among workers to improve efficiency. Companies and corporations were now broken down into distinct divisions—research, production, sales, etc.—to allow each group of specialized labor to focus on one task or set of tasks. Now, an entire department or division could solely focus on developing new ideas and working out the mechanics of new products and technologies, not to mention ways of creating even greater efficiency in production—Ford’s assembly line is a good example—while others handled the service (sales, accounting, etc.) end of the business.

The creative class(1980s—Today)

All of these stages evolved due to technology—technology that made us work and live smarter, more efficiently and, in a very real sense, more creatively. Each innovation spurred on another, as individuals and companies strived to improve upon what existed or develop something new—and this has created a new class of worker. Together, they are the people who innovate and create—the next stage in the evolution of a U.S. workforce that has gone from farmer, to factory worker, to office worker. Today, we believe that the primary employment growth in the U.S. will be in creative, innovative industries that are creating new products and ideas that have never before existed. The primary tool for companies in these creative industries will be their creative workforce, people that are educated, innovative and are driven by the challenges and rewards, both financial and of creating something novel, of their work.

To be a “creative” means to be someone who can move beyond established boundaries through original thought and interpretation—this could be taking what exists and approaching it in a different way or doing or creating something wholly new and unique.

•	An actor or actress reinterpreting a classic role or creating a new character

•	A financial services professional developing a new investment product

•	A surgeon piloting an innovating surgical technique

•	A hardware specialist with a breakthrough in processor speed technology

All of these individuals are pursuing creative ends—but there is one sector in particular that we believe has the greatest potential for job growth and which will be our business focus.

Defining the creative class and the technology they create

Who are the creatives in our business model?

For purposes of the Real Estate Innovation Office REIT, we are defining creatives as those who are actively involved in the intellectual pursuit to bring technological advances to life—not just “creatives,” but “creators.” We seek to acquire office buildings that cater, or, after renovation, are able to cater, to this rapidly expanding creative technology sector.

Creatives want a work—and play—place shift: to them, it is crucial that the former feels like the latter. One of the byproducts of the millennia of technological progress is the advent of extra free time—and humans have been extremely adept at putting it to good use to develop art, culture and every kind of leisure-time pursuit to create what in total can be called “lifestyle.” Creatives put great value on lifestyle—and how and where they work needs to have a look and feel that reflects that passion.

What is the technology in our business model?

The technology companies who employ creatives are broad in scope, but will always be those that create, rather than simply utilize, technology. These companies could be large, established technology companies, technology start-ups or anything in between in industries such as, but not limited to:

•	Software / Hardware Development

•	Telecommunications / Internet

•	Biotech / Biopharma

•	Medical Device

•	Information Management

•	Electronics

•	Digital Entertainment

•	Digital Design

•	Space / Defense Systems

•	Social Media

Whether it is a company developing new logistics and transportation systems, a firm researching advanced pharmaceuticals, or a start-up studio creating the next generation of movie special effects, these and more are the companies we are seeking as tenants in the office buildings that intend to acquire.

Our acquisition strategy, with creatives and technology in mind

Our approach to purchasing office buildings and turning them into centers of innovation is based on an analysis of the change in how and where America works.

City geography is becoming less of a factor

Historically, cities on water, including those along major rivers and lakes and especially those on the coast, have been population and business magnets: they have served as national entry points; gateways to the country’s interior; and internal transportation hubs. Examples of such cities are New York, San Francisco, Chicago and St. Louis. The advent of rail and air transportation helped non-waterside cities grow and flourish; and now technology allows people to work and interact with others anywhere in the country—or the world. Similarly, big cities with reputations as “tech centers” are not losing their luster as much as giving way to other cities that offer the same amenities, or lifestyle, at a more affordable price—and where technology makes location less of a factor.

Providing workspace that fits the needs of companies and creatives

Innovative companies of every size recognize the importance of hiring creatives—and they know that those workers need a workspace and overall environment that reflects and promotes that creativity in both design and function. These are spaces that are open and inviting, encourage interaction and thought sharing, offer unique amenities and, in general, provide what can best be called a work lifestyle. The lifestyle isn’t confined to the office: there is a change in where those individuals want to live. They desire locations that offer access to the arts and culture, a vibrant social scene, diversity, good education and more—and that are also financially accessible.

The days of employees moving to find the right company are changing: now, companies are moving to places where they believe their current and potential employees want to be. And these employees are of a new generation—the Millennials—who truly are the “lifestyle” generation and who, according to the U.S. Bureau of Labor Statistics predicts, will comprise the majority of the workforce by 2015.1

Which cities are attracting creatives and companies—and why

Cities with “buzz”

Creatives are drawn to cities that have “buzz,” a word that indicates not only the sound of activity, but the sound of people communicating and exchanging ideas on “the street level.”2 Creatives like cities that are not just cultural in the sense of having a flourishing arts scene, but in the sense of being culturally diverse—as basic as the ability to hear the music of one country while dining in a restaurant serving the food of another. This cannot be faux culture—they seek the authenticity that comes from a truly global populace that infuses its essence into the city.

Cities attractive to creatives must also show an acceptance of and commitment to ethnic diversity and alternative lifestyles. Millennials themselves, who comprise the bulk of creatives, are America’s most ethnically and racially diverse cohort ever, making their desire for a diverse place to live and work even more personal.3

Perhaps the most important component of these cities is in the life they offer: nightlife and “daylife.” These are cities bursting with “extra-curricular” activities:

•	Culture and the arts: museums, theaters, galleries, concert halls

•	Entertainment: sports, festivals, movies

•	Food and Dining: restaurants, cafes, organic food stores, farmer’s markets

•	Health and wellbeing: parks with athletic fields, places to run, gyms

•	Family: zoos, parks, places to run and walk dogs, fairs

These activities must also share something in common: accessibility. A city that offers “walkability” is high on the list of things that attract Millennials—and if not walkable to everything, then it must have a good public transportation system: 70% of Millennials said that high-quality public transportation was a deciding factor on where to live.4

The result is that these cities are becoming centers of “employment buzz,” attracting better-educated creatives seeking jobs that will allow them to combine work and play where they live. And the cities give as good as they get: creatives imbue a city with their own buzz. In a case of “like attracts like,” the creatives enhance a city’s perception as being a place for like-minded and educated people. In turn, they form groups, communities, etc., that work together, using their combined energies, to maintain and improve their environment. Thus these cities often find themselves growing organically—and companies looking to hire are taking notice. They recognize these cities’ magnetic power and roles as expanding centers of creative excellence and innovation—and seek to harness that energy.

Cities that are affordable and have a favorable tax structure

Oftentimes, cities with buzz have an high cost of living that diminishes their attraction to both creatives and the companies seeking to attract them. Again, lifestyle is king for creatives: and they need a cost of living that allows them to enjoy all of the benefits of working and living in a hub of activity. Companies also need affordability, so that they can provide the kind of workplace and related amenities that attract and keep creatives.

The need to find a happy median between buzz and affordability, for both creatives and companies, has created a new class of cities: “aspirational.”

What makes an Aspirational City5

Economy: 50%

Quality of life: 25%

Demographic factors: 25%

For both workers and companies, affordability is linked to lower or, in some cases, non-existent, taxes: individual income, corporate, sales, unemployment insurance, and taxes on wealth or assets like property. Not surprisingly, tax-friendly Texas, which is number 11 on the 2014 State Business Tax Climate Index, is the state that has a number of top-ten cities for small business affordability—and, hence, for attracting creatives.6 For instance, number one on the list is Austin, which offers a local income tax of 0%, city property tax of 1.24% (below the 1.35% median) a growth-rate rank of 2 and a license friendliness of 2 (the latter two data points on a scale of 1-10).7 With lower taxes, companies can function more cost-efficiently as a whole, and focus more on providing office spaces and amenities that will attract creatives.

Affordability will increasingly become a factor for the “echo boom” generation: Millennials entering their late 20s, 30s and even 40s with an interest in owning a home—a number that will expand by roughly 8 million by 2025.8 And it isn’t simply a matter of opportunities in the urban core. The latest Census Bureau estimates show that net domestic migration continues to be negative in the core counties (which include the core cities) of the major metropolitan areas (those with more than 1,000,000 residents), while there is a net domestic inward migration to the suburban counties.9

Cities that attract creatives and are affordable

It is unsurprising, then, that cities and their suburbs that do both—provide buzz and affordability—are attracting large numbers of both companies and their desired employee demographic. They are typically mid-sized cities that offer most, if not all, of the favored characteristics of buzz cities, but with an unmatched affordability “bang for the buck”: good employment picture, culturally vibrant and more progressive attitudes on diversity.

We believe that there are a number of cities that distinguish themselves as such—and, again, not only for creatives, but for the companies seeking to employ them. Companies definitely want affordability—but they also want cities to offer certain intangibles, most notably in terms of a commitment to growing and maintaining business. Some examples are cities that are redefining themselves—perhaps having been known for one industry, but now evolving into, for instance, a center of technology. Also attractive are cities that want to diversify their corporate base: small and large companies, startups and established, companies in a range of industries, etc. Most of all, it is a matter of a business-friendly environment, in every sense, that allows companies to be creative-friendly.

We believe that balanced cities are the most fertile ground for purchasing and renovating existing buildings, and turning them into office properties that cater to the innovative technology sector. These are cities where employment and cultural vibrancy can be found both in the urban core and the suburbs, giving creatives—and companies—the best of all of the worlds that they seek. We believe that these cities offer the best “quality of place” and the greatest office property growth potential.10

Target Areas within Cities

We intend to target four main areas for property purchase and renovation:

1)	Urban Core—This represents a city’s central business and entertainment districts; the nucleus from which the buzz emanates.

2)	“Crunchy” Suburbs—Just outside of the urban core, these pockets of gentrification are marked by their combination of older, larger, more stately homes and walkability, interspersed among more depressed areas.

3)	Moneyed Suburbs—A lesser target area, these are country club and expensive home zones, with, perhaps, a quaint village center (either original or manufactured).

4)	Inner Ring Suburbs—The suburbs, divided into an inner and out ring, are a large expanse of single-family homes, often post-war, and dotted with shopping malls and newer office complexes. We are focusing on the inner of the two rings, closer to the urban core, where there is greater population density and older properties.

In general, we will not be looking at the outer-ring suburbs and “Exurbs,” an area far out beyond the suburbs that is more rural, less populated and focused on prosperous residential, rather than commercial, development.

Renovating creative office spaces for creatives

To return back to the Millennials, the largest component of the creative class, they seek an office “lifestyle” that is in keeping with what draws them to the cities discussed: an open space that is unique and full of amenities, and which encourages communication, collaboration and innovative thinking— a “cool culture.”

For this generation, the desk is a symbol of entrapment. They favor a new way of working: “BYOD,” or “bring your own device.” They are more technology savvy and dependent, recognizing the independence that it can provide in terms of where and how they work—they seek less cubicle and more “coffee shop” from their workplace and workspace. The coffee shop doesn’t need to be physical: working in virtual teams from the office, home or park is a component of the new paradigm. And when it comes to bringing “home” to “work,” offering a pet-friendly environment is also something that companies trying to attract creatives are starting to embrace.

In general, we will seek to acquire office buildings that are aligned, or can be aligned through redevelopment, with these evolving requirements of potential technology tenants.

•	Open floor plan—no offices, assigned desks—or not, and large communal areas

•	Flexible workspace—technology allows people to work anywhere in the space

•	Multipurpose areas—employees can work, eat and play in the same space

Our build out and management may include:

•	High-speed Internet and WiFi

•	Cafés/bars for events, as well as dedicated event space

•	Lounges

•	Conference rooms

•	Game areas

•	Fresh fruit/food delivery

•	Production suites

•	Writers rooms

•	Markets

•	Relaxation rooms

•	On-site parking areas

•	Workout rooms

•	Dedicated community managers

Not coincidentally, companies are learning that this new “flexible” worker paradigm means that they can allot less square foot per employee than in a traditional cubicle-heavy environment, while using that extra space for many of the above-mentioned amenities. Buildings will often be selected for their character, instead of how they lend themselves to the standard “square” floor plate, allowing for more of a unique layout that is appealing to creatives. We believe that older buildings possess this kind of character and hold the best potential for non-standard-design renovations that can improve a space’s efficiency percentage and creative look and feel: taking advantage of an odd perimeter angle to create a unique private work area, balconies that can be enclosed and used as lounge space, exposed center spaces that can be turned into atriums or open connecting stairways between floors.

Purpose-driven aesthetics are also important to the overall building/workspace design. For example, recognizing the importance of natural light, windows are being liberally used to allow for greater “white,” instead of “fluorescent,” light. In that regard, some companies are outfitting new office spaces with non-fluorescent lighting. Windows are also a device for enhanced worker interaction. Companies are finding that glass-enclosed or partitioned offices, conference rooms, etc., can contribute to the open-office environment by allowing workers to be visibly accessible to one another.

The ultimate goal of this dual-purpose aesthetic is to blur the line between the work and home environment, giving a worker a sense of comfort and familiarity. These elements can include more relaxed furnishings, wood floors, paint color palettes in non-office shades, landscaped plants, exotic fish tanks, etc.: whatever is required to make creatives feel as at home where they work as they do where they live.

1.	Alastair Mitchell, “The Rise of the Millennial Workforce,” Wired.com, August 15, 2013, http://www.wired.com/2013/08/the-rise-of-the-millennial-workforce/.
2.	Richard Florida, “What Draws Creative People? Quality of Place,” Urban Land, October 11, 2012, http://urbanland.uli.org/industry-sectors/what-draws-creative-people-quality-of-place/.
3.	“A Millennial Perspective on Diversity & Multiculturalism,” American Advertising Federation, April 2012, http://aaftl.com/wp-content/uploads/2012/04/Millennial-White-Paper.pdf.
4.	Hadley Malcolm, “Millennials Prefer Cities with Good Public Transit,” USA Today, April 24, 2014, http://www.usatoday.com/story/money/personalfinance/2014/04/24/millennials-prefer-public-transportation/8097555/.
5.	Joel Kotkin and Wendell Cox, “Hot U.S. Cities That Offer Both Jobs and Culture Are Mostly Southern and Modest Sized,” The Daily Beast, July 30, 2013, http://www.thedailybeast.com/articles/2013/07/30/hot-u-s-cities-that-offer-both-jobs-and-culture-are-mostly-southern-and-modest-sized.html.
6.	Scott Drenkard, Joseph Henchman, “2014 State Business Tax Climate Index,” Tax Foundation, October 9, 2013, http://taxfoundation.org/article/2014-state-business-tax-climate-index.
7.	Dana Lime, “Top 10 Best Cities for Small Business,” The Motley Fool, November 16, 2013, http://www.fool.com/investing/general/2013/11/16/top-10-best-cities-for-small-business.aspx
8.	Kotkin and Cox, 2013.
9.	Wendell Cox, “Time Magazine Gets it Wrong on the Suburbs,” Somewhat Reasonable: The Policy & Commentary Blog of The Heartland Institute, April 28, 2014, http://blog.heartland.org/2014/04/time-magazine-gets-it-wrong-on-the-suburbs/.
10.	Florida, 2012.

Experience Buying, Improving and Selling Office Properties

In the past, our sponsor and its affiliates have also bought office properties or loans secured by office properties and disposed of those assets either in the form of debt or real property (subsequently obtained through foreclosure proceedings) for its own account through various credit and economic cycles. The table below sets forth details, as of March 31, 2014, about such investments sold or otherwise disposed of by our sponsor or its affiliates in the last 10 years. All such investments were purchased as first mortgage loans on the underlying properties described below. We have included the information below only for purposes of your evaluation of the experience and reputation of our sponsors and its affiliates. Investors in our company should not assume that they will experience returns comparable to those shown below.

					Selling Price, Net of Closing Costs
Property	Location	Date of Sale		Years Held	Cash Received	Mortgage balance at time of sale(1)	Purchase money taken back by program(2)	Total	Total Acquisition Costs(3)	Net Cash(4)
1301 Connecticut	Washington, DC	2003		8	6,652,107	5,747,001	3,155,475	15,554,583	8,000,000	7,554,583
Woodcrest Pavilion	Cherry Hill, NJ	2004		8	2,548,572	—	2,131,649	4,680,221	2,527,417	2,152,804
Axewood Office Complex	Ambler, PA	2004		7	1,300,000	—	2,011,004	3,311,004	2,478,919	832,085
The Loewy Building	Winston-Salem, NC	2004		7	3,089,753	1,308,994	753,698	5,152,445	3,050,369	2,102,076
The Granite Building	Pittsburgh, PA	2006		13	925,000	—	725,523	1,650,523	1,082,325	568,197
Alex. Brown Building	Baltimore, MD	2006		8	19,898,710	70,268,965	9,606,006	99,773,681	87,411,397	12,362,284
1521 Locust Street	Philadelphia, PA	2007		10	2,411,720	—	999,470	3,411,189	1,582,088	1,829,101
Evening Star Building	Washington, DC	2010		12	53,388,527	—	4,921,206	58,309,733	19,703,029	38,606,704
National Press Building	Washington, DC	2011		12	16,595,307	—	27,886,841	44,482,148	6,797,750	37,684,398
1845 Walnut Street	Philadelphia, PA	n/a	(5)	17	—	—	37,360,269	37,360,269	5,828,278	31,531,991

(1)

Includes both financing secured through a mortgage, and financing obtained by selling a participation in the investment. If the investment does not have a mortgage balance at the time of sale, we did not foreclose on the property, but sold the debt investment.

(2)	Includes cash activity from operating activities funded by or distributed to the program as well as funds obtained through financing or sale of participations where applicable.
(3)

Includes all costs related to original purchase of first mortgage investment as well as any costs incurred to maintain the investment, including capital improvements and operating costs (e.g., real estate taxes).

(4)	Excess (deficiency) of property operating cash receipts, including sale proceeds, over cash expenditures.
(5)

Resource America has sold the majority of its original 50% interest in this asset, but still retains a 7.01% interest. The table represents the Net Cash received to date from proceeds of the partial disposition of its interest and from three refinancings.

Conditions to Closing Real Estate Investments

Our advisor will perform a diligence review on each property that we purchase. We will generally seek to condition our obligation to close the purchase of any property on the delivery of certain documents from the seller. However, the information available to us at the time of making any particular investment decision may be limited and we may not have access to certain detailed due diligence information regarding any particular real estate asset. See “Risk Factors—Risks Related to Investments in Real Estate.” Such documents, where available, include, but are not limited to:

•	any current or prior code violations;

•	bank or other financial institution statements with bank deposit receivables for the last six months;

•	business licenses, license fees, permits and permit bills;

•	capital expenditure history through the current year to date, including detail of any exterior work;

•	certificates of occupancy;

•	contracts and service agreements, including equipment leases;

•	correspondence with federal, state or municipal government offices, branches or agencies;

•	detailed rent roll for the most recent month, including concessions, security deposits, waivers of material conditions or other special conditions, including updated rent rolls as appropriate;

•	environmental, asbestos, soil, engineering reports, appraisals and wetland reports;

•	leases;

•	general ledger for the past 12 months;

•	historical operating statements from ownership for the past three years, with month and year-to-date data for the last year and the current year;

•	income tax returns with income schedules for the last three years;

•	insurance invoices for the last two years and insurance losses, claims or other material correspondence regarding claims for the last five years;

•	list of any pending litigation affecting either the property or the residents;

•	occupancy reports for the past two years;

•	personal property inventory;

•	personnel list, wages and benefits;

•	plans and specifications, including as-built, architectural drawings and soil compaction studies;

•	surveys;

•	tax bills and assessment notices for the property and any personalty for the past four years, including any correspondence relating to tax appeals and reassessments;

•	tenant and vendor correspondence files;

•	termite and other pest inspections reports;

•	title commitment and recorded documents;

•	unexpired warranties; and

•	utility bills (gas, electric, water and sewer) for the past year, as well as the current year.

In order to be as thorough as reasonably possible in our due diligence, our advisor will typically obtain additional third-party reports. We may obtain reports with respect to property condition, soils, mechanical- and electrical-plumbing, structural, roof, air quality and mold, radon, seismic, lease audit, net operating income audit and others. We will generally not purchase any property unless and until we obtain a new, or review a recent, Phase I environmental site assessment and are generally satisfied with the environmental status of the property. In the event that we are unable to gain access to a property when buying real estate debt secured by such property to conduct a new Phase I environmental assessment, we will review the most recent Phase I environmental assessment provided by the seller and review publicly available environmental records. In certain instances where it is not feasible to obtain a Phase I environmental site assessment, we will endeavor to obtain as much environmental information as necessary to make an informed decision.

Other Possible Investments and Activities

We may make investments in REITs and other real estate companies and other companies that hold real estate assets.

We may issue our securities, including units in our operating partnership, in exchange for real estate investments. We do not intend to underwrite securities of other issuers. Nor do we have any intent to engage in the purchase and sale of any types of investments other than direct or indirect interests in real estate and real estate-related debt investments.

Co-Investment Strategy

Instead of acquiring full ownership of a debt or equity real estate investment, we may acquire partial, indirect interests in some of our debt or equity real estate investments by entering into co-investment agreements with other co-owners of the real estate investments, which may be independent third parties or affiliates of our advisor, including Resource America or investors in existing or new real estate investment programs sponsored by our advisor or its affiliates. Our ownership percentage of each of the new entities will generally be pro rata to the amount of money we apply to the purchase price (including financing, if applicable), and the acquisition, construction, development or renovation expenses, if any, of the real estate investment owned by the new entity relative to the total amounts applied, unless we and the other co-owners negotiate some other method of allocating the ownership of the real estate investment between us and the other co-owners.

Our co-investment partners may have business or economic objectives that are inconsistent with ours. Also, when more than one person controls a real estate investment, there may be a stalemate on decisions, including decisions regarding cash distributions, reserves, or a proposed sale or refinancing of the real estate investment, and the other parties to the co-investment agreement may have the right to make those decisions instead of us. If we co-invest with Resource America, we expect, in most cases, to have control of the co-investment and majority ownership.

Tenant-in-Common Interests in Properties (TICs)

Resource Real Estate has no current intention of syndicating tenant-in-common (“TIC”) investment programs; however, we retain the right to acquire TICs in the future. Therefore, instead of acquiring full equity ownership of a property, we may acquire TIC interests in properties that will be subject to certain agreements with one or more other TIC interest equity owners of the properties, which may be either affiliates of our advisor or independent third-party investors. Our investments may be in existing or new TIC investments advised by affiliates of our advisor, including Resource Real Estate. Under the TIC interest agreements, an owner of an undivided TIC interest in a property is generally obligated only for its share of expenses, and is entitled only to its share of income, from the property. Thus, as a TIC interest owner in a property, we would be required to pay only our share of expenses, including real estate taxes and management fees that will be payable to affiliates of our advisor, and generally will share all profits and losses generated by the property pro rata in proportion to our respective TIC interest. The TIC interest agreements will cover such areas as the:

•	selling or refinancing of the property;

•	managing the property;

•	distributions of the property’s net revenues, if any; and

•	operating the property, including leasing guidelines and rent levels.

We will not acquire TIC interests in a property unless RRE Innovation Office Manager or another affiliate of our advisor has asset management control over the property. See “Risk Factors.”

Disposition Policies

We are not required to hold a real estate investment for any particular minimum term before it is sold, refinanced or otherwise disposed of. After we have paid down any acquisition financing on a property, if and when the property has increased in value, we may refinance the property and distribute the proceeds, after fees, expenses and payment of other obligations and reserves, to our stockholders. The determination as to whether and when a particular real estate investment should be sold, refinanced or otherwise disposed of, will be made by our advisor after a consideration of relevant factors, including:

•	performance of the real estate investment;

•	market conditions;

•	the structure of the current financing and currently available refinancing;

•	achieving our principal investment objectives;

•	the potential for future capital appreciation;

•	cash flow; and

•	federal income tax considerations.

In addition, with respect to refinancing properties, our advisor will consider the amount of our initial cash investment and whether the property is subject to financing that comes due in a relatively short term.

For information regarding the disposition fees our advisor will receive upon the sale of our real estate investments, see “Management Compensation.”

Borrowing Policies

We expect that many of our acquisitions will be purchased with a combination of equity and debt financing . Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our borrowings are in excess of 300% of our net assets unless a majority of our independent directors find substantial justification for borrowing a greater amount. Examples of such a substantial justification include obtaining funds for the following: (i) to repay existing obligations, (ii) to pay sufficient distributions to maintain REIT status, or (iii) to buy an asset where an exceptional acquisition opportunity presents itself and the terms of the debt agreement and the nature of the asset are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. On a total portfolio basis, however, based on current lending market conditions, we anticipate that we will not leverage our assets with debt financing such that our total liabilities are in excess of approximately 50% of our assets.

First, we may finance the acquisition costs of individual real estate investments, as well as the acquisition costs of all or a group of real estate investments acquired by us, by causing our subsidiaries to borrow directly from third-party financial institutions or other commercial lenders. Under these circumstances, our advisor anticipates that certain properties acquired will serve as collateral for the debt we incur to acquire those particular properties and that we will seek to obtain nonrecourse financing for the acquisition of the properties. However, there is no guarantee that our advisor will be successful in obtaining financing arrangements on a property-by-property basis and that the loans would be nonrecourse to us. Additionally, we may obtain REIT-level financing through a line of credit from third-party financial institutions or other commercial lenders. Our assets will serve as collateral for this type of debt incurred to acquire real estate investments. Finally, we may also obtain seller financing with respect to specific assets that we acquire.

Exit Strategy

We may provide our stockholders with a liquidity event or events by some combination of the following: listing our shares for trading on an exchange, liquidating all, or substantially all, of our assets and distributing the net proceeds to our stockholders or a sale or merger of our company. In addition to such liquidity events, our board may also consider pursuing various liquidity strategies, including adopting a more expansive share redemption program (subject to the applicable federal securities laws) or engaging in a tender offer, to accommodate those stockholders who desire to liquidate their investment in us. Our board anticipates evaluating such events within three to seven years after we terminate this primary offering, subject to then prevailing market conditions. If we do not begin the process of liquidating our assets or listing our shares within seven years of the termination of this primary offering and a majority of our board of directors and a majority of our independent directors have not voted to defer the meeting beyond the seventh anniversary of the termination of this offering, upon the request of stockholders holding 10% or more of our outstanding shares of common stock, our charter requires that we hold a stockholder meeting to vote on a proposal for our orderly liquidation. Prior to any stockholder meeting, our directors would evaluate whether to recommend the proposal to our stockholders and, if they so determine, would recommend the proposal and their reasons for doing so. The proposal would include information regarding appraisals of our portfolio. If our stockholders did not approve the proposal, we would obtain new appraisals and resubmit the proposal to our stockholders up to once every two years upon the written request of stockholders owning 10% of our outstanding common stock.

Market conditions and other factors could cause us to delay the commencement of our liquidation or to delay the listing of our shares on a national securities exchange beyond seven years from the termination of this offering. If we commence liquidation, we would begin an orderly sale of our properties and other assets. We are under no obligation to conclude our liquidation within a set time because the precise timing of the sale of our assets will depend on the prevailing real estate and financial markets, the economic conditions in the areas in where our properties are located and federal income tax consequences to our stockholders, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all of our assets are sold. In making the decision to liquidate, apply for listing of our shares or pursue other liquidity strategies, our directors will try to determine which option will result in greater value for stockholders as well as satisfy the liquidity needs of our stockholders.

Charter-Imposed Investment Limitations

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. Pursuant to our charter, we will not:

•	borrow if such debt causes our total liabilities to exceed 75% of the aggregate cost of tangible assets we own, unless approved by a majority of the independent directors;

•

invest more than 10% of our total assets in unimproved property or mortgage loans on unimproved property, which we define as property not acquired for the purpose of producing rental or other operating income or on which there is no development or construction in progress or planned to commence within one year;

•	make or invest in mortgage loans unless an appraisal is available concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•

make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property as determined by appraisal, unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

•

make an investment if the related acquisition fees and expenses are not reasonable or exceed 6% of the contract purchase price for the asset, provided that the investment may be made if a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction determines that the transaction is commercially competitive, fair and reasonable to us;

•

acquire equity securities unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve such investment as being fair, competitive and commercially reasonable, provided that investments in equity securities in “publicly traded entities” that are otherwise approved by a majority of our directors (including a majority of the independent directors) shall be deemed fair, competitive and commercially reasonable if we acquire the equity securities through a trade that is effected in a recognized securities market (a “publicly traded entity” shall mean any entity having securities listed on a national securities exchange or included for quotation on an inter-dealer quotation system) and provided further that this limitation does not apply to (i) acquisitions effected through the purchase of all of the equity securities of an existing entity, (ii) the investment in wholly owned subsidiaries of ours or (iii) investments in asset-backed securities;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•

invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•

issue debt securities in the absence of adequate cash flow to cover debt service unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known changes, is sufficient to service that higher level of debt as determined by the board of directors or a duly authorized executive officer;

•	issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance; or

•

issue redeemable equity securities (as defined in the Investment Company Act of 1940, as amended), which restriction has no effect on our share redemption program or the ability of our Operating Partnership to issue redeemable partnership interests.

In addition, our charter includes many other investment limitations in connection with conflict-of-interest transactions, which limitations are described above under “Conflicts of Interest.” Our charter also includes restrictions on roll-up transactions, which are described under “Description of Shares.”

Investment Limitations Under the Investment Company Act of 1940

General

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership will not meet either of these tests above. With respect to the 40% test, we expect that all of the entities through which we and our Operating Partnership will own our assets will be wholly-owned subsidiaries that will not themselves be investment companies and will not rely on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries. Although the SEC staff has issued little guidance with respect to the primarily engaged test, we are not aware of any court decisions or SEC staff interpretations finding a holding company that satisfies the 40% test to nevertheless be an investment company under the primarily engaged test.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are “primarily engaged,” through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

Regardless of whether we and our Operating Partnership must rely on Section 3(c)(6) to avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. We discuss below how we will treat our potential investments and our interests in the subsidiaries of our Operating Partnership that own them under the Investment Company Act.

Real Property

Pursuant to the language of the statute, we will treat an investment in real property as a qualifying asset.

Mortgage Loans

We will treat a first mortgage loan as a qualifying asset provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan will be classified as a real estate-related asset if 55% of the fair market value of the loan is secured by real estate. We will treat mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, as qualifying assets if the real property fully secures the second mortgage. All of the foregoing is consistent with positions set forth in SEC no-action letters.

Participations

A participation interest in a loan will be treated as a qualifying asset only if the interest is a participation in a mortgage loan, such as an A-Note or a B-Note, that meets the criteria recently set forth in an SEC no-action letter, that is:

•	the note is a participation interest in a mortgage loan that is fully secured by real property;

•

our subsidiary as note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and our subsidiary’s returns on the note are based on such payments;

•	our subsidiary invests in the note only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•

our subsidiary as note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

•

in the event that the mortgage loan becomes non-performing, our subsidiary as note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) with respect to a junior note, purchase the senior note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, we may treat the note as a real estate-related asset or as a miscellaneous asset depending upon applicable SEC guidance, if any, or our view as to whether the asset is similar to other SEC-designated real estate-related assets.

Mezzanine Loans

We intend for a portion of our investments to consist of real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or tier one mezzanine loans. We will treat our tier one mezzanine loans as qualifying assets when our subsidiary’s investment in the loan meets the criteria set forth in an SEC no-action letter, that is:

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after our subsidiary performs a hands-on analysis of the property being financed;

•	our subsidiary as lender exercises ongoing control rights over the management of the underlying property;

•	our subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	our subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Convertible Mortgages

A convertible mortgage is a mortgage loan coupled with an option to purchase the underlying real estate. Although the SEC staff has not taken a position with respect to convertible mortgages, we intend to treat a convertible mortgage as two assets: a mortgage and an option. We will value the mortgage as though the option did not exist and treat it as either a qualifying asset or a real estate-related asset according to the positions set forth above. We will assign the option an independent value and treat the option as a real estate-related asset.

Other Real Estate-Related Loans

We will treat the other real estate-related loans described in this prospectus, i.e., bridge loans, wraparound mortgage loans, construction loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by real estate, which is consistent with SEC staff no-action letters. With respect to construction loans, we will treat only the amount outstanding at any given time as a qualifying asset if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Joint Venture Interests

When measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, we will calculate asset values on an unconsolidated basis based on informal guidance from members of the SEC staff, which means that when assets are held through another 3(c)(5)(C) entity, we will treat the value of our interest in the entity as follows:

1.	If we own less than a majority of the voting securities of the entity, then we will treat the value of our interest in the entity as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets.

2.	If we own a majority of the voting securities of the entity, then we will allocate the value of our interest in the entity among qualifying assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying assets, real estate-related assets and miscellaneous assets.

3.	If we are the general partner or managing member of an entity, then (i) we will treat the value of our interest in the entity as in item 2 above if we are actively involved in the management and operation of the venture and our consent is required for all major decisions affecting the venture and (ii) we will treat the value of our interest in the entity as in item 1 above if we are not actively involved in the management and operation of the venture or our consent is not required for all major decisions affecting the venture.

Absence of No-Action Relief

If certain of our subsidiaries fail to own a sufficient amount of qualifying assets or real estate-related assets, we could be characterized as an investment company. We have not sought a no-action letter from the SEC staff regarding how our investment strategy fits within the exceptions from registration under the Investment Company Act on which we and our subsidiaries intend to rely. To the extent that the SEC’s Division of Investment Management provides more specific or different guidance regarding the treatment of assets as qualifying assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. Any additional guidance from the SEC’s Division of Investment Management could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

Disclosure Policies with Respect to Future Probable Acquisitions

As of the date of this prospectus, we have not acquired or contracted to acquire any specific assets. Affiliates of our advisor are continually evaluating various potential investments and engaging in discussions and negotiations with sellers, developers and potential tenants regarding the purchase and development of properties and other investments for us and other programs sponsored by Resource Real Estate. While this public offering is pending, if we believe that a reasonable probability exists that we will acquire a material asset, this prospectus will be supplemented to disclose the probability of acquiring the asset. We expect that this will normally occur upon the satisfaction or expiration of major contingencies in the applicable purchase agreement, depending on the particular circumstances surrounding each potential investment. A supplement to this prospectus will describe any improvements proposed to be constructed thereon and other information that we consider appropriate for an understanding of the transaction. Further data will be made available after any pending acquisition is consummated, also by means of a supplement to this prospectus, if appropriate.

You should understand that the disclosure of any proposed acquisition cannot be relied upon as an assurance that we will ultimately consummate such acquisition or that the information provided concerning the proposed acquisition will not change between the date of the supplement and any actual purchase.

Changes in Investment Objectives and Policies

You will have no voting rights with respect to the establishment, implementation or alteration of the investment objectives and our policies, all of which are the responsibility of our board of directors and advisor. However, we will not make any changes in the investment objectives and policies that would constitute a fundamental change without filing a post-effective amendment with the SEC describing such change in investment objectives and policies.

PLAN OF OPERATION

General

Resource Real Estate Innovation Office REIT, Inc. is a recently formed Maryland corporation that intends to invest in office properties primarily serving innovative tenants where we believe that rents will grow at rates higher than the overall office market and such properties will provide relatively higher risk-adjusted returns. We will target cities that attract a young, creative and educated labor pool and provide an affordable, high quality of life. We seek to acquire office buildings that cater to tenants in innovative industries such as the technology sector. Our targeted portfolio will consist of both equity and debt interests in office buildings. We anticipate acquiring approximately 70% of our total assets in equity interests in office properties and 30% of our total assets in debt secured by office properties. If we are only able to raise the minimum offering or an amount substantially less than our maximum offering, our plan of operation will be scaled down considerably and we would expect to acquire a limited number of assets. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code, our portfolio composition may vary from what we initially expect. As of the date of this prospectus, we have not identified any properties or other investments in which there is a reasonable probability that we will invest.

RRE Innovation Office Advisor is our advisor. Our advisor will manage our day-to-day operations and our portfolio of real estate assets, including making certain decisions with respect to the acquisition of certain insignificant investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Our advisor will also provide asset-management, marketing, investor-relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ending December 31, 2015, or the first year that we begin material operations. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2015, or the first year that we begin material operations, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Results of Operations

We were formed on June 25, 2014 and, as of the date of this prospectus, we are in our organizational and development stage. We will not commence any significant operations until we have raised the minimum offering amount of $2,000,000 from persons, including shares purchased by our directors, officers and our advisor and their respective affiliates. As we have not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the technology real estate industry and real estate generally, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of our assets.

Liquidity and Capital Resources

Our charter will authorize the issuance of up to 400,000,000 shares of common stock, of which 200,000,000 will be designated as Class A shares and 200,000,000 will be designated as Class T shares, and 100,000,000 shares of preferred stock. We are offering and selling to the public in our primary offering up to $1,000,000,000 of Class A shares and Class T shares. We are also offering up to $100,000,000 of Class A shares and Class T shares to be issued pursuant to our distribution reinvestment plan pursuant to which our stockholders may elect to have distributions reinvested in additional shares. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. Other than the differing fees with respect to each class and the payment of a distribution fee out of cash otherwise distributable to Class T stockholders, Class A shares and Class T shares have identical rights and privileges, such as identical voting rights. The net proceeds from the sale of the two classes of shares will be commingled for investment purposes and all earnings from all of the investments will proportionally accrue to each share regardless of the class.

We will obtain the capital required to purchase real estate investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders, from proceeds from the sale of assets and from any undistributed funds from our operations. In addition, our advisor will advance funds to us for certain accrued organization and offering costs. As of the date of this prospectus, we have not identified any additional sources of financing and have not made any investments in real estate or otherwise, and our total assets consist of our advisor’s initial investment in us of $200,000. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

We will not sell any shares in this offering unless we raise a minimum of $2,000,000 in gross offering proceeds from persons, including shares purchased by our directors, officers and our advisor and their respective affiliates. If we are unable to raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of property we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We currently have no outstanding debt. On a total portfolio basis, based on current lending market conditions, we anticipate that we will not leverage our assets with debt financing such that our total liabilities are in excess of approximately 50% of the aggregate value of our assets. Our charter does not limit us from incurring debt until our borrowings would be in excess of 300% of our net assets, though we may exceed this limit under certain circumstances. We expect our short-term liquidity for acquisitions and operating expenses will be sourced from the net proceeds of this offering. We believe our primary liquidity source for acquisitions and long-term funding will include the net proceeds of this offering and capital from any future joint venture partners. Subject to maintaining our qualification as a REIT and our Investment Company Act exemption, we may also pursue a number of potential other funding sources, including mortgage loans, portfolio level credit lines and government financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager and our advisor for reimbursement of certain organization and offering expenses. Pursuant to the terms of our advisory agreement, we have no obligation to reimburse our advisor for organization and offering expenses until we raise the minimum offering amount. Once we begin reimbursing our advisor for such expenses, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection or purchase of real estate investments, the management of our assets and costs incurred by our advisor in providing services to us. For a discussion of the compensation to be paid to our advisor and the dealer manager, see “Management Compensation.” The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our independent directors.

Distributions

We have not paid any distributions as of the date of this prospectus. We expect our board of directors to authorize and declare distributions based on daily record dates, and we expect to pay these distributions on a monthly basis in arrears. Thus, once we commence paying distributions, you will begin accruing distributions immediately upon our acceptance of your subscription. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders; however, we expect our board of directors to consider the payment of a monthly cash distribution after we make our first real estate investment. We may also make special stock distributions. The timing and amount of distributions will be determined by our board of directors in its sole discretion and may vary from time to time.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our common stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our board of directors considers many factors before authorizing a cash distribution, including current and projected cash flow from operations, capital expenditure needs, general financial conditions and REIT qualification requirements. We expect to have little, if any, cash flow from operations available for cash distributions until we make substantial investments. It is therefore likely that, at least during the early stages of our development, and from time to time during our operational stage, our board will declare cash distributions that will be paid in advance of our receipt of cash flow that we expect to receive during a later period. In these instances, where we do not have sufficient cash flow to cover our distributions, we expect to use the proceeds from this offering, the proceeds from the issuance of securities in the future or proceeds from borrowings to pay distributions. We may borrow funds, issue new securities or sell assets to make and cover our declared distributions, all or a portion of which could be deemed a return of capital. We may also fund such distributions from third-party borrowings or from advances from our advisor or sponsor or from our advisor’s deferral of its asset management fee, although we have no present intent to do so. If we fund cash distributions from borrowings, sales of assets or the net proceeds from this offering, we will have less funds available for the acquisition of real estate and real estate-related assets and your overall return may be reduced. Further, to the extent cash distributions exceed our current and accumulated earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. Our organizational documents do not limit the amount of distributions we can fund from sources other than from our current and accumulated earnings and profits.

In addition to cash distributions, our board of directors may declare special distributions, including special stock distributions. Although there are a number of factors that we will consider in connection with such a declaration, such stock distributions are most likely to be declared if our board of directors believes that (i) our portfolio has appreciated in value from its aggregate acquisition cost or (ii) additional sales of common stock in this offering at the current offering price would dilute the value of a share to our then existing stockholders. Such a stock distribution would be intended to have the same effect as raising the price at which our shares of common stock are offered.

Income Taxes

We intend to elect to be taxed as a REIT under the Internal Revenue Code and intend to operate as such beginning with our taxable year ending December 31, 2015, or the first year that we commence material operations. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence operations. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Investments

We will record acquired real estate at cost and make assessments as to the useful lives of depreciable assets. We will have to make subjective assessments as to the useful lives of our depreciable assets. We will consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Lease intangibles	Remaining term of related lease

Impairment of Long Lived Assets

For operations related to properties that have been sold or properties that are intended to be sold, we will present them as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as “held for sale” on the balance sheet.

When circumstances indicate the carrying value of a property may not be recoverable, we will review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition.

These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Real Estate Loans Receivable

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment if any is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan is deemed to be impaired, we will record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of our real estate loans receivable and an overstatement of our net income.

We may acquire real estate loans at a discount due to credit quality. Revenues from these loans are recorded under the effective interest method. Under this method an effective interest rate (“IRR”) is applied to the cost basis of the real estate loan receivable. The IRR that is calculated when the real estate loan receivable is acquired remains constant and is the basis for subsequent impairment testing and income recognition. If the amount and timing of future cash collections are not reasonably estimable, we account for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the real estate loan receivable has been fully recovered.

Interest income from loans receivable will be recognized based on the contractual terms of the debt instrument. Fees related to any buydown of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a loan receivable will be amortized over the term of the loan and accreted as an adjustment against interest income.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

We will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which we expect will range from one month to ten years.

We will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We will also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of our reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Revenue Recognition

We will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and will include amounts expected to be received in later years in deferred rents. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We will make estimates of the collectability of our tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

The specific timing of a sale will be measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

PRIOR PERFORMANCE SUMMARY

The information presented in this Prior Performance Summary and in the Prior Performance Tables included in this prospectus as Appendix A represents the summary historical experience of real estate programs sponsored by Resource Real Estate, our sponsor, through December 31, 2013. We define such a program as a fund in which passive investors pool their money and rely on the efforts of Resource Real Estate or Resource America and their affiliates to manage the fund and to acquire real estate that was not identified at the time of the commencement of the fund’s offering. Investors in our company should not assume that they will experience returns comparable to those experienced by investors in these prior real estate programs.

During the ten-year period ended December 31, 2013, Resource Real Estate sponsored nine real estate investment programs and co-sponsored two additional real estate investment programs with an unaffiliated third party. These 11 programs were formed for the purpose of acquiring and operating commercial and residential real estate properties, primarily consisting of multifamily apartment properties as well as retail, office and industrial properties in the United States. Six of the programs are private programs that have no public reporting requirements and three are public reporting companies. All of the programs have investment objectives similar to our own in that they invest in real estate.

From inception through December 31, 2013, the private programs sponsored by Resource Real Estate referenced above raised gross offering proceeds of $200,436,436 from 3,099 investors. As of December 31, 2013, the private programs held interests in 38 real estate properties for a total investment of $320,981,500. All of these 38 properties are multifamily residential and none of the properties were newly constructed when purchased. As of December 31, 2013, the private programs had sold six previously acquired real estate properties.

From inception through December 31, 2013, the three public real estate programs sponsored by Resource Real Estate referenced above, Resource Real Estate Investors 6, L.P., Resource Real Estate Investors 7, L.P., and Resource Real Estate Opportunity REIT, Inc. raised gross offering proceeds of $35,000,000 from 578 investors, $30,911,393 from 597 investors, and $634,500,000 from 17,342 investors, respectively (excluding Resource Capital Partners’ and the advisor’s investments, as applicable). Through December 31, 2013, the public real estate programs purchased interests in 37 real estate properties for a total investment of $504,000,000. All of the properties are multifamily residential and none of the properties were newly constructed when purchased. As of December 31, 2013, Resource Real Estate Opportunity REIT, Inc. also owned three real estate loans receivable for a total investment of $1.7 million. Please see Table III, Annual Operating Results of Prior Real Estate Programs under Appendix A “Prior Performance Tables” to this prospectus.

Resource Real Estate Investors 6, L.P. and Resource Real Estate Investors 7, L.P. each have a planned liquidation date of eight years from the offering commencement date with the possibility of two one-year extensions. The Resource Real Estate Opportunity REIT, Inc. prospectus disclosed that Resource Real Estate Opportunity REIT, Inc.’s board of directors anticipates evaluating a liquidity event within three to six years after the termination of its primary offering, subject to then prevailing market conditions. In making the decision to liquidate or apply for listing of its shares, the board of directors will try to determine whether liquidating its assets or listing its shares will result in greater value for stockholders.

Upon request, prospective investors may obtain from us without charge copies of any public reports prepared in connection with our public programs, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we will also furnish upon request copies of the exhibits to the Form 10-K. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that Resource Real Estate Investors 6, L.P., Resource Real Estate Investors 7, L.P., Resource Real Estate Opportunity REIT, Inc., file electronically with the SEC.

Acquisition Summary

During the ten-year period ended December 31, 2013, Resource Real Estate and its affiliates sponsored or co-sponsored programs that acquired 71 properties, all of which were multifamily residential properties. Information regarding the location of each property is summarized below.

Public Programs

Ten Year Period Ended December 31, 2013

Location	No. of Properties
Alabama	2
Colorado	2
Florida	2
Georgia	2
Kentucky	1
Maine	3
Michigan	1
Minnesota	2
Nebraska	1
Ohio	2
Oklahoma	1
Pennsylvania	1
South Carolina	1
Tennessee	1
Texas	14
Virginia	1

Total	38

Private Programs

Location	No. of Properties
Arkansas	6
California	1
Georgia	3
Idaho	1
Kansas	4
Missouri	1
New Mexico	2
North Carolina	1
Tennessee	3
Texas	11

Total	33

Adverse Business Developments or Conditions

Certain of our programs have experienced lower than originally expected cash flows from operations. As a result of the deep and long recession that began in the United States in December 2007 it was significantly more difficult for multifamily property owners, including the multifamily real estate funds sponsored by our sponsor, to increase rental rates to planned levels and maintain occupancy rates during periods of unprecedented nationwide job losses. In addition to the severe economic downturn, prior to the fourth quarter of 2007, Resource Real Estate exclusively hired third-party property managers to manage the day-to-day operations of the funds’ properties. We believe third-party property managers are generally less effective than in-house property managers due to the fact that they do not have the same compensation incentive to meet an owner’s goals and projections. By relying on third-party onsite property management, it took longer to stabilize occupancy in properties after acquisition than was expected. Starting in the fourth quarter of 2007, Resource Real Estate formed a new subsidiary, Resource Real Estate Management, Inc., d/b/a Resource Residential, to be the property manager of all of the properties owned by its funds in order to better control the performance of the properties. See “Investment Objectives and Policies—Real Estate Asset Management Strategy—Retail and Hospitality Based Management Strategy.” Finally, operating cash flow available after distributions has been adversely affected by timing issues with rent collection and the payment of expenses such as real estate taxes under appeal, causing either excess or deficit cash flows after distributions for a given period.

The following lists adverse business developments for investment programs sponsored by our sponsor and its affiliates: Distributions in Resource Real Estate Investors, L.P. (“RREI I”) have been funded in prior years from a combination of operating cash flow, sale proceeds and reserves and advances from its general partner. For 2004 and 2007, RREI I had negative cash flow from operations of $111,874 and $206,885, respectively, and utilized $270,410, $541,776 and $148,246, respectively, from reserves to supplement cash flow from operations during 2005, 2007 and 2008. As of December 31, 2013, RREI I had received advances in the amount of $2,514,254 and had made cumulative distributions of $4,034,783. Distributions in Resource Real Estate Investors II, L.P. (“RREI II”) have been funded from a combination of operating cash flow and reserves. For 2006 and 2007, RREI II had negative cash flow from operations of $680,056 and $42,097, respectively, and utilized $916,459, $250,706 and $207,219, respectively, from reserves to supplement cash flow from operations during 2006, 2007 and 2008. As of December 31, 2013, RREI II had received advances in the amount of $429,054 and had made cumulative distributions of $4,477,579. Distributions in Resource Real Estate Investors III, L.P. (“RREI III”) have been funded from a combination of operating cash flow and reserves and advances from its general partner. Cash flow deficiencies occurred at one of the fund properties due to third-party property management issues and the delay until 2009 in receiving 2007 and 2008 tax refunds from a tax appeal on one fund property located in Texas. During 2007 and 2008, RREI III utilized $723,343 and $157,192, respectively, from reserves to supplement cash flow from operations. As of December 31, 2013, RREI III had received advances in the amount of $292,084 and had made cumulative distributions of $6,332,045. For Resource Real Estate Investors IV, L.P., cash flow deficiencies occurred at some of the fund properties during 2008 and 2009. During 2008 and 2009, Resource Real Estate Investors IV, L.P., utilized $11,370 and $164,627, respectively, from reserves to supplement cash flow from operations. Distributions in Resource Real Estate Investors V, L.P. (“RREI V”) have been funded from a combination of operating cash flow and reserves. Cash flow deficiencies occurred in 2008 and 2009 at some of the properties in the fund due to third-party property management issues. As of December 31, 2013, RREI V had made cumulative distributions of $8,093,198. For Resource Real Estate Investors 6, L.P., cash flow deficiencies occurred during 2008-2011 due to a drop in occupancy at one of the fund properties due to sizable layoffs at a large employer located across the street from that property. Cash flow deficiencies are expected to continue in that fund also due to the restructuring of a subordinated debt investments held by the fund that were in default. During 2008 through 2011, Resource Real Estate Investors 6, L.P. utilized $272,241, $1,996,000, $634,752 and $513,627, respectively, from reserves to supplement cash flow from operations. During 2009 through 2011, Resource Real Estate Investors 7, L.P. utilized $237,731, $545,099 and $257,025, respectively, from reserves to supplement cash flow from operations.

Excess operating cash flow after distributions may be retained by the program as reserves to fund anticipated and unanticipated future expenditures or to cover reductions in cash flow resulting from anticipated or unanticipated rent shortfalls. Subsequent to the quickening and deepening of the global and national economic contraction in late 2008, a more conservative distribution policy was enacted for many of our private and public programs. As a part of our more conservative distribution policies, monthly distributions were reduced to 3% for RRE IV (since increased to 3.25%), RRE V and RRE VI and to 1% for RRE I, RRE II and RRE III (since increased to 1.5%), effective as of April 2010. Excess cash flow after distributions each month is retained by each of those programs as reserves to cover anticipated and unanticipated property expenditures and reductions in cash flow. Where distributions are made that exceed the cash flow generated from operations of the programs, the distributions are made either from cash reserves held by the program to be used for distributions or loans from Resource Capital Partners, Inc. or its affiliates.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations associated with ownership of our shares of common stock, as well as the applicable requirements under U.S. federal income tax laws to maintain REIT status, and the material U.S. federal income tax consequences of maintaining REIT status. This discussion is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the U.S. federal income and other tax consequences applicable to all investors in light of their particular investment or other circumstances, or to all categories of investors, some of whom may be subject to special rules (for example, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes and investors therein, trusts, financial institutions and broker-dealers).

The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Internal Revenue Code provisions and, the Treasury Regulations promulgated thereunder, as well as administrative and judicial interpretations thereof. Morris, Manning & Martin, LLP has acted as our tax counsel in connection with our election to be taxed as a REIT, and has rendered the opinion filed as an exhibit to the registration statement of which this prospectus is a part. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Morris, Manning & Martin, LLP would be sustained in court. Prospective investors are urged to consult their own tax advisors and financial planners in order to determine the U.S. federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares, the tax treatment of a REIT and the effect of potential changes in the applicable tax laws.

Beginning with our taxable year ending December 31, 2015, or the first year in which we commence material operations, if later, we intend to elect to be taxable as a REIT under the applicable provisions of the Internal Revenue Code and the regulations promulgated thereunder and receive the beneficial U.S. federal income tax treatment described below, and we intend to continue operating as a REIT so long as REIT status remains advantageous. However, we cannot assure you that we will meet the applicable requirements under U.S. federal income tax laws.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856 through 860 of the Internal Revenue Code, qualify as a REIT, if it so elects, and claim U.S. federal income tax deductions for the dividends it pays to its stockholders. Such a corporation generally is not taxed on its REIT taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” to which a corporation and its stockholders are generally subject. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it fails to qualify as a REIT.

Legal Counsel Opinion

Morris, Manning & Martin, LLP, our legal counsel, has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax considerations addressed that are material to our stockholders. In connection with this registration statement, Morris, Manning & Martin, LLP has rendered an opinion to the effect that assuming that the actions described in this section are completed on a timely basis and we timely filed the requisite elections, that we will be organized in conformity with the requirements for qualification as a REIT effective beginning with our taxable year ending December 31, 2015, or the first year in which we commence material operations if later, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. This opinion has been filed as an exhibit to the registration statement of which this prospectus is a part, and is based and conditioned, in part, on various assumptions and representations as to factual matters and covenants made to Morris, Manning & Martin, LLP by us and our advisor. Our qualification as a REIT depends upon our ability to meet, through operation of the properties we acquire and our investment in other assets, the applicable requirements under U.S. federal income tax laws. When Morris, Manning & Martin, LLP rendered its opinion, we had not yet commenced material operations, and Morris, Manning & Martin, LLP has not reviewed any operating results for compliance with the applicable requirements under U.S. federal income tax laws. Therefore, we cannot assure you that our actual operating results allow us to satisfy the applicable requirements to qualify as a REIT under U.S. federal income tax laws in any taxable year. See the “Risk Factors—Federal Income Tax Risks” section of this prospectus.

General

We will make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, effective beginning with our taxable year ending December 31, 2015, or the first year in which we commence material operations if later. However, no assurance can be given that we will operate in a manner so as to remain qualified as a REIT. In addition, although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would cause a REIT to be a less advantageous form of organization tax status for companies that invest in the types of real estate assets we intend to, and it could become more advantageous for such companies to elect to be taxed for federal income tax purposes as a corporation. Pursuant to our charter, our board of directors will have the authority to make any tax elections on our behalf that, in its sole judgment, are in our best interest. This authority includes the ability to elect not to qualify as a REIT for federal income tax purposes or, after qualifying as a REIT, to revoke or otherwise terminate our status as a REIT. Our board of directors will have the authority under our charter to make these elections without the necessity of obtaining the approval of our stockholders. In addition, our board of directors will have the authority to waive any restrictions and limitations contained in our charter that are intended to preserve our status as a REIT during any period in which our board of directors determines not to pursue or preserve our status as a REIT or if our board of directors otherwise deems it in our best interest to so waive such restrictions. Our board of directors has fiduciary duties to us and to all investors and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

If we qualify and maintain our qualification for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, because the REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its stockholders. This substantially eliminates the federal “double taxation” on earnings (taxation at both the corporate level and stockholder level) that usually results from an investment in a corporation.

Taxation of a REIT

The term “REIT taxable income” means the taxable income that is the same as that computed for a corporation that is not a REIT, with the following adjustments:

•	without the deductions allowed by Internal Revenue Code Sections 241 through 247, and 249 (relating generally to the deduction for dividends received);

•	excluding amounts equal to:

•	the net income from foreclosure property; and

•	the net income derived from prohibited transactions;

•	deducting amounts equal to:

•	the tax imposed by Internal Revenue Code Section 856(c)(7)(C) upon a failure to meet the quarterly asset tests, the tax imposed by Internal Revenue Code Section 856(g)(5) for otherwise avoiding REIT disqualification, and the tax imposed by Internal Revenue Code Section 857(b)(7) on redetermined rents, redetermined deductions and excess interest; the tax imposed by Internal Revenue Code Section 857(b)(5) upon a failure to meet the 95% and/or the 75% gross income tests;

•	the deduction for dividends paid, computed without regard to the amount of the net income from foreclosure property that is excluded from REIT taxable income; and

•	without regard to any change of annual accounting period pursuant to Section 443(b) of the Internal Revenue Code.

In any year in which we qualify as a REIT and have a valid election in place, we will claim deductions for the dividends we pay to our stockholders, and therefore will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to our stockholders. It is our intent to distribute at least 90% of our REIT taxable income determined without regard to the deduction for dividends paid and excluding net capital gain, as described above.

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, we can eliminate or substantially reduce our U.S. federal income tax liability by maintaining our REIT status and paying sufficient dividends. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of a REIT, subject to special rules for certain items, such as capital gains, recognized by REITs. Nevertheless, we will be subject to U.S. federal tax on in the following circumstances:

•	We will be taxed at normal corporate rates on any taxable income, including net capital gain, not distributed.

•

If we fail to satisfy either the 95% Gross Income Test or the 75% Gross Income Test (each of which is described below), yet we maintain our REIT status, we could be subject to a 100% penalty tax which would be imposed by reference to the amount by which we failed the 75% or 95% Gross Income Test (whichever amount is greater) multiplied by a fraction intended to reflect our profitability.

•

We will be subject to an excise tax if we fail to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year, we must distribute the sum of (i) 85% of our REIT ordinary income for the calendar year, (ii) 95% of our REIT capital gain net income for the calendar year, and (iii) 100% of our undistributed income from prior years. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed under this formula and the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level.

•	We may be subject to the corporate “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•

If we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a real estate mortgage investment conduit, or REMIC), we could be subject to corporate level U.S. federal income tax at a 35% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business income tax. See the section entitled “—Other Issues With Respect to Taxation of a REIT—Excess Inclusion Income” below.

•

If we have net income from prohibited transactions such income would be subject to a 100% tax. See the section entitled “—Other Issues With Respect to Taxation of a REIT—Prohibited Transactions” below.

•

We will be subject to U.S. federal income tax at the highest corporate rate on any non-qualifying income from foreclosure property. “Foreclosure property” is real property and any personal property incident to such real property (1) that is acquired by a REIT as the result of the REIT having bid on the property at foreclosure, after there was a default (or default was imminent) on a lease of the property or on a mortgage loan held by the REIT and secured by the property, (2) the related loan or lease of which was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property.

•

If we should fail to satisfy any of the asset test requirements (which are described in detail below) for a quarter by more than a de minimis amount, and our failure is due to reasonable cause and not willful neglect, we will maintain our REIT status if we, among other things, pay a penalty tax. See the section entitled “—REIT Qualification Tests—25% Asset Test” below.

•

If we acquire any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which our basis in the asset is determined by reference to the selling corporation’s basis in the asset, and we recognize gain on the disposition of such an asset during the 10-year period beginning on the date we acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over our adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

•	A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary that do not reflect arm’s-length terms.

•

The earnings of our subsidiaries, including any subsidiary we may elect to treat as a taxable REIT subsidiary, are generally subject to U.S. federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

•

If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement as discussed above) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—REIT Qualification Tests—Share Ownership Tests.”

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our shares.

In addition, we and our subsidiaries may be subject to a variety of taxes, including state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

The Internal Revenue Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its status as a REIT;

•	that is neither a financial institution nor an insurance company;

•	that meets the gross income, asset and annual distribution requirements;

•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a partial taxable year;

•

generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or specified entities; and

•	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The first five conditions must be met during each taxable year for which REIT status is sought, while the sixth and seventh conditions do not have to be met until after the first taxable year for which a REIT election is made. In addition, a real estate investment trust generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

With respect to the operating partnership, a partnership is not subject to U.S. federal income tax, and instead allocates its tax attributes to its partners. The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the partnership agreement. For purposes of the Asset and Gross Income Tests, we will be deemed to own a proportionate share (based on our capital interest) of the assets of the operating partnership and we will be allocated a proportionate share of each item of gross income of the operating partnership. The same holds true with respect to any joint ventures into which we or the operating partnership may enter where such joint ventures are treated as partnerships for tax purposes.

In satisfying the tests described above, we must meet, among others, the following requirements:

Share Ownership Tests

The common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning our stock) as specifically defined for this purpose—i.e., the “closely held test.” However, these two requirements do not apply until after the first taxable year an entity elects REIT status. In addition, for purposes of the closely held test, a supplemental unemployment compensation benefit plan, a private foundation, or a trust or portion of a trust permanently set aside or used exclusively for charitable purposes is deemed an “individual.”

Our charter contains certain provisions intended to enable us to meet these requirements. First, it contains provisions restricting the transfer of our stock which would result in any person or entity actually, constructively or beneficially acquiring or owning more than 9.8% in value of the aggregate of our outstanding stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, unless exempted, prospectively or retroactively, by our board of directors, as well as in certain other circumstances. See the section entitled “Description of Shares—Restrictions on Ownership of Shares” in this prospectus. Additionally, the distribution reinvestment plan contains provisions that prevent it from causing a violation of these tests. Our charter contains provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Internal Revenue Code. See “—REIT Qualification Tests—Recordkeeping Requirements.”

Asset Tests

At the close of each calendar quarter of the taxable year, we must satisfy two tests based on the composition of our assets. After initially meeting the Asset Tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with these tests and intend to act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test

At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and Government securities. Real estate assets include (i) real property (including interests in real property, such as land, buildings, and leasehold interests in real property, and interests in mortgages on real property); (ii) shares in other qualifying REITs; and (iii) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if we receive the money used to purchase the stock or debt instrument in exchange for our stock (other than amounts received pursuant to our distribution reinvestment plan) or in a public offering of debt obligations that have a maturity of at least five years.

Additionally, regular and residual interests in a REMIC are considered real estate assets. However, if less than 95% of the assets of a REMIC are real estate assets, we will be treated as holding and earning a proportionate share of the assets and income of the REMIC directly. If we hold a “residual interest” in a REMIC from which we derive “excess inclusion income,” we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. Excess inclusion income is “phantom” or “non-cash” income. It is any taxable income beyond that which the residual interest-holder would have recognized had the residual interest been a conventional debt instrument bearing interest at 120% of the applicable federal rate. See the section entitled “—Other Issues With Respect to Taxation of a REIT—Excess Inclusion Income” below.

We do not currently own interests in real properties but we intend to own such interests in the future. We anticipate that substantially all of our gross income will be from sources that will allow us to satisfy the income tests described below. Further, our purchase contracts for such real properties will apportion no more than 5% of the purchase price of any property to property other than “real property,” as defined in the Internal Revenue Code. However, there can be no assurance that the IRS will not contest such purchase price allocation. If the IRS were to prevail, resulting in more than 15% of the purchase price of property being allocated to other than “real property,” then the portion of the rents we receive associated with other than real property will be deemed non-qualifying income for purposes of the gross income tests (discussed below). Additionally, depending on the aggregate magnitude of the assets that do not qualify as “real property,” we may be unable to continue to qualify as a REIT under the 75% Asset Test, and also may be subject to additional taxes, as described below. In addition, we intend to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow us to continue to qualify under the 75% Asset Test. Therefore, we believe our investment in real properties will constitute “real estate assets” and should allow us to meet the 75% Asset Test.

25% Asset Test

The remaining 25% of our assets may generally be invested without restriction. However, if we invest in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either: (i) in the case of any single issuer, 5% of the value of our assets; or (ii) 10% of the outstanding securities by vote or value of any one issuer. A partnership interest held by a REIT is not considered a “security” for purposes of these tests; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets. This rule includes partnership interests owned by partnerships (or tiers of partnerships).

Two modifications apply to the 25% Asset Test for qualified REIT subsidiaries or taxable REIT subsidiaries. The stock of a qualified REIT subsidiary is not counted for purposes of the 25% Asset Test. A qualified REIT subsidiary is a corporation that is wholly owned by a REIT, and all its assets, liabilities and tax attributes are treated as belonging to the REIT. A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax. Although we expect to hold all of our investments through the operating partnership, we also may hold investments separately, through qualified REIT subsidiaries. A qualified REIT subsidiary must be wholly owned by a REIT. Thus, any such subsidiary utilized by us would have to be owned by us, or another qualified REIT subsidiary, and could not be owned by the operating partnership.

Additionally, a REIT may own the stock of a taxable REIT subsidiary which is a corporation (other than another REIT) that is owned in whole or in part and directly or indirectly by a REIT, and joins in an election with the REIT to be classified as a taxable REIT subsidiary. A corporation that is 35% owned by a taxable REIT subsidiary also will be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may not be a qualified REIT subsidiary, and vice versa.

As described below regarding the 75% Gross Income Test, a taxable REIT subsidiary is utilized in much the same way an independent contractor is used to provide types of services without causing the REIT to receive or accrue some types of non-qualifying income. For purposes of the 25% Asset Test, securities of a taxable REIT subsidiary are excepted from the 10% vote and value and 5% value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 25% of the value of total assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries.

In addition to using independent contractors to provide services in connection with the operation of our properties, we also may use taxable REIT subsidiaries to carry out these functions. We may form a subsidiary and jointly make the election that would cause such subsidiary to be treated as a taxable REIT subsidiary in order to undertake these services in the future.

A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of REIT assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT status for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10 million; provided in either case that the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter other than a de minimis failure described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under section 11 of the Internal Revenue Code, by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Gross Income Tests

For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting.

The 75% Gross Income Test

At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) for a limited time, temporary investment income (as described under the 75% Asset Test above). We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below:

Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions).

The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease. If the portion of rents attributable to personal property exceeds 15% of the total rents, then the portion of the rents we receive associated with the personal property will be deemed non-qualifying income for purposes of the 75% Gross Income Test and 95% Gross Income Test (the latter discussed below).

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits. In addition, rents based on the income or profits of a tenant (and interest based on the income or profits of a borrower), where the tenant (borrower) derives substantially all of its income from the underlying real property by leasing substantially all of its interest in the property will also qualify as “rents from real property,” but only to the extent that the amounts received by the tenant (borrower) would be qualifying “rents from real property” if received directly by a REIT.

Rental income will not qualify if we furnish or render services to tenants or manage or operate the underlying property, other than through a permissible “independent contractor” from whom we derive no revenue, or through a taxable REIT subsidiary. This requirement, however, does not apply to the extent that the services, management or operations we provide are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” With respect to this rule, tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). Our board of directors intends to hire qualifying independent contractors or to utilize taxable REIT subsidiaries to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, we have represented that, with respect to our leasing activities, we will not (1) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (2) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (3) enter into any lease with a related party tenant.

Amounts received as rent from a taxable REIT subsidiary are not excluded from rents from real property by reason of the related party rules described above, if the activities of the taxable REIT subsidiary and the nature of the properties it leases meet certain requirements. We expect that any properties that we lease to a taxable REIT subsidiary will be operated in accordance with these requirements with the result that amounts received from the taxable REIT subsidiary will be considered rents from real property. The taxable REIT subsidiary will pay regular corporate rates on any income it earns from the operation of our properties. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided, in both cases, that the interest does not depend, in whole or in part, on the income or profits of any person (other than amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% Gross Income Test if the amount of the loan during the year does not exceed the fair market value of the real property at the time of the loan commitment. We intend for all of our loans secured by real property to be structured this way. Therefore, income generated through any investments in loans secured by real property will be treated as qualifying income under the 75% Gross Income Test.

The 95% Gross Income Test

In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for the taxable year must be derived from a combination of either sources which satisfy the 75% Gross Income Test or sources of income not associated with real property that is either (i) dividends, (ii) interest, or (iii) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income Test, but not under the 75% Gross Income Test. We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments that will qualify under the 95% Gross Income Test.

Our share of income from the properties will primarily give rise to rental income and gains on sales of the properties, substantially all of which will generally qualify under the 75% Gross Income and 95% Gross Income Tests. Our anticipated operations indicate that it is likely that we will have little or no non-qualifying income to cause adverse U.S. federal income tax consequences.

As described above, we may establish one or more taxable REIT subsidiaries with whom we could enter into leases for any properties we may invest in. The gross income generated by these taxable REIT subsidiaries would not be included in our gross income. However, we would realize gross income from these subsidiaries in the form of rents. In addition, any dividends from taxable REIT subsidiaries to us would be included in our gross income and qualify for the 95% Gross Income Test (but not the 75% Gross Income Test).

Treatment of Certain Interest for Purposes of the Gross Income Tests

Interest on debt secured by a lien on real property or on interests in real property is generally qualifying income for purposes of the 75% Gross Income Test. However, to the extent the loan covers both real property and other property, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% Gross Income Test, but will be qualifying income for purposes of the 95% Gross Income Test. The portion of the interest income that will not be qualifying income for purposes of the 75% Gross Income Test will be equal to the portion of the principal amount of the loan that is not secured by real property (i.e., the amount by which the loan exceeds the value of the real estate that is security for the loan).

Interest, including original issue discount or market discount, that we accrue on our real estate-related investments generally will be qualifying income for purposes of both gross income tests. However, investments not secured by liens on real property or interests in real property will be qualifying income for purposes of the 95% Gross Income Test but not the 75% Gross Income Test.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our status as a REIT for such year if we satisfy the IRS that: (i) the failure was due to reasonable cause and not due to willful neglect and (ii) we attach to our return a schedule describing the nature and amount of each item of our gross income. We cannot predict, however, whether in all circumstances we would qualify for the benefit of these relief provisions. In addition, as discussed above under “—Taxation of a REIT,” if this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by the ratio that REIT taxable income determined without regard to the deduction for dividends paid bears to gross income for the taxable year, computed with certain adjustments. The effect of multiplying gross income by this ratio is the allocation of deductions between qualifying and nonqualifying income. The tax, therefore, is 100% of the amount by which the REIT failed either the 75% Gross Income Test or the 95% Gross Income Test, as reduced by deductions allocable to such income.

Annual Distribution Requirements

In addition to the other tests described above, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of:

(i)	the sum of:

(a)	90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and

(b)	90% of the net income (after tax) from foreclosure property; less

(ii)	the sum of some types of items of non-cash income.

Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (1) declared a dividend before the due date of our tax return (including extensions); (2) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. A distribution of a preferential dividend may cause other distributions to be treated as preferential dividends, possibly preventing us from satisfying the distribution requirement for REIT qualification. We intend to apply for a private letter ruling from the IRS concluding that differences in the dividends distributed to holders of Class A shares and holders of Class T shares, as described in the ruling, will not cause such dividends to be preferential dividends. There is no assurance that we will receive such a ruling if we apply for one.

Distribution of 90% of REIT taxable income, as adjusted, is a requirement to maintain our REIT status. Additionally, we will be subject to an excise tax if we fail to make the “required distribution” with respect to a calendar year, i.e., to distribute the sum of (1) 85% of our REIT ordinary income for the calendar year, (2) 95% of our REIT capital gain net income for the calendar year, and (3) 100% of our undistributed income from prior years. Any excise tax liability would be equal to 4% of the excess of the amount required to be distributed under this formula over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level. In addition to the excise tax, we will be subject to U.S. federal income tax at normal corporate rates on taxable income or capital gain not distributed. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus interest to the IRS) within a specified period.

We intend to pay sufficient dividends each year to satisfy annual distribution requirements, avoid excise taxes and minimize federal income taxes on our earnings. It may not always be possible, however, to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. We will closely monitor the relationship between our REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will borrow funds, if possible, to fully provide the necessary cash flow.

Recordkeeping Requirements

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, the Treasury Regulations require that we demand written statements each year from the record holders of specified percentages of our shares (such percentages depending upon the total number of record holders) pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

Other Issues With Respect to Taxation of a REIT

Characterization of Property Leases

We may purchase either new or existing properties and lease them to tenants. Our ability to claim certain tax benefits associated with ownership of these properties, such as depreciation, would depend on a determination that the lease transactions are “true leases,” under which we would be the owner of the leased property for U.S. federal income tax purposes, rather than a conditional sale of the property or a financing or loan transaction. The Internal Revenue Service may take the position, particularly with respect to a sale-leaseback transaction, that a lease is not a true lease for U.S. federal income tax purposes. The recharacterization of one or more of our leases as a conditional sale, financing, or loan transaction may have adverse consequences to us, such as the denial of depreciation deductions or a revaluing of the aggregate value of our assets invested in real estate. Such recharacterizations might cause us to fail to satisfy the Asset Tests or the Gross Income Tests and, consequently, we might fail to qualify as a REIT effective with the year of recharacterization. We do not expect to request an opinion of counsel concerning the status of any leases of properties as true leases for U.S. federal income tax purposes.

Prohibited Transactions

As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held primarily for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;

•	has been held for at least two years;

•	has aggregate expenditures made during the two years prior to the date of sale which are includable in the basis of the property not in excess of 30% of the net selling price;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor from whom the REIT does not derive any income; and

•

when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year, or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Although we expect we will eventually sell each of the properties, our primary intention in acquiring and operating the properties is the production of rental income, and we do not expect to hold any property primarily for sale to customers in the ordinary course of our business.

Taxable Mortgage Pools

An entity, or a portion of an entity, may be classified as a taxable mortgage pool (“TMP”) under the Internal Revenue Code if (i) substantially all of its assets consist of debt obligations or interests in debt obligations, (ii) more than 50% of those debt obligations are real estate mortgage loans, interests in real estate mortgage loans or interests in certain mortgage-backed securities as of specified testing dates, (iii) the entity has issued debt obligations that have two or more maturities and (iv) the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets. Under Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP.

We do not intend to structure or enter into financing transactions that will cause us to be viewed as owning interests in one or more TMPs. Generally, if an entity or a portion of an entity is classified as a TMP, then the entity or portion thereof is treated as a taxable corporation and it cannot file a consolidated federal income tax return with any other corporation. If, however, a REIT owns 100% of the equity interests in a TMP, then the TMP is a qualified REIT subsidiary and, as such, ignored as an entity separate from the REIT.

If we own less than 100% of the equity interests in a TMP, the foregoing rules would not apply. Rather, the entity would be treated as a corporation for federal income tax purposes and would potentially be subject to federal corporate income tax. This could adversely affect our compliance with the REIT gross income and asset tests described above. We currently do not have, and currently do not intend to enter into any financing transaction that is a TMP in which we own all, or less than all, of the equity interests. We cannot assure you that we will be successful in this regard.

Excess Inclusion Income

Pursuant to IRS guidance, a REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. The REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder,

•	is subject to tax as UBTI in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and

•

results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

See the section entitled “—U.S. Federal Income Taxation of Stockholders” below. To the extent that excess inclusion income is allocated to a tax-exempt stockholder of a REIT that is not subject to UBTI (such as a government entity or charitable remainder trust), the REIT may be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder’s ownership. Treasury Regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect the REIT’s compliance with its distribution requirements. See the section entitled “—REIT Qualification Tests—Annual Distribution Requirements” above. The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.” If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits) will be taxable as ordinary income. This “double taxation” would result from our failure to qualify as a REIT. Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT status for the four taxable years following the year during which qualification was lost.

Tax Aspects of Investments in Partnerships

General

We anticipate holding direct or indirect interests in one or more partnerships, including the operating partnership. We intend to operate as an UPREIT, which is a structure whereby we would own a direct interest in the operating partnership, and the operating partnership would, in turn, own the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would either be disregarded for U.S. federal income tax purposes (if the operating partnership were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of our investment in the operating partnership. This discussion should also generally apply to any investment by us (including through the operating partnership) in a property partnership or other non-corporate entity.

Generally, for entities formed after January 1, 1997, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless (1) it specifically elects to be taxed as a corporation or (2) it is a “publicly traded partnership.” A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof, and generally, is taxed as a corporation. A partnership that is not a publicly-traded partnership and has not elected to be taxed as a corporation is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their proportionate share of the times of income, gain, loss, deduction and credit of the partnership, and potentially are subject to tax thereon, without regard to whether the partners received any distributions from the partnership. The partners are required to take into account their allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the operating partnership will be sufficient to pay the tax liabilities resulting from an investment in the operating partnership.

Because the operating partnership was formed as a partnership under state law after January 1, 1997, will have two or more partners and will not elect to be treated as an association taxable as a corporation, the operating partnership will be treated as a partnership for U.S. federal income tax purposes. We intend that interests in the operating partnership (and any partnership invested in by the operating partnership) will fall within one of the “safe harbors” to avoid being classified as a publicly traded partnership. However, our ability to satisfy the requirements of some of these safe harbors depends on the results of our actual operations, and accordingly, no assurance can be given that any such partnership would not be treated as a publicly traded partnership. Even if a partnership qualifies as a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources.

If for any reason the operating partnership is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable requirements under U.S. federal income tax laws discussed above. The taxation of any partnership invested in by the operating partnership as a corporation for U.S. federal income tax purposes will also alter the character of our assets and items of gross income and may also prevent us from satisfying the applicable requirements to be taxed as a REIT. In addition, any change in the status of any partnership may be treated as a taxable event, in which case we could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated and subject to U.S. federal income tax as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Internal Revenue Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. We cannot assure you that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize our status as a REIT and materially affect the tax consequences and economic return resulting from an investment in us.

Income Taxation of the Partnerships and their Partners

Although a partnership agreement will generally determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes if the allocations do not comply with Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership as determined by the Internal Revenue Service. We believe that the allocations of taxable income and loss in the operating partnership agreement comply with the requirements of Section 704(b) of the Internal Revenue Code and the associated Treasury Regulations.

For a description of allocations by the operating partnership to the partners, see the section entitled “The Operating Partnership Agreement” in this prospectus.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations.

Additionally, pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for operating partnership ownership interests, or “shares,” must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the operating partnership, such property will generally have an initial tax basis equal to its fair market value, and accordingly, Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the operating partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Section 704(c) of the Internal Revenue Code would apply to such differences as well.

For U.S. federal income tax purposes, depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method. For properties transferred to the operating partnership, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the operating partnership generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation will generally fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition on such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the operating partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the operating partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, acquisition fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

U.S. Federal Income Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

As long as we qualify as a REIT, distributions paid to our taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of this discussion, a “U.S. Stockholder” is a person (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Stockholder to the extent that they do not exceed the U.S. Stockholder’s adjusted tax basis in our stock that the U.S. Stockholder owns. Rather, such distributions will reduce the adjusted tax basis in the U.S. Stockholder’s shares of our stock. Assuming that the U.S. Stockholder’s shares of our stock are held as a capital asset, to the extent that such distributions exceed the U.S. Stockholder’s adjusted tax basis in such shares, a U.S. Stockholder must include such distributions in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less). Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a non-taxable return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. Stockholder’s basis in our stock, this will increase the U.S. Stockholder’s gain (or decrease the loss) on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. We also have the right to elect to retain, rather than distribute, our net long-term capital gains and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of our tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain. Long-term capital gains are generally taxable at maximum U.S. federal income tax rates of 20% in the case of U.S. Stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. Stockholders who are individuals, to the extent of previously claimed depreciation deductions. U.S. Stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Dividend income is characterized as “portfolio” income under the passive activity loss rules and cannot be offset by a U.S. Stockholder’s current or suspended passive activity losses. Corporate Stockholders cannot claim the dividends received deduction for such dividends unless we lose our REIT status. Although U.S. Stockholders generally recognize taxable income in the year that a distribution is received, any distribution we declare in October, November or December of any year and is payable to a U.S. Stockholder of record on a specific date in any such month will be treated as both paid by us and received by the U.S. Stockholder on December 31st of the year it was declared even if paid by us during January of the following calendar year. Because we are not a pass- through entity for U.S. federal income tax purposes, U.S. Stockholders may not use any of our operating or capital losses to reduce their tax liabilities. In addition, we may elect to treat certain other distributions made after the close of the taxable year as having been paid during the taxable year, but U.S. Stockholders will be treated as having received these distributions in the taxable year in which they are actually made.

We have the ability to declare a large portion of a dividend in shares of our stock. As long as a portion of such dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, you will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock. In general, any dividend on shares of our stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

With respect to U.S. Stockholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such U.S. Stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. Stockholders at the same tax rates as long-term capital gain, provided that the U.S. Stockholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(a)	the qualified dividend income received by us during such taxable year from non-REIT C corporations (including our taxable REIT subsidiary, if any, which is subject to U.S. federal income tax);

(b)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed taxable income; and

(c)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic C corporation (other than a REIT or a regulated investment company), such as our TRS, if any, which is subject to U.S. federal income tax, or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. We do not expect to hold interests in any qualifying foreign corporations.

In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s adjusted tax basis in the common stock sold. However, any loss from a sale or exchange of common stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated our distributions as long-term capital gains. In general, a U.S. Stockholder’s adjusted tax basis will equal the U.S. Stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. Stockholder (discussed above) less tax deemed paid on such gain and reduced by returns of capital. In general, under current law capital gains recognized by individuals and other non-corporate U.S. Stockholders upon the sale or disposition of shares will be subject to a maximum U.S. federal income tax rate of 20%, if our shares are held for more than 12 months, and will be taxed at ordinary income rates (of up to 39.6%) if our shares are held for 12 months or less. Gains recognized by U.S. Stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of the capital gain realized by a non-corporate holder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are urged to consult their tax advisors with respect to the taxation of capital gain income. Capital losses recognized by a U.S. Stockholder upon the disposition of our shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. Stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).

We will report to our domestic stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount (if any) of U.S. federal income tax we withhold. A U.S. Stockholder may be subject to backup withholding with respect to dividends paid unless such U.S. Stockholder: (i) is a corporation or comes within other exempt categories; or (ii) provides us with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements. A U.S. Stockholder that does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding can be credited against the U.S. Stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of distributions made to any U.S. Stockholders who fail to certify their non-foreign status to us. See the section entitled “—Taxation of Non-U.S. Stockholders” below.

Medicare Tax on Net Investment Income

The Reconciliation Act requires certain U.S. Stockholders who are individuals, estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, subject to certain exceptions. This additional tax applies broadly to essentially all dividends and all gains from dispositions of stock, including dividends from REITs and gains from disposition of REIT shares. The tax applies for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of the Reconciliation Act on taxable income arising from ownership and disposition of our shares.

Cost Basis Reporting

The Energy Improvement and Extension Act of 2008, or the Energy Act, imposed new customer reporting requirements on certain financial intermediaries, such as broker-dealers. The Energy Act now requires every broker that is required to file an information return reporting the gross proceeds of a “covered security” with the IRS to include in the information return the stockholder’s adjusted basis in the security, and whether any gain or loss with respect to the security is short-term or long-term within the meaning of Internal Revenue Code Section 1222. Under Internal Revenue Code Section 6045(g)(3), a “covered security” includes any share of stock in a corporation that was acquired in an account on or after January 1, 2011. We have determined that shares of our common stock, including shares issued pursuant to our distribution reinvestment plan, are covered securities under the Act. Thus, stockholders who redeem, sell or otherwise liquidate shares of our common stock will receive an information return reporting the gross proceeds from the sale, the adjusted basis of the shares sold, and whether any gain or loss is short-term or long-term within the meaning of Internal Revenue Code Section 1222. We are required to furnish this statement to stockholders by February 15 of the year following the calendar year in which the covered securities were sold. This information also will be reported to the IRS.

When determining the adjusted basis of the shares sold, Internal Revenue Code Section 6045(g)(2)(B) requires us to use the first-in first-out method. When using the first-in first-out method, we are required to identify the shares sold in the order that they were acquired. However, as an alternative to the first-in first-out method, the stockholder may notify us of a preferred alternative by means of making an adequate identification of the shares to be liquidated prior to the liquidation event. Please see the section of this prospectus captioned “Share Repurchase Program” for additional information about our share repurchase program.

Taxation of Tax-Exempt Stockholders

Our distributions to a U.S. Stockholder that is a domestic tax-exempt entity generally should not constitute UBTI unless the U.S. Stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Internal Revenue Code) to acquire or to carry its common shares, the common shares are otherwise used in an unrelated trade or business of the tax-exempt entity, or we hold assets that give rise to “excess inclusion income” (See “—Other Issues With Respect to Taxation of a REIT—Excess Inclusion Income” above). As previously noted, we may engage in transactions that would result in a portion of our dividend income being considered “excess inclusion income,” and accordingly, a portion of our dividends received by a tax-exempt stockholder may be treated as UBTI.

Certain domestic tax-exempt entities, including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Internal Revenue Code), are subject to different UBTI rules. Those rules generally will require them to characterize distributions from us as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) that is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of the value of our shares; and (2) we would not have satisfied the closely held test described above in “—REIT Qualification Tests—Share Ownership Tests” but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts are treated as owned by the beneficiaries of such trusts. In the event we are treated as a pension-held REIT, the percentage of dividends treated as UBTI by the above-described tax-exempt pension trusts is our gross income (less direct expenses) derived from an unrelated trade or business (determined this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions that are imposed by our charter regarding the ownership concentration of our common stock, we believe that a tax-exempt pension trust should not become subject to these rules. However, because our common shares may become publicly traded, we can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors as to the applicability of these rules and consequences to their particular circumstances.

Taxation of Non-U.S. Stockholders

General

The rules governing the U.S. federal income taxation of Non-U.S. Stockholders are complex, and as such, only a summary of such rules is provided in this prospectus. Non-U.S. investors should consult with their own tax advisors to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in our REIT. A “Non-U.S. Stockholder” means a person (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Stockholder. The discussion is based on current law and is for general information only. It addresses only selective aspects of U.S. federal income taxation.

Distributions—In General

Distributions paid by us that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. stockholders are taxed with respect to such dividends (and also may be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation that is not entitled to any treaty exemption). Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in the “—Sales of Shares” portion of this Section below.

Distributions Attributable to Sale or Exchange of Real Property

Distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business.

Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to any treaty exemption.

United States Federal Income Tax Withholding on Distributions

For U.S. federal income tax withholding purposes, we will generally withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides us with a properly completed IRS (i) Form W-8BEN evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty (in which case we will withhold at the lower treaty rate) or (ii) Form W-8ECI claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S. (in which case we will not withhold tax). We are also generally required to withhold tax at the rate of 35% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by us as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts of tax do not represent actual tax liabilities, but rather, represent payments in respect of those tax liabilities described in the preceding two paragraphs. Therefore, such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS.

Sales of Shares

Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the U.S.; (ii) the Non-U.S. Stockholder is not present in the U.S. for 183 days or more during the taxable year and certain other conditions apply; and (iii) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares continues to be held directly or indirectly by foreign persons during a continuous five year period ending on the date of disposition or, if shorter, during the entire period of our existence.

We cannot assure you that we will qualify as “domestically controlled.” If we were not domestically controlled, a Non-U.S. Stockholder’s sale of common shares would be subject to tax, unless the common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 5% in value of our common shares. However, it is not anticipated that the common shares will be “regularly traded” on an established market. If the gain on the sale of shares were to be subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, and the purchaser of such common shares may be required to withhold 10% of the gross purchase price.

If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer. Prospective foreign purchasers should consult their tax advisors concerning these rules.

Other Tax Considerations

Distribution Reinvestment Plan

Stockholders who participate in the distribution reinvestment plan will recognize dividend income, taxable to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the amount and as though they had received the cash rather than purchased shares through the distribution reinvestment plan, unless we have designated all or a portion of the dividend as a capital gain dividend. These deemed dividends will be treated as actual dividends and will retain the character and tax effects applicable to all dividends. To the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for U.S. federal income tax purposes as receiving an additional distribution equal to the amount of the discount. Shares received under the distribution reinvestment plan will have a holding period, for tax purposes, beginning with the day after purchase, and a tax basis equal to their cost, which is the gross amount of the deemed distribution. See “—U.S. Federal Income Taxation of Stockholders” for a full discussion of the tax effects of distributions.

Share Repurchase Program

A repurchase of our shares will be treated under Section 302 of the Internal Revenue Code as a taxable dividend (to the extent of our current or accumulated earnings and profits), unless the repurchase satisfies certain tests set forth in Section 302(b) of the Internal Revenue Code enabling the repurchase to be treated as a sale or exchange of our shares. The repurchase will satisfy such test if it (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete termination” of the stockholder’s stock interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code are satisfied with respect to any particular stockholder of our shares will depend upon the facts and circumstances existing at the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a repurchase of our shares is treated as a distribution that is taxable as dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such repurchased shares would be transferred to the stockholder’s remaining stockholdings in us. If, however, the stockholder has no remaining stockholdings in us, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

State and Local Taxes

We and you may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our and your state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in the common shares.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation and IRS guidance imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Stockholders that own the shares through foreign accounts or foreign intermediaries and certain non-U.S. Stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury or the payee’s own government that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain account holders. The withholding requirements generally apply to dividend payments made after June 30, 2014 and proceeds of the sale of our stock paid after December 31, 2016. Prospective investors should consult their tax advisors regarding this legislation.

Legislative Proposals

You should recognize that current U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. We are not currently aware of any pending legislation that would materially affect current taxation of us or our stockholders as described in this prospectus. You should, however, consult your advisors concerning the status of legislative proposals that may pertain to a purchase of our common shares.

ERISA CONSIDERATIONS

The following is a summary of some considerations associated with an investment in our shares by a qualified employee pension benefit plan or an IRA. This summary is based on provisions of ERISA and the Internal Revenue Code, each as amended through the date of this prospectus, and the relevant regulations, opinions and other authority issued by the Department of Labor and the IRS. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes in the future that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.

Each fiduciary of an employee pension benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or any other retirement plan or account subject to Section 4975 of the Internal Revenue Code, such as an IRA, seeking to invest plan assets in our shares must, taking into account the facts and circumstances of each such plan or IRA (each, a “Benefit Plan”), consider, among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•	whether, under the facts and circumstances pertaining to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•

whether the investment will produce an unacceptable amount of UBTI to the Benefit Plan (see “Federal Income Tax Considerations—U.S. Federal Income Taxation of Stockholders—Taxation of Tax-Exempt Stockholders”); and

•	the need to value the assets of the Benefit Plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit Benefit Plans from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Internal Revenue Code. These definitions generally include both fiduciaries and “persons providing services” to the Benefit Plan, employer or employee organization sponsors of the Benefit Plan and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a Benefit Plan if, among other things, the person has discretionary authority or control with respect to plan assets or provides investment advice for a fee with respect to plan assets. Under Department of Labor regulations, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the Benefit Plan based on its particular needs. Thus, if we are deemed to hold plan assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing Benefit Plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a Benefit Plan investor, we might be a disqualified person or party-in-interest with respect to such Benefit Plan investor, resulting in a prohibited transaction merely upon investment by such Benefit Plan in our shares.

If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved and authorizes the Internal Revenue Service to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, a fiduciary who permitted the prohibited transaction to occur or who otherwise breached its fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code.

Plan Asset Considerations

In order to determine whether an investment in our shares by a Benefit Plan creates or gives rise to the potential for either prohibited transactions or a commingling of assets as referred to above, a fiduciary must consider whether an investment in our shares will cause our assets to be treated as assets of the investing Benefit Plan. Neither ERISA nor the Internal Revenue Code defines the term “plan assets”; however, regulations promulgated by the Department of Labor provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a Benefit Plan when the plan invests in that entity (Plan Assets Regulation). Under the Plan Assets Regulation, the assets of an entity in which a Benefit Plan makes an equity investment will generally be deemed to be assets of the Benefit Plan, unless one of the exceptions to this general rule applies.

In the event that our underlying assets were treated as the assets of investing Benefit Plans, our management would be treated as fiduciaries with respect to each Benefit Plan stockholder and an investment in our shares might constitute an ineffective delegation of fiduciary responsibility to RRE Innovation Office Advisor, our advisor, and expose the fiduciary of the Benefit Plan to co-fiduciary liability under ERISA for any breach by RRE Innovation Office Advisor of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If our advisor or its affiliates were treated as fiduciaries with respect to Benefit Plan stockholders, the prohibited transaction restrictions of ERISA and the Internal Revenue Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons that are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Benefit Plan stockholders with the opportunity to sell their shares to us or we might dissolve.

The Plan Assets Regulation provides that the underlying assets of an entity such as a REIT will be treated as assets of a Benefit Plan investing therein unless the entity satisfies one of the exceptions to the general rule. We believe that we will satisfy one or more of the exceptions described below.

Exception for “Publicly-Offered Securities.” If a Benefit Plan acquires “publicly-offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Assets Regulation. A publicly-offered security must be:

•

either (i) part of a class of securities registered under the Exchange Act, or (ii) sold as part of a public offering registered under the Securities Act, and be part of a class of securities registered under the Exchange Act within a specified time period;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares will be sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and are part of a class that will be registered under the Securities Exchange Act of 1934 within the specified period. In addition, we anticipate having in excess of 100 independent stockholders; however, having 100 independent stockholders is not a condition to our selling shares in this offering.

Whether a security is “freely transferable” depends upon the particular facts and circumstances. The Plan Assets Regulation provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. Where the minimum investment in a public offering of securities is $10,000 or less, the presence of the following restrictions on transfer will not ordinarily affect a determination that such securities are “freely transferable”:

•

any restriction on, or prohibition against, any transfer or assignment that would either result in a termination or reclassification of the entity for federal or state tax purposes or that would violate any state or federal statute, regulation, court order, judicial decree or rule of law;

•

any requirement that not less than a minimum number of shares or units of such security be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor;

•	any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; and

•	any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment.

We have been structured with the intent to satisfy the “freely transferable” requirement set forth in the Plan Assets Regulation with respect to our shares, although there is no assurance that our shares will meet such requirement. Our shares are subject to certain restrictions on transfer intended to ensure that we continue to qualify for federal income tax treatment as a REIT and to comply with state securities laws and regulations with respect to investor suitability. The minimum investment in our shares is less than $10,000; thus, these restrictions should not cause the shares to be deemed not “freely transferable.”

If our common stock is held by 100 or more independent stockholders, and assuming that no other facts and circumstances other than those referred to in the preceding paragraphs exist that restrict transferability of shares of our common stock and the offering takes place as described in this prospectus, shares of our common stock should constitute “publicly-offered securities” and, accordingly, we believe that our underlying assets should not be considered “plan assets” under the Plan Assets Regulation.

Exception for Insignificant Participation by Benefit Plan Investors. The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a Benefit Plan if equity participation in the entity by employee benefit plans, including Benefit Plans, is not significant. The Plan Assets Regulation provides that equity participation in an entity by Benefit Plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by Benefit Plan investors. The term “Benefit Plan investors” is defined for this purpose under ERISA Section 3(42) and includes any employee benefit plan subject to Part 4 of ERISA, any plan subject Section 4975 of the Code, and any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity. In calculating the value of a class of equity interests, the value of any equity interests held by us or any of our affiliates must be excluded. It is not clear whether we will qualify for this exception since we do expect to have equity participation by “Benefit Plan investors” that may be in excess of 25%, which would be deemed to be significant, as defined above.

Exception for Operating Companies. The Plan Assets Regulation provides an exception with respect to securities issued by an operating company, which includes a “real estate operating company” or a “venture capital operating company.” Generally, we will be deemed to be a real estate operating company if during the relevant valuation periods at least 50% of our assets are invested in real estate that is managed or developed and with respect to which we have the right to participate substantially in management or development activities. To constitute a venture capital operating company, 50% or more of our assets must be invested in “venture capital investments” during the relevant valuation periods. A venture capital investment is an investment in an operating company, including a “real estate operating company,” as to which the investing entity has or obtains direct management rights. If an entity satisfies these requirements on the date it first makes a long-term investment (the “initial investment date”), or at any time during the entity’s first annual valuation period, it will be considered a real estate operating company or a venture capital operating company for the entire period beginning on the initial investment date and ending on the last day of the first annual valuation period. Although our initial real estate investments should enable us to qualify as a real estate operating company for the period prior to this offering, we cannot assure you that we will be a real estate operating company or a venture capital operating company in the future. As discussed above, we intend to rely instead on the “publicly-offered securities” exception.

Other Prohibited Transactions

Regardless of whether the shares qualify for the “publicly-offered securities” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, RRE Innovation Office Advisor, any selected broker-dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any Benefit Plan purchasing our shares. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a Benefit Plan with respect to which any of the above persons is a fiduciary.

Annual Valuation

A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s fair market value, assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year. Failure to satisfy these requirements may result in penalties, damages or other sanctions.

Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for our shares will develop. To date, neither the IRS nor the Department of Labor has promulgated regulations specifying how a plan fiduciary should determine the fair market value of shares when the fair market value of such shares is not determined in the marketplace.

To assist broker-dealers who participate in this offering, we expect to provide an estimated value for our shares annually. Until 18 months have passed without a sale in a public offering of our common stock, not including any offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan, or the issuance of shares upon redemption of interests in our Operating Partnership, we expect to use the gross offering price of a share of the common stock in our most recent offering as the per share estimated value thereof. This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

After the 18-month period described above (or possibly sooner if our board so directs), we expect to publish an estimated value for a share of common stock. We expect such estimate will be based on estimates of the values of our assets net of our liabilities. Our board of directors will make decisions regarding who will perform valuations of our assets, such as our advisor or third parties, and the valuation methodology to be employed. We cannot predict these decisions at this time, however, we may not obtain asset-by-asset appraisals prepared by appraisers certified by a Member of the Appraisal Institute or other trade organization that monitors appraisers. Our estimates may or may not be the amount of net proceeds that would result from an immediate sale of our properties. The estimated valuations should not be utilized for any purpose other than to assist plan fiduciaries in fulfilling their annual valuation and reporting responsibilities. Even after we no longer use the most recent offering price as the estimated value of our shares, you should be aware of the following:

•

the estimated values may not be realized by us or by you upon liquidation (in part because estimated values do not necessarily indicate the price at which assets could be sold and because the estimates may not take in to account the expenses of selling our assets);

•	you may not realize these values if you were to attempt to sell your shares; and

•	the estimated values, or the method used to establish values, may not comply with the ERISA or IRA requirements described above.

The foregoing requirements of ERISA and the Internal Revenue Code are complex and subject to change. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding an investment in our shares.

DESCRIPTION OF SHARES

The following is a summary description of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter will provide that we may issue up to 500,000,000 shares of capital stock, of which 200,000,000 shares will be designated as Class A common stock, par value $0.01 per share, 200,000,000 shares will be designated as Class T Common Stock, par value $0.01 per share, and 100,000,000 shares are designated as preferred stock, par value $0.01 per share. As of the date of this prospectus, we had 14,814.82 shares of our common stock outstanding and no shares of preferred stock outstanding. Prior to the effective date of this offering these shares of common stock will be converted into an equal number of shares of Class A common stock. In addition, our board of directors may amend our charter to increase or decrease the amount of our authorized shares.

Common Stock

Each Class A share and Class T share is entitled to participate in distributions on its respective class of shares when and as authorized by our board of directors and declared by us and in the distribution of our assets upon liquidation. The per share amount of distributions on Class A shares and Class T shares will likely differ because of different allocations of class-specific expenses. See “—Distributions” below. Each share of common stock will be fully paid and nonassessable by us upon issuance and payment therefor. Shares of common stock are not subject to mandatory redemption. The shares of common stock have no preemptive rights (which are intended to insure that a stockholder has the right to maintain the same ownership interest on a percentage basis before and after the issuance of additional securities) or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors).

Class A shares

Each Class A share issued in the primary offering will be subject to a sales commission of up to 7.0% per share and a dealer manager fee of up to 3.0% per share. We will not pay sales commissions or dealer manager fees on Class A shares sold pursuant to our distribution reinvestment plan. Class A shares are available for purchase by the general public through different distribution channels. In addition, our executive officers and board of directors and their immediate family members, as well as officers and employees of the advisor and other affiliates of the advisor and their immediate family members and, if approved by our board of directors, joint venture partners, consultants and other service providers may only purchase Class A shares.

Class T shares

Each Class T share issued in the primary offering will be subject to a sales commission of up to 2.0% per share and a dealer manager fee of up to 3.0% per share. In addition, for Class T shares, we will pay our dealer manager on a monthly basis a distribution fee that accrues daily equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the NAV for the Class T shares) on a continuous basis from year to year. The payment of distribution fees with respect to Class T shares out of cash otherwise distributable to Class T stockholders will result in a lower amount of distributions being paid with respect to Class T shares. We will continue paying distribution fees with respect to all Class T shares sold in this offering until the earlier to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) there are no longer any Class T shares issued and outstanding. We will not pay sales commissions, dealer manager fees or distribution fees on Class T shares sold pursuant to our distribution reinvestment plan.

Voting Rights

Class A shares and Class T shares vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote. Generally, all matters to be voted on by stockholders at a meeting of stockholders duly called and at which a quorum is present must be approved by a majority of the votes cast by the holders of all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock, although the affirmative vote of a majority of shares of common stock present in person or by proxy at a meeting at which a quorum is present is necessary to elect each director.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. For purposes of calculating NAV, we intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as the estimated per share value of our shares until our board of directors determines our NAV. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Our board of directors has authorized the issuance of shares of our capital stock without certificates. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our share certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to: Resource Real Estate Innovation Office REIT, Inc., c/o RRE Innovation Office Advisor, LLC, 1845 Walnut Street, 18th Floor, Philadelphia, Pennsylvania 19103.

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval. A majority of our independent directors who do not have an interest in the transaction must approve any issuance of preferred stock. In addition, our charter empowers our independent directors to retain its own legal and financial advisors at the expense of the Company. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Distributions

We have not paid any distributions as of the date of this prospectus. We expect our board of directors to authorize and declare distributions based on daily record dates, and we expect to pay these distributions on a monthly basis. Thus, once we commence paying distributions, you will begin accruing distributions immediately upon our acceptance of your subscription. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders; however, we expect our board of directors to consider the payment of a monthly cash distribution after we make our first real estate investment. We may also make special stock distributions. The timing and amount of distributions will be determined by our board of directors in its sole discretion and may vary from time to time.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our common stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Our board of directors considers many factors before authorizing a cash distribution, including current and projected cash flow from operations, capital expenditure needs, general financial conditions and REIT qualification requirements. We expect to have little, if any, cash flow from operations available for cash distributions until we make substantial investments. It is therefore likely that, at least during the early stages of our development, and from time to time during our operational stage, our board will declare cash distributions that will be paid in advance of our receipt of cash flow that we expect to receive during a later period. In these instances, where we do not have sufficient cash flow to cover our distributions, we expect to use the proceeds from this offering, the proceeds from the issuance of securities in the future or proceeds from borrowings to pay distributions. We may borrow funds, issue new securities or sell assets to make and cover our declared distributions, all or a portion of which could be deemed a return of capital. We may also fund such distributions from third-party borrowings or from advances from our advisor or sponsor or from our advisor’s deferral of its asset management fee, although we have no present intent to do so. If we fund cash distributions from borrowings, sales of assets or the net proceeds from this offering, we will have less funds available for the acquisition of real estate and real estate-related assets and your overall return may be reduced. Further, to the extent cash distributions exceed our current and accumulated earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. Our organizational documents do not limit the amount of distributions we can fund from sources other than from our current and accumulated earnings and profits.

In addition to cash distributions, our board of directors may declare special stock distributions. Although there are a number of factors that we will consider in connection with such a declaration, such stock distributions are most likely to be declared if our board of directors believes that (i) our portfolio has appreciated in value from its aggregate acquisition cost or (ii) additional sales of common stock in this offering at the current offering price would dilute the value of a share to our then existing stockholders. Such a stock distribution would be intended to have the same effect as raising the price at which our shares of common stock are offered.

Restriction on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of our aggregate outstanding shares unless exempted by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

This limitation does not apply to the holder(s) of the Special OP Units of our Operating Partnership or the Class A common stock issued upon redemption of those units in certain cases. However, our board of directors may defer the timing of the redemption of all or a portion of the Special OP Units if it determines that full conversion could jeopardize our qualification as a REIT under then applicable federal income tax laws and regulation. Any such deferral will not otherwise alter the terms of the Special OP Units, and such stock would be exchanged at the earliest date after our board of directors determines that such exchange would not jeopardize our qualification as a REIT.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit or would result in our shares being owned by fewer than 100 persons will be null and void and will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and distributions on the shares held in trust and will hold such dividends or distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the prohibited trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Suitability Standards and Minimum Purchase Requirements

State securities laws and our charter require that purchasers of our common stock meet standards regarding (i) net worth or income and (ii) minimum purchase amounts. These standards are described above at “Suitability Standards” immediately following the cover page of this prospectus and below at “Plan of Distribution— Minimum Purchase Requirements.” Subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards, and unless you are transferring all of your shares, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These suitability and minimum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is DST Systems, Inc.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors, our chief executive officer, our president or upon the written request of stockholders holding at least 10% of the shares entitled to be cast on any issue proposed to be considered at the special meeting. Upon receipt of a written request of common stockholders holding at least 10% of the shares entitled to be cast stating the purpose of the special meeting, our secretary will provide all of our stockholders written notice of the meeting and the purpose of such meeting. The meeting must be held not less than 15 days or more than 60 days after the distribution of the notice of the meeting. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Our charter provides that the concurrence of the board is not required in order for the common stockholders to amend the charter, dissolve the corporation or remove directors. However, we have been advised that Section 2-604 and Section 3-403 of the Maryland General Corporation Law do require board approval in order to amend our charter or dissolve, respectively. Without the approval of a majority of the shares of common stock entitled to vote on the matter, the board of directors may not:

•	amend the charter to adversely affect the rights, preferences and privileges of the common stockholders;

•	amend charter provisions relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions;

•	cause our liquidation or dissolution after our initial investment in property;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause our merger or reorganization.

The term of our advisory agreement with our advisor will end after one year but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. Our independent directors will annually review our advisory agreement with our advisor. While the stockholders do not have the ability to vote to replace our advisor or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of the shares entitled to vote on such matter, to remove a director from our board.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by the board of directors; or

•

by a stockholder who gives notice of the nomination or proposal not less than 90 days prior to the first anniversary of the date of the mailing of the notice for the preceding year’s annual stockholders’ meeting.

Our bylaws contain a similar notice requirement in connection with nominations for directors at a special meeting of stockholders called for the purpose of electing one or more directors. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business. The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders.

Inspection of Books and Records

Under Maryland law, a stockholder is entitled to inspect and copy (at all reasonable times) the following corporate documents: bylaws, minutes of the proceedings of stockholders, annual statements of affairs, voting trust agreements and stock records for certain specified periods. In addition, within seven days after a request for such documents is presented to an officer or our resident agent, we will have the requested documents available on file at our principal office. As a part of our books and records, we will maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares held by each of them. We will update this stockholder list at least quarterly. Except as noted below, the list will be available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder and we will mail this list to any common stockholder within ten days of receipt of his or her request. We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. The purposes for which stockholders may request this list include matters relating to their voting rights. Each common stockholder who receives a copy of the stockholder list shall keep such list confidential and share such list only with its employees, representatives or agents who agree in writing to maintain the confidentiality of the stockholder list.

If our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, our advisor or board, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state. As the operations of both RRE Innovation Office Holdings, LLC and our Operating Partnership will be conducted by us, an inspection of the our books and records would include an inspection of the books and records of RRE Innovation Office Holdings, LLC and our Operating Partnership.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of (except solely by virtue of revocable proxy) would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, but does not include the acquisition of shares (i) under the laws of descent and distribution, (ii) under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing this subtitle, or (iii) under a merger, consolidation, or share exchange effected under the control share acquisition statute if the corporation is a party to the merger, consolidation, or share exchange.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of share of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Business Combinations

Under the Maryland General Corporation Law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

Although our board has no current intention to opt in to any of the above provisions permitted under Maryland law, our charter does not prohibit our board from doing so. Becoming governed by any of these provisions could discourage an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our securities. Note that through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directors. Our bylaws may be amended by our stockholders or the board of directors.

Tender Offer by Stockholders

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with certain notice and disclosure requirements. These procedural requirements with respect to tender offers apply to any widespread solicitation for shares of our stock at firm prices for a limited time period.

In order for one of our stockholders to conduct a tender offer to another stockholder, our charter requires that the stockholder comply with Regulation 14D of the Exchange Act, and provide us with notice of such tender offer at least ten business days before initiating the tender offer. Pursuant to our charter, Regulation 14D would require any stockholder initiating a tender offer to provide:

•	specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

•	the ability to allow stockholders to withdraw tendered shares while the offer remains open;

•	the right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of our shares; and

•	that all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, there are certain ramifications to stockholders should they attempt to conduct a noncompliant tender offer. If any stockholder initiates a tender offer without complying with the provisions set forth above, in our sole discretion, we shall have the right to redeem such noncompliant stockholder’s shares and any shares acquired in such tender offer. The noncomplying stockholder shall also be responsible for all of our expenses in connection with that stockholder’s noncompliance.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which you may elect to have your dividends and other distributions reinvested in additional shares of our common stock. The following discussion summarizes the principal terms of this plan. Appendix E to this prospectus contains the full text of our distribution reinvestment plan as is currently in effect.

Eligibility

All of our common stockholders are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in the distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

At any time prior to the listing of our shares on a national stock exchange, you must cease participation in our distribution reinvestment plan if you no longer meet the net income and net worth standards set forth in our charter or the then-current prospectus. Participants must agree to notify us promptly when they no longer meet these standards. See the “Suitability Standards” section of this prospectus (immediately following the cover page) and the form of subscription agreement attached hereto as Appendix B.

Election to Participate

You may elect to participate in the distribution reinvestment plan by completing the subscription agreement or other approved enrollment form available from the dealer manager or a participating broker-dealer. Your participation in the distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to have all or a portion of your distributions reinvested through the distribution reinvestment plan; however, the distribution reinvestment plan requires you to designate at least 20% of your distributions for the purchase of additional shares of common stock. You may also change the percentage of your distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. You must make any election to increase your level of participation through your participating broker-dealer or the dealer manager.

Stock Purchases

Shares will be purchased under the distribution reinvestment plan on the distribution payment dates. The purchase of fractional shares is a permissible and likely result of the reinvestment of distributions under the distribution reinvestment plan.

The purchase price for shares purchased under the distribution reinvestment plan will initially be $14.25 per Class A share and $14.25 per Class T share. Once we establish an estimated value per share that is not based on the price to acquire a share in the primary offering, shares issued pursuant to our distribution reinvestment plan will be priced at the estimated value per share of our common stock. We expect to establish an estimated value per share not based on the price to acquire a share in the primary offering after the completion of our offering stage; however, the time frame before which we establish an estimated value per share may be different depending on regulatory requirements, the discretion of our board or if necessary to assist broker-dealers who sell shares in this offering. We will consider our offering stage complete when 18 months have passed since our last sale of shares in a public offering of equity securities, whether that last sale was in this initial public offering or a public follow-on offering. (For purposes of this definition, we do not consider “public equity offerings” to include offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.)

Account Statements

You or your designee will receive a confirmation of your purchases under the distribution reinvestment plan no less than quarterly. Your confirmation will disclose the following information:

•	each distribution reinvested for your account during the period;

•	the date of the reinvestment;

•	the number and price of the shares purchased by you; and

•	the total number of shares in your account.

In addition, within 90 days after the end of each calendar year, we will provide you with an individualized report on your investment, including the purchase dates, purchase price, number of shares owned and the amount of distributions made in the prior year. We will also provide to all participants in the plan, without charge, all supplements to and updated versions of this prospectus, as required under applicable securities laws.

Fees and Commissions and Use of Proceeds

No selling commissions or dealer manager fees will be payable on shares sold under the distribution reinvestment plan. We expect to use the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes, including, but not limited to, the following:

•	the repurchase of shares under our share redemption program;

•	capital expenditures, tenant improvement costs and leasing costs related to our investments in real estate properties;

•	reserves required by any financings of our investments;

•	future funding obligations under any real estate loan receivable we acquire;

•	acquisition of assets, which would include payment of acquisition fees to our advisor (see “Management Compensation”); and

•	the repayment of debt.

We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

Voting

You may vote all shares, including fractional shares that you acquire through the distribution reinvestment plan.

Tax Consequences of Participation

If you elect to participate in the distribution reinvestment plan and are subject to federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to the distribution reinvestment plan. Specifically, you will be treated as if you have received the distribution from us in cash and then applied such distribution to the purchase of additional shares. In addition, to the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount.

You will be taxed on the amount of such distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. See “Federal Income Tax Considerations—U.S. Federal Income Taxation of Stockholders.” We will withhold 28% of the amount of dividends or distributions paid if you fail to furnish a valid taxpayer identification number, fail to properly report interest or distributions or fail to certify that you are not subject to withholding.

Termination of Participation

Once enrolled, you may continue to purchase shares under our distribution reinvestment plan until we have sold all of the shares registered in this offering, have terminated this offering or have terminated the distribution reinvestment plan. You may terminate your participation in the distribution reinvestment plan at any time by providing us with written notice. For your termination to be effective for a particular distribution, we must have received your notice of termination at least 10 business days prior to the last day of the fiscal period to which the distribution relates. If you participate in our share redemption program, you will not be terminated from participating in the distribution reinvestment plan unless you indicate your desire to terminate your participation on your share redemption form. Any transfer of your shares will effect a termination of the participation of those shares in the distribution reinvestment plan. We will terminate your participation in the distribution reinvestment plan to the extent that a reinvestment of your distributions would cause you to violate the ownership limit contained in our charter, unless you have obtained an exemption from the ownership limit from our board of directors.

Amendment or Termination of Plan

We may amend or terminate the distribution reinvestment plan for any reason at any time upon ten days’ written notice to the participants, except we may not amend the distribution reinvestment plan to remove the right of a stockholder to terminate participation in the plan. With respect to material changes, we may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports filed with the SEC and (b) in a separate mailing to the participants. With respect to immaterial changes, we may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports filed with the SEC, (b) in a separate mailing to the participants, or (c) on our web site.

Share Redemption Program

Prior to the time, if any, that our shares are listed on a national securities exchange, our share repurchase program, as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law. The purchase price for shares repurchased under our share repurchase program will be as set forth below until we establish a new estimated value of our shares. We do not currently anticipate obtaining appraisals for our investments (other than investments in transaction with affiliates) and, accordingly, the estimated value of our investments should not be viewed as an accurate reflection of the fair market value of our investments nor will they represent the amount of net proceeds that would result from an immediate sale of our assets. We will begin establishing an estimated value of our shares based on the value of our real estate and real estate-related investments on an annual basis beginning 18 months after the close of this offering (or earlier if deemed advisable by our board of directors or required by applicable regulations) and will disclose the value in our SEC filings. Prior to establishing the estimated value of our shares and unless the shares are being redeemed in connection with a stockholder’s death or qualifying disability (as defined below), the price per share that we will pay to repurchase shares of our common stock will be as follows (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock):

•

for stockholders who have continuously held their shares of our common stock for at least one year, the price will be 92.5% of the amount you paid for each Class A share or Class T share, as applicable;

•

for stockholders who have continuously held their shares of our common stock for at least two years, the price will be 95.0% of the amount you paid for each Class A share or Class T share, as applicable;

•

for stockholders who have continuously held their shares of our common stock for at least three years, the price will be 97.5% of the amount you paid for each Class A share or Class T share, as applicable; and

•	for stockholders who have held their shares of our common stock for at least four years, the price will be 100.0% of the amount paid for each such Class A share or Class T share, as applicable.

Notwithstanding the foregoing, until we establish an estimated value per share, shares received as stock distribution will be redeemed at a purchase price of $0.00. In addition, the purchase price per share will be adjusted for any stock combinations, splits, recapitalizations and the like with respect to the shares of common stock and reduced by the aggregate amount of net sale or refinance proceeds per share, if any, distributed to the redeeming stockholder prior to the redemption date.

Class A shares and Class T shares redeemed in connection with a stockholder’s death or qualifying disability will be redeemed at a price per share equal to 100% of the amount the stockholder paid for each share, or, once we have established an estimated value per share, 100% of such amount, as determined by our board of directors, subject to any special distributions previously made to the stockholders. Class A shares and Class T shares redeemed in connection with a stockholder’s other exigent circumstances, such as bankruptcy, within one year from the purchase date, will be redeemed at a price per share equal to the price per share we would pay had the stockholder held the shares for one year from the purchase date, and at all other times in accordance with the table above. A stockholder must have beneficially held the Class A shares or Class T shares, as applicable for at least one year prior to offering them for sale to us through our share repurchase program, unless the Class A shares or Class T shares, as applicable are being redeemed in connection with a stockholder’s death, qualifying disability, or certain other exigent circumstances. Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to waive the one-year holding period requirement in the event of the death or qualifying disability of a stockholder, other involuntary exigent circumstances such as bankruptcy, or a mandatory distribution requirement under a stockholder’s IRA.

After such time as our board of directors has determined a reasonable estimate of the value of our Class A shares or Class T shares, as applicable and unless the shares are being redeemed in connection with a stockholder’s death or qualifying disability, the per share redemption price will be based on the most recent estimated value of the Class A shares or Class T shares, as applicable as follows (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock):

•	after one year from the purchase date, 92.5% of the most recent estimated value of each Class A share or Class T share, as applicable;

•	after two years from the purchase date, 95.0% of the most recent estimated value of each Class A share or Class T share, as applicable;

•	after three years from the purchase date, 97.5% of the most recent estimated value of each Class A share or Class T share, as applicable; and

•	after four years from the purchase date, 100% of the most recent estimated value of each Class A share or Class T share, as applicable.

For purposes of determining the time period a redeeming stockholder has held each share, the time period begins as of the date the stockholder acquired the share; provided, that shares purchased by the redeeming stockholder pursuant to our distribution reinvestment plan will be deemed to have been acquired on the same date as the initial share to which the distribution reinvestment plan shares relate. At any time the redemption price is determined by any method other than the net asset value of the Class A shares or Class T shares, as applicable, if we have sold or financed a property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales or financings, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale or financing of a property and the subsequent distribution of the net sale proceeds. Upon receipt of a request for redemption, we will conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. We will not redeem any shares subject to a lien. Any costs in conducting the Uniform Commercial Code search will be borne by us.

Repurchases of shares of our common stock, when requested, are at our sole discretion and generally will be made quarterly. Each stockholder whose repurchase request is granted will receive the repurchase amount within ten days after the end of the month in which we grant its repurchase request. Subject to the limitations described in this prospectus, we also will repurchase shares upon the request of the estate, heir or beneficiary of a deceased stockholder. We will limit the number of shares repurchased pursuant to our share repurchase program as follows: during any calendar year, we will not repurchase in excess of 5.0% of number of shares of common stock outstanding on December 31 of the previous calendar year. As a result, some or all of a stockholders’ shares may not be redeemed.

Our sponsor, advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program. Affiliates of our advisors are eligible to have their shares redeemed on the same terms as other stockholders.

Funding for the share repurchase program will come exclusively from proceeds we receive from the sale of shares under our distribution reinvestment plan during the prior calendar year plus 1% of all operating cash flow from the previous fiscal year, if any, as our board of directors, in its sole discretion, may reserve for this purpose. We cannot guarantee that the funds set aside for the share repurchase program will be sufficient to accommodate all requests made each month. However, a stockholder may withdraw its request at any time or ask that we honor the request when funds are available.

If funds available for our share repurchase program are not sufficient to accommodate all requests, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of our board of directors, another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests.

In general, a stockholder or his estate, heir or beneficiary may present to us fewer than all of the shares then owned for redemption, except that the minimum number of shares that must be presented for redemption shall be at least 25% of the holder’s shares. However, as little as 10% of your shares may be presented for redemption if your redemption request is made within 270 days of the event giving rise to the special circumstances described in this sentence, where redemption is being requested (1) on behalf of a deceased stockholder; (2) by a stockholder with a qualifying disability or upon confinement to a long-term care facility; (3) by a stockholder due to other involuntary, exigent circumstances, such as bankruptcy; or (4) by a stockholder due to a mandatory distribution under such stockholder’s IRA; provided, however, that any future redemption request by such stockholder must present for redemption at least 25% of such stockholder’s remaining shares. Except in the case of redemptions due to a mandatory distribution under a stockholder’s IRA, we will treat a redemption request that would cause you to own fewer than 250 shares as a request to redeem all of your shares, and we will vary from pro rata treatment of redemptions as necessary to avoid having stockholders holding fewer than 250 shares.

A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent, which we must receive at least five business days prior to the end of the month in which the stockholder is requesting a repurchase of his or her shares. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent.

Our share redemption program, including redemptions sought upon a stockholder’s death or disability or upon confinement of a stockholder to a long-term care facility, will be available only for stockholders who purchase their shares directly from us or the transferees mentioned below, and is not intended to provide liquidity to any stockholder who acquired his or her shares by purchase from another stockholder. In connection with a request for redemption, the stockholder or his or her estate, heir or beneficiary will be required to certify to us that the stockholder acquired the shares to be repurchased either (1) directly from us or (2) from the original investor by way of (i) a bona fide gift not for value to, or for the benefit of, a member of the investor’s immediate or extended family (including the investor’s spouse, parents, siblings, children or grandchildren and including relatives by marriage), (ii) through a transfer to a custodian, trustee or other fiduciary for the account of the investor or members of the investor’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or (iii) operation of law.

Unrepurchased shares may be passed to an estate, heir or beneficiary following the death of a stockholder. If the shares are to be repurchased under any conditions outlined herein, we will forward the documents necessary to effect the repurchase, including any signature guaranty we may require. Our share repurchase program provides stockholders only a limited ability to redeem shares for cash until a secondary market develops for our shares, at which time the program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

In order for a disability to entitle a stockholder to the special redemption terms described above, (a qualifying disability), (1) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the applicable governmental agency). The applicable governmental agencies would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration. Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums would not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability- related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

•	We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not qualify for the special redemption terms, except in the limited circumstances when the investor would be awarded disability benefits by the other applicable governmental agencies described above.

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

Our board of directors, at its sole discretion, may amend, suspend, reduce, terminate or otherwise change our share repurchase program upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. Because we only repurchase shares on a quarterly basis, depending upon when during the quarter our board of directors makes this determination, it is possible that you would not have any additional opportunities to have your shares repurchased under the prior terms of the program, or at all, upon receipt of the notice.

We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the stockholders. During this offering, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws.

Restrictions on Roll-Up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of a Roll-up Transaction, which we refer to as a Roll-up Entity. This term does not include:

•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

•

a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in the voting rights of our common stockholders, the term of our existence, the compensation to our advisor or our investment objectives.

In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent appraiser. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2)	one of the following:

(A)	remaining as common stockholders of us and preserving their interests in us on the same terms and conditions as existed previously; or

(B)	receiving cash in an amount equal to the stockholders’ pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

•

that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws with respect to the election and removal of directors and the other voting rights of our common stockholders, annual and special meetings of common stockholders, the amendment of our charter and our dissolution;

•

that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of common stock that such investor has held in us;

•

in which investors’ rights of access to the records of the Roll-up Entity would be less than those provided in our charter and described in the section of this prospectus entitled “Description of Shares—Inspection of Books and Records”; or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction would not be approved by our common stockholders.

THE OPERATING PARTNERSHIP AGREEMENT

General

RRE Innovation Office OP, LP, which we refer to as our Operating Partnership, is a Delaware limited partnership. We expect to own substantially all of our assets and conduct our operations through our Operating Partnership. We are the sole general partner of our Operating Partnership and, as of the date of this prospectus, our wholly owned subsidiary, RRE Innovation Office Holdings, LLC, is the sole limited partner of our Operating Partnership. Our advisor will own Special OP Units. As the sole general partner, we have the exclusive power to manage and conduct the business of our Operating Partnership.

As we accept subscriptions for shares in this offering, we will transfer substantially all of the net proceeds of the offering to our Operating Partnership as a capital contribution in exchange for Class A units of limited partnership interest and Class T units of limited partnership interest that will be held by our wholly owned subsidiary, RRE Innovation Office Holdings, LLC; however, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors. The Operating Partnership will be deemed to have simultaneously paid the selling commissions and other costs associated with the offering.

As a result of this structure, we are considered an UPREIT. An UPREIT is a structure that REITs often use to acquire real property from sellers on a tax-deferred basis because the sellers can generally accept partnership units and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT, the REIT’s proportionate share of the assets and income of our Operating Partnership will be deemed to be assets and income of the REIT.

Description of Partnership Units

Partnership interests in the operating partnership are divided into “units.” Initially, the operating partnership will have various classes of units: general partnership units, limited partnership common units, subdivided further into classes corresponding to our two classes of common stock: Class A limited partnership common units and Class T limited partnership common units. General partnership units represent an interest as a general partner in the operating partnership and we, as general partner, will hold all such units. In return for the initial capital contribution of $200,000 we made, the operating partnership will issue to us 14,814.82 general partnership units.

Limited partnership common units represent an interest as a limited partner in the operating partnership. The operating partnership may issue additional units and classes of units with rights different from, and superior to, those of limited partnership common units, without the consent of the limited partners. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.

For each limited partnership common unit received, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of limited partnership units will not be obligated to make additional capital contributions to the operating partnership. Further, such holders will not have the right to make additional capital contributions to the operating partnership or to purchase additional limited partnership units without our consent as general partner. For further information on capital contributions, see the section entitled “—Capital Contributions” below.

Limited partners do not have the right to participate in the management of the operating partnership. Limited partners who do not participate in the management of the operating partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the operating partnership beyond the amount of their capital contributions. We, however, as the general partner of the operating partnership, are liable for any unpaid debts and liabilities. The voting rights of the limited partners are generally limited to approval of specific types of amendments to the operating partnership agreement. With respect to such amendments, each class of limited partnership common unit has one vote. See the section entitled “—Rights, Obligations and Powers of the General Partner” below for a more detailed discussion of this subject.

Under certain circumstances, holders of limited partnership units of any class may be restricted from transferring their interests without the consent of the general partner. See the section entitled “—Transferability of Interests” below for a discussion of certain restrictions imposed by the operating partnership agreement on such transfers. After owning a limited partnership common unit for one year, limited partnership common unit holders generally may, subject to certain restrictions, exchange limited partnership units for the cash value of a corresponding number of units of our common stock or, at our option, a corresponding number of units of our common stock. See the section entitled “—Limited Partner Exchange Rights” below for a description of these rights and the amount and types of consideration a limited partner is entitled to receive upon exercise of such rights. These exchange rights are accelerated in the case of some extraordinary transactions. See the section entitled “—Extraordinary Transactions” below for an explanation of the exchange rights under such circumstances.

Capital Contributions

The partnership agreement will require us to contribute the proceeds of any offering of our shares of stock to our Operating Partnership as an additional capital contribution. If we did contribute additional capital to our Operating Partnership, we would receive additional partnership units and our percentage interest in our Operating Partnership would be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our Operating Partnership at the time of such contributions. We also expect that the partnership agreement would allow us to cause our Operating Partnership to issue partnership interests for less than their fair market value if we conclude in good faith that such issuance is in the best interest of our Operating Partnership and us. The Operating Partnership would also be able to issue preferred partnership interests in connection with acquisitions of property or otherwise. These preferred partnership interests could have priority over common partnership interests with respect to distributions from our Operating Partnership, including priority over the partnership interests that we would own as a limited partner. If our Operating Partnership would require additional funds at any time in excess of capital contributions made by us or from borrowing, we could borrow funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds.

Operations

The partnership agreement will provide that, so long as we remain qualified as a REIT, our Operating Partnership would be operated in a manner that would enable us to satisfy the requirements for being classified as a REIT for tax purposes. We would also have the power to take actions to ensure that our Operating Partnership would not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code. Classification as a publicly traded partnership could result in our Operating Partnership being taxed as a corporation, rather than as a partnership.

Distributions and Allocations of Profits and Losses

The partnership agreement will provide that our Operating Partnership would distribute cash flow from operations to its partners in accordance with their respective percentage interests on at least a monthly basis in amounts that we determine. The effect of these distributions would be that a holder of one unit of limited partnership interest in our Operating Partnership would receive the same amount of annual cash flow distributions as the amount of annual distributions paid to the holder of one of our shares of common stock.

Similarly, the partnership agreement will provide that our Operating Partnership would allocate taxable income and losses to its partners in accordance with their respective percentage interests subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and the corresponding Treasury regulations.

Upon liquidation of our Operating Partnership, after payment of, or adequate provision for, debts and obligations of our Operating Partnership, including partner loans, any remaining assets of our Operating Partnership would be distributed to its partners in accordance with their respective positive capital account balances.

Rights, Obligations and Powers of the General Partner

We will be the sole general partner of our Operating Partnership. As sole general partner, we generally would have complete and exclusive discretion to manage and control our Operating Partnership’s business and to make all decisions affecting its assets. Under the partnership agreement, we would also expect to have the authority to:

•	acquire, purchase, own, operate, lease and dispose of any real property and any other assets;

•	construct buildings and make other improvements on owned or leased properties;

•	authorize, issue, sell, redeem or otherwise purchase any debt or other securities;

•	borrow or loan money;

•	make or revoke any tax election;

•	maintain insurance coverage in amounts and types as we determine is necessary;

•	retain employees or other service providers;

•	form or acquire interests in joint ventures; and

•	merge, consolidate or combine our Operating Partnership with another entity.

Upon commencement of this offering, under the partnership agreement, we expect that our Operating Partnership would pay all of the administrative and operating costs and expenses it incurs in acquiring and operating real properties. The Operating Partnership would also pay all of our administrative costs and expenses and such expenses would be treated as expenses of our Operating Partnership. Such expenses would include:

•	all expenses relating to our formation and continuity of existence;

•	all expenses relating to the public offering and registration of our securities;

•	all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of business.

The only costs and expenses we could incur that our Operating Partnership would not reimburse would be costs and expenses relating to assets we may own outside of our Operating Partnership. We would pay the expenses relating to such assets directly.

Exchange Rights

We expect that the partnership agreement would also provide for exchange rights. We expect the limited partners of our Operating Partnership would have the right to cause our Operating Partnership to redeem their units of limited partnership interest for cash equal to the value of an equivalent number of our shares, or, at our option, we could purchase their units of limited partnership interest for cash or by issuing one share of our common stock for each unit redeemed. Limited partners, however, would not be able to exercise this exchange right if and to the extent that the delivery of our shares upon such exercise would:

•	result in any person owning shares in excess of the ownership limit in our charter (unless exempted by our board of directors);

•	result in our shares being owned by fewer than 100 persons;

•	result in our shares being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; or

•	cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code.

Furthermore, limited partners could exercise their exchange rights only after their units of limited partnership interest had been outstanding for one year. A limited partner could not deliver more than two exchange notices each calendar year and would not be able to exercise an exchange right for less than 1,000 units of limited partnership interest, unless such limited partner held less than 1,000 units. In that case, he would be required to exercise his exchange right for all of his units.

Change in General Partner

We generally would not be able to withdraw as the general partner of our Operating Partnership or transfer our general partnership interest in our Operating Partnership (unless we transferred our interest to a wholly owned subsidiary). The principal exception to this would be if we merged with another entity and (1) the holders of a majority of partnership units (including those we held) approved the transaction; (2) the limited partners received or had the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately before such transaction; (3) we were the surviving entity and our stockholders did not receive cash, securities or other property in the transaction; or (4) the successor entity contributed substantially all of its assets to our Operating Partnership in return for an interest in our Operating Partnership and agreed to assume all obligations of the general partner of our Operating Partnership. If we voluntarily sought protection under bankruptcy or state insolvency laws, or if we were involuntarily placed under such protection for more than 90 days, we would be deemed to be automatically removed as the general partner. Otherwise, the limited partners would not have the right to remove us as general partner.

Transferability of Interests

With certain exceptions, the limited partners would not be able to transfer their interests in our Operating Partnership, in whole or in part, without our written consent as the general partner.

Amendment of Limited Partnership Agreement

We expect amendments to the partnership agreement would require the consent of the holders of a majority of the partnership units including the partnership units we and our affiliates held. Additionally, we, as general partner, would be required to approve any amendment. We expect that certain amendments would have to be approved by a majority of the units held by third-party limited partners.

PLAN OF DISTRIBUTION

The Offering

This is a continuous offering of common stock as permitted by the federal securities laws. We are publicly offering two classes of our common stock: Class A shares and Class T shares, each individually priced at $15.00 per share. We are offering a maximum of $1,100,000,000 of shares of our common stock, consisting of up to $1,000,000,000 in shares in our primary offering and up to $100,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of Class A shares and Class T shares with a dollar value up to the maximum offering amount and we reserve the right to reallocate among these classes of shares. We also reserve the right to reallocate the shares we are offering between the primary offering and our distribution reinvestment plan. Shares purchased through our distribution reinvestment plan will initially be purchased at a price of $14.25 per Class A share and $14.25 per Class T share. We may sell the shares in this offering until [                    ], 2017, which is two years from the effective date of this offering; however, we may decide to extend this offering, which may be for up to an additional 18 months, or we may terminate the offering earlier. In some states, we will need to renew our registration annually in order to continue offering shares. Therefore, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Our dealer manager is not required to sell any specific number, dollar amount or class of shares but will use its best efforts to sell the shares offered. We will not sell any shares unless we raise gross offering proceeds in the primary offering of $2,000,000 in any combination of purchases of Class A shares and Class T shares, including sales made to our sponsor, its affiliates and our directors and officers, by one year from the effective date of this offering, which we refer to as the minimum offering requirement. Purchases of Class A shares by our managers, officers and other affiliated persons and entities will be included for purposes of determining whether we have satisfied the minimum offering requirement.

Class A shares and Class T shares each are available for purchase by the general public through different distribution channels. Our executive officers and board of directors and their immediate family members, as well as officers and employees of the advisor and other affiliates of the advisor and their immediate family members may only purchase Class A shares.

Pending our satisfaction of the minimum offering requirement, all subscription payments will be placed in an interest bearing account, or as may otherwise be instructed by us and in accordance with applicable rules and regulations applicable to such accounts, held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us. If we do not raise gross offering proceeds of $2,000,000 by one year from the effective date of this offering, including sales made to our sponsor, its affiliates and our directors and officers, we will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. Upon satisfying the minimum offering requirement, other than funds from subscriptions from Pennsylvania residents, funds will be released from escrow to us within approximately 30 days and investors with subscription funds held in the escrow will be admitted as stockholders as soon as practicable, but in no event later than 15 days after such release. The dealer manager will notify the network of participating broker-dealers once the minimum offering requirement has been satisfied.

The share classes have different selling fees. In addition, Class T shares also will have a distribution fee, as described below. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Specifically, distributions on Class T shares will likely be lower than distributions on Class A shares because Class T shares are subject to ongoing distribution fees. When deciding which class of shares to buy, you should consider, among other things, whether you are eligible to purchase one or more classes of shares, the amount of your investment, the length of time you intend to hold the shares (assuming you are able to dispose of them), the selling commission and fees attributable to each class of shares and whether you qualify for any selling commission discounts described below. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.

Investments are made by completing and properly executing a subscription agreement (in the form attached to this prospectus as Appendix B, Appendix C or Appendix D, as applicable). The initial minimum permitted purchase is $2,500 in any combination of Class A shares or Class T shares. Additional purchases must be for a minimum of $100, except for purchases made pursuant to our distribution reinvestment plan. Your investment funds must be submitted with the subscription agreement.

We will provide an initial NAV per share of each class of our common stock based on information as of a date no later than 18 months after the month in which our initial primary offering being conducted by this prospectus ends (or earlier, if deemed advisable by our board of directors or required by applicable regulations). We will provide an update of the initial estimated NAV as of the end of each completed fiscal quarter (or fiscal year, in the case of a quarter ending at a fiscal year-end) thereafter. In the event we determine our NAV during the period of this offering, we will adjust the offering price per share accordingly.

Prior to our satisfaction of the minimum offering requirement, you should make your check payable to “UMB Bank, N.A., as escrow agent for Resource Real Estate Innovation Office REIT, Inc.” Subsequent to our satisfaction of the minimum offering requirement, you should make your check payable to “Resource Real Estate Innovation Office REIT, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Subscriptions will be accepted or rejected within 10 business days of receipt of each completed subscription agreement by us and, if rejected, all funds shall be returned to subscribers without deduction for any expenses within 10 business days from the date the subscription is rejected. In no event will the investors be admitted as members of our company any later than the last day of the calendar month following the date their subscription was accepted by us. We are not permitted to accept a subscription for the shares until at least five business days after the date you receive the final prospectus. If we accept your subscription, our transfer agent will mail you a confirmation of acceptance.

Dealer Manager

Our dealer manager, Resource Securities, registered as a broker-dealer with the SEC in April 2005, and this offering will be the twelfth offering conducted by our dealer manager for Resource Real Estate-sponsored programs. Resource Securities is indirectly owned and controlled by Resource America and its principal business is to sell the securities of programs sponsored by affiliates of Resource America, including Resource Real Estate-sponsored programs. For additional information about our dealer manager, including information related to its affiliation with us and our advisor, see “Management—Other Affiliates—Dealer Manager,” and “Conflicts of Interest—Affiliated Dealer Manager” and “—Certain Conflict Resolution Measures.”

Underwriting Compensation

We will enter into a dealer manager agreement with our dealer manager and will have the following compensation arrangements in connection with this offering. We will not pay referral or similar fees to any accountant, attorneys or other persons in connection with the distribution of shares. Underwriting compensation includes selling commissions, dealer manager fees, distribution fees in connection with Class T shares, marketing support fees, wholesaling compensation and expense reimbursements, expenses relating to sales seminars and sales incentives, legal and due diligence expenses.

We expect the dealer manager to authorize other broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell our shares. Except as provided below, our dealer manager will re-allow all of its selling commissions attributable to a participating broker-dealer.

The table and discussion below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell all of the shares offered hereby. To show the maximum amount of dealer manager and participating broker-dealer compensation that we may pay in this offering, this table assumes that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

Summary

The following table shows the selling commissions payable at the time you subscribe for shares in the primary offering, which selling commissions are subject to the provisions for a reduction in certain circumstances as described below:

Maximum up- front sales charge as a % of gross proceeds from such class of shares(1)
Class A shares	7.0%
Class T shares	2.0%

(1)	The selling commissions may be reduced or waived in certain circumstance. See “—Special Discounts.”

The following table shows the fees we will pay the dealer manager with respect to each class of shares. The dealer manager fee is payable at the time you subscribe for shares in the primary offering and the distribution fee for Class T shares acquired in the primary offering is payable on an ongoing basis.

	Class A	Class T
Dealer Manager Fee(1)	3.0%	3.0%
Distribution Fee(2)	None	1.0%

(1)

The dealer manager fee is a percentage of gross proceeds in the primary offering for such class. The dealer manager fee may be reduced or waived at the direction of the dealer manager in certain circumstances. See “—Special Discounts” and “—Volume Discounts.”

(2)

The distribution fee will accrue daily in an amount equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the NAV for the Class T shares only) on a continuous basis from year to year, subject to certain limitations under applicable FINRA rules.

In no event will aggregate underwriting compensation paid exceed 10.0% of gross proceeds of our offering at the termination of the offering. We will not pay selling commissions, dealer manager fees or distribution fees on any shares sold pursuant to our distribution reinvestment plan.

Selling Commissions—Class A Shares

We will pay our dealer manager selling commissions on Class A shares sold in the primary offering of up to 7.0% of the gross proceeds from the sale of such Class A shares. All of the selling commissions are expected to be re-allowed to participating broker-dealers. We will not pay selling commissions on any Class A shares sold pursuant to our distribution reinvestment plan. Selling commissions on Class A shares may be reduced or waived in certain circumstances. See “—Special Discounts” and “—Volume Discounts.”

Selling Commissions—Class T Shares

We will pay our dealer manager selling commissions on Class T shares sold in the primary offering of up to 2.0% of the gross proceeds from the sale of such Class T shares. All of the selling commissions are expected to be re-allowed to participating broker-dealers. We will not pay selling commissions on any Class T shares sold pursuant to our distribution reinvestment plan. Selling commissions on Class T shares may be reduced or waived in certain circumstances. See “—Special Discounts.”

Dealer Manager Fee—Class A and Class T Shares

We will pay our dealer manager a dealer manager fee for coordinating our marketing and distribution efforts on Class A shares and Class T shares sold in the primary offering. The dealer manager fee for Class A shares and Class T shares sold in the primary offering will be up to 3.0% of the gross proceeds from the sale of such Class A and Class T shares. The dealer manager may re-allow a portion of the dealer manager fee to participating broker-dealers as a marketing fee. We will not pay dealer manager fees with respect to Class A shares and Class T shares sold pursuant to our distribution reinvestment plan. Dealer manager fees on Class A shares and Class T shares may be reduced or waived in certain circumstances. See “—Special Discounts” and “—Volume Discounts.”

The dealer manager may re-allow to any participating broker-dealer up to 1.0% of the proceeds from shares sold by that participating broker-dealer (based on a $15.00 per share purchase price) as a marketing fee, provided that the dealer manager may adjust the amount of the reallowance, in its sole discretion, based upon a number of factors including the number of shares sold by a participating broker-dealer in this offering, the participating broker-dealer’s level of marketing support and bona fide conference fees incurred, each as compared to those of the other participating broker-dealers. The marketing fee paid to participating broker-dealers would be paid by the dealer manager out of its dealer manager fee. In addition to selling commissions and marketing fees, and subject to the limits described below, we may reimburse the dealer manager and broker-dealers for bona fide invoiced due diligence expenses.

If an investor purchases shares in this primary offering net of commissions through a registered investment advisor that is affiliated with a participating broker-dealer in a transaction in which the registered investment advisor is compensated on a fee-for-service basis by the investor, the dealer manager may re-allow to the affiliated participating broker-dealer a marketing fee in an amount as determined in the paragraph above. The marketing fee paid to participating broker-dealers would be paid by the dealer manager out of its dealer manager fee. If an investor purchases shares in this offering through a registered investment advisor (or bank acting as a trustee or fiduciary) not affiliated with a participating broker-dealer, the dealer manager will not re-allow any portion of the dealer manager fee. Neither the dealer manager nor its affiliates will compensate any person engaged as an investment adviser by a potential investor as an inducement for such investment adviser to advise favorably for an investment in us.

Distribution Fee—Class T Shares Only

We will pay our dealer manager a distribution fee with respect to our Class T shares as additional compensation for selling shares in the offering and for ongoing stockholder services. The distribution fee will accrue daily in an amount equal to 1/365th of 1.0% of the amount of the purchase price per share (or, once reported, the NAV for our Class T shares) on a continuous basis from year to year. The distribution fee will be payable in arrears on a monthly basis. The dealer manager may re-allow the distribution fee to participating broker-dealers and servicing broker-dealers. We will continue paying distribution fees with respect to Class T shares sold in the primary offering until the earlier to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds of our primary offering, (iii) there are no longer any Class T shares outstanding. We will not pay distribution fees with respect to Class T shares sold pursuant to our distribution reinvestment plan.

Other Compensation

In addition, we and, to a lesser extent, our affiliates may reimburse our dealer manager and its associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. We may also reimburse for accountable and non-accountable expenses such as for marketing support and due diligence. Amounts paid by us to our dealer manager may be paid by our dealer manager to any participating broker-dealers. We may also reimburse the participating broker-dealers for certain expenses incurred in connection with this offering. Expenses that we may pay to participating broker-dealers, or those expenses our dealer manager re-allows to participating broker- dealers, are subject to reimbursement for reasonable out-of-pocket expenses incurred and supported by a detailed and itemized invoice or similar statement from the participating broker-dealer that demonstrates the actual expenses incurred and include reimbursements for costs and expenses related to investor and broker-dealer sales and training meetings, broker-dealer training and education meetings for such meetings conducted by us, our dealer manager or participating broker dealers and including costs of technology associated with the offering and other costs and expenses related to such technology costs.

We, or our affiliates, may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. The value of any non-cash compensation items that are gifts may not exceed an aggregate of $100 per sales person, per year in accordance with FINRA regulations. In the event other incentives are provided to registered representatives of the dealer manager or the participating broker- dealers, those incentives will be paid only in cash, and such payments will be made only to the dealer manager, not to participating broker-dealers or to their registered representatives. This offering is being made in compliance with Conduct Rule 2310 of FINRA. Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering may not exceed 10% of our gross offering proceeds as of the termination of the offering. FINRA rules also limit our total organization and offering expenses (including selling commissions, bona fide due diligence expenses and underwriting compensation) to 15% of our gross offering proceeds.

To the extent permitted under applicable law and our operating agreement, we have agreed to indemnify the dealer manager, participating broker-dealers, and selected registered investment advisors against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

The dealer manager and/or participating broker-dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to the dealer manager and participating broker-dealers as an alternative to paper copies when possible. If the dealer manager or a participating broker-dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and FINRA and any laws or regulations related to the electronic delivery of documents.

Share Distribution Channels

We expect our dealer manager to use multiple distribution channels to sell our shares. These channels may have different selling commissions or dealer manager fees, and, in the case of Class T shares, distribution fees, which may determine whether that broker-dealer makes available to you Class A shares or Class T shares, and the purchase price of such shares. See “—Special Discounts.”

Our dealer manager is expected to engage participating broker-dealers in connection with the sale of the shares of this offering in accordance with participating broker-dealer agreements. No participating broker-dealers have entered into a participating broker-dealer agreement related to this offering prior to the effective date of our registration statement. Except as otherwise described, selling commissions, dealer manager fees and, in the case of Class T shares, distribution fees, will be paid by us to our dealer manager in connection with such sales.

We also expect to deliver shares through independent investment advisors (affiliated with registered broker- dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

We may sell shares to certain institutional investors in negotiated transactions in which we will determine the per share price through negotiations with these institutional investors.

Investments through IRA Accounts

If you would like to purchase shares through an IRA account, First Trust Retirement has agreed to act as IRA custodian for purchasers of our common stock as described below; however, we do not require that you use our IRA custodian.

If you would like to establish a new IRA account with First Trust Retirement for an investment in our shares, there will be a reduced first-year annual IRA maintenance fees of such accounts with First Trust Retirement. After we pay the first calendar year base fee, investors will be responsible for the full annual IRA maintenance fees charged by First Trust Retirement, charged at the beginning of each calendar year. Further information about custodial services is available through your broker or through our dealer manager.

Special Discounts

If an investor purchases our shares through one of the channels described below, we intend to sell the shares at a negotiated discount, reflecting reduced or waived selling commissions or dealer manager fees in connection with such purchases. We expect to receive substantially the same net proceeds for sales of shares through these channels. Neither our dealer manager nor its affiliates are expected to compensate any person engaged as a financial advisor by a potential investor to induce such financial advisor to advise favorably for an investment in us.

Class A Shares and Class T shares

The selling commission will be waived in connection with the following categories of sales:

•	sales in which an investor pays a broker-dealer a fixed fee, e.g., a percentage of assets under management, for investment advisory and broker-dealer services, which is referred to as a “wrap fee;”

•	sales made by certain selected participating broker-dealers at the discretion of the dealer manager;

•	sales in managed accounts that are managed by participating broker-dealers or their affiliates;

•	sales to employees of selected participating broker-dealers;

•

sales in which the investor has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment adviser that is also registered as a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor); or

•	sales made through a bank acting as trustee or fiduciary.

If any investor purchases shares through one of these channels in our primary offering, we will sell the shares at a 7% discount, or at $13.95 per share, reflecting that selling commissions will not be paid in connection with such purchases. We will receive substantially the same net proceeds for sales of shares through these channels.

In addition, the dealer manager may reduce or waive selling commissions and may reduce dealer manager fees with respect to sales of Class A shares and Class T shares to institutional clients aggregated through an omnibus account.

Friends and Family

Our executive officers and managers and their immediate family members, as well as officers and persons associated with our advisor and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase Class A shares in this offering at a discount. The purchase price for such shares will be $13.50 per share, reflecting the fact that selling commissions in the amount of $1.05 per share and the dealer manager fee in the amount of $0.45 per share will be waived and not payable in connection with such shares. There is no limit on the number of Class A shares that may be sold to such persons.

Volume Discounts (Class A Shares Only)

In connection with sales of over $500,000 in any combination of Class A shares to a qualifying purchaser (as defined below), a participating broker-dealer may offer such qualifying purchaser a volume discount by reducing or eliminating the selling commissions, where applicable, and/or reducing dealer manager fees. Such reduction would be credited to the qualifying purchaser by reducing the total purchase price payable by the qualifying purchaser for the shares purchased by the qualifying purchaser. The net proceeds to us from sales of shares eligible for a volume discount will be the same as from other sales of the shares.

The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for shares purchased in the primary offering:

Dollar Amount of Shares Purchased	Class A
	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per Share to Investor
$500,000 or less	7.00%	3.00%	$15.00
$500,001-$1,000,000	6.00%	3.00%	$14.85
$1,000,001-$2,000,000	5.00%	3.00%	$14.70
2,000,001-$3,000,000	4.00%	3.00%	$14.55
3,000,001-$5,000,000	3.00%	2.60%	$14.34
5,000,001-$10,000,000	2.00%	2.60%	$14.19
10,000,001 and above	1.00%	2.40%	$14.01

We will apply the reduced per share purchase price, selling commission, if applicable, and dealer manager fee, set forth in the table above to the entire purchase, not just the portion of the purchase which exceeds the $500,000 share purchase threshold, provided the purchase of all such shares is made at one time. For example, a purchase of 300,000 of Class A shares in a single transaction would result in a purchase price of $4,302,000 ($14.34 per share) and selling commissions of $129,060.

To qualify for a volume discount as a result of multiple purchases of shares, an investor must use the same participating broker-dealer for each purchase and must complete a subscription form for additional purchases, a form of which is included in Appendix D. Once an investor qualifies for a volume discount, the investor will be eligible to receive the benefit of such discount for subsequent purchases of shares in the primary offering made through the same participating broker-dealer. If a subsequent purchase entitles an investor to an increased reduction in selling commissions or dealer manager fees, the volume discount will apply only to the current and future investments.

The following persons qualify as a “qualifying purchaser,” and, to the extent purchased through the same participating broker-dealer, may combine their purchases as a “single qualifying purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employee’s trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and

•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her subscription combined with others as a single qualifying purchaser, that person must request such treatment in writing at the time of that person’s subscription and identify the subscriptions to be combined. Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. If the subscription agreements for the combined subscriptions of a single qualifying purchaser are submitted at the same time, then the selling commissions payable and the discounted share purchase price will be allocated pro rata among the combined subscriptions on the basis of the respective subscription amounts being combined. Otherwise, the volume discount provisions will apply only to the subscription that qualifies the single qualifying purchaser for the volume discount and the subsequent subscriptions of that single qualifying purchaser.

Only the shares purchased in the primary offering are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount or count toward aggregate purchase amounts for the purposes of determining for which purchase price discount level an investor is eligible.

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement like the one contained in this prospectus as Appendix B, Appendix C or Appendix D. Prior to our satisfaction of the minimum offering requirement, you should pay for your shares by delivering a check for the full purchase price of the shares, payable to “UMB Bank, N.A., as escrow agent for Resource Real Estate Innovation Office REIT, Inc.” Subsequent to our satisfaction of the minimum offering requirement you should make your check payable to “Resource Real Estate Innovation Office REIT, Inc.” For residents of Pennsylvania, until we have raised the respective minimum offering amount required in the state of Pennsylvania, the subscription agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Resource Real Estate Innovation Office REIT, Inc.” for the full purchase price should be delivered by your broker-dealer or registered advisor, as applicable. You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will attest that you meet the minimum income and net worth standards described in this prospectus.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager and/or the broker-dealers participating in the offering will promptly submit a subscriber’s check on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. The proceeds from your subscription will be deposited in a segregated escrow account and will be held in trust for your benefit, pending our acceptance of your subscription.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 424(b) of the Securities Act. Once we have satisfied the minimum offering amount, within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days of such acceptance. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Automatic Purchase Program

Investors who desire to purchase shares in this offering at regular intervals may be able to do so by electing to participate in the automatic purchase program by completing an enrollment form that we will provide upon request. Alabama, New Jersey, North Carolina and Ohio investors are not eligible to participate in the automatic purchase program. Custodial accounts are also not eligible to participate in the Automatic Purchase Program. The minimum periodic investment is $100 per month. Investors will pay dealer manager fees and selling commissions in connection with sales under the automatic purchase program to the same extent that they pay those fees and commissions on shares sold in the primary offering outside of the automatic purchase program.

You will receive a confirmation of your purchases under the automatic purchase program no less than quarterly. The confirmation will disclose the following information:

•	the amount invested for your account during the period;

•	the date of the investment;

•	the number and price of the shares purchased by you; and

•	the total number of shares in your account.

To qualify for a volume discount as a result of purchases under the automatic purchase program, you must notify us in writing when you initially become eligible to receive a volume discount and at each time your purchase of shares through the plan would qualify you for an additional reduction in the price of shares under the volume discount provisions described in this prospectus. For a discussion of volume discounts, see the section entitled “—Volume Discounts” above.

If you elect to participate in both the automatic investment program and our distribution investment plan, distributions earned from shares purchased pursuant to the automatic investment program will automatically be reinvested pursuant to the distribution reinvestment plan. For a discussion of the distribution reinvestment plan, see “Description of Shares—Distribution Reinvestment Plan.”

You may terminate your participation in the automatic purchase program at any time by providing us with written notice. If you elect to participate in the automatic purchase program, you must agree that if at any time you fail to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the then current prospectus or in the subscription agreement, you will promptly notify us in writing of that fact and your participation in the automatic purchase program will terminate. See the “Investor Suitability Standards” section of this prospectus (immediately following the cover page) and the form of enrollment form attached hereto as Appendix B.

Minimum Purchase Requirements

Generally, you must initially invest at least $2,500 in our shares to be eligible to participate in this offering. In order to satisfy this minimum purchase requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $100. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in increments of $100. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

You may not transfer fewer shares than the minimum purchase requirement. Unless you are transferring all of your shares of common stock, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These minimum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code.

Special Notice to Pennsylvania Investors

Subscription proceeds received from residents of Pennsylvania will be separately accounted for in an interest-bearing escrow account with the escrow agent until subscriptions for shares aggregating at least $50,000,000 have been received and accepted by us. If we have not raised a minimum of $50,000,000 in gross offering proceeds (including sales made to residents of other jurisdictions) by the end of each 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of this offering), we will notify Pennsylvania investors in writing by certified mail within ten calendar days after the end of each 120-day escrow period that they have a right to have their investments returned to them. If a Pennsylvania investor requests the return of his or her subscription funds within ten calendar days after receipt of the notification, we must return those funds to the investor, together with any interest earned on the funds for the time those funds remain in escrow subsequent to the initial 120-day period, within ten calendar days after receipt of the investor’s request. No interest is payable to an investor who requests a return of his funds at the end of the initial escrow period. Any Pennsylvania investor who requests a return of his funds at the end of any subsequent escrow period will be entitled to receive interest for the time his funds remain in escrow commencing with the first day after the initial escrow period.

Minimum Offering

Subscription proceeds will be placed in escrow until such time as subscriptions aggregating at least the minimum offering of $2,000,000 of shares of our common stock (in any combination of Class A and Class T shares) have been received and accepted by us, except with respect to proceeds from Pennsylvania subscribers, whose investments will be held in escrow until we raise $50,000,000. Any shares purchased by our advisor or its affiliates will count in calculating the minimum offering. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that can be readily sold, with appropriate safety of principal. Subscribers may not withdraw funds from the escrow account.

Pending satisfaction of the minimum offering conditions, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for subscribers’ benefit, pending release to us. If we do not raise at least $2,000,000 in subscription proceeds in our primary offering by [                    ], 2016, which is one year from the effective date of this offering, we will terminate this offering and promptly return all subscribers’ funds, plus accrued interest (subject to withholding for taxes pursuant to applicable Treasury Regulations).

HOW TO SUBSCRIBE

Investors who meet the suitability standards described herein may purchase shares of common stock. See the page following the cover page for the suitability standards. Investors who want to purchase shares should proceed as follows:

•	Read the entire final prospectus and the current supplement(s), if any, accompanying the final prospectus.

•	Complete the execution copy of the subscription agreement or the multi-product subscription agreement.

•

A specimen copy of the subscription agreement, including instructions for completing it, is included as Appendix B. A specimen copy of the multi-product subscription agreement is included as Appendix C. Each investor who is a resident of Alabama, Arkansas, Kentucky, Maryland, Nebraska, New Jersey and Tennessee may not use the multi-product subscription agreement and must use the subscription agreement solely for Resource Real Estate Innovation Office REIT, Inc.

•

Deliver a check for the full purchase price of the shares being subscribed for, payable to “UMB Bank, N.A., as escrow agent for Resource Real Estate Innovation Office REIT, Inc.” Until we have received the minimum offering amount required in the state of Pennsylvania, residents of Pennsylvania should deliver a check to Resource Securities, Inc. or its designated agent, and make it payable to “UMB Bank, N.A., Escrow Agent for Resource Real Estate Innovation Office REIT, Inc.,” along with the completed subscription agreement. The name of the soliciting dealer appears on the subscription agreement. Certain dealers who have “net capital” (as defined in the applicable federal securities regulations) of $250,000 or more may instruct their customers to make their checks payable directly to the dealer. In such case, the dealer will issue a check payable to us of the purchase price of your subscription.

•

By executing the subscription agreement and paying the full purchase price for the shares subscribed for, each investor attests that he or she meets the minimum income and net worth standards as stated in the subscription agreement.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 424(b) of the Securities Act. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

An approved trustee must process through, and forward to, us subscriptions made through individual retirement accounts, Keogh plans and 401(k) plans. In the case of individual retirement accounts, Keogh plans and 401(k) plan stockholders, we will send the confirmation or, upon rejection, refund check to the trustee. If you want to purchase shares through an individual retirement account, Keogh plan or 401(k) plan, First Trust Retirement has agreed to serve as IRA custodian for such purpose for an annual maintenance fee.

You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the TOD form requested from us.

You may elect to have any registered investment advisory fees deducted from your account with us and paid directly to your registered investment advisor by completing and signing a letter of direction. The letter of direction will authorize us to deduct a specified dollar amount or percentage of distributions paid by us as business management and advisory fees payable to your registered investment advisor on a periodic basis. The letter of direction will be irrevocable and we will continue to pay business management fees payable from your account until such time as you provide us with a notice of revocation in the form of Appendix E to this prospectus of your election to terminate deductions from your account for the purposes of such business management fees.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we may utilize additional sales materials in connection with the offering of the shares, although only when accompanied by or preceded by the delivery of this prospectus. These supplemental sales materials may include information relating to this offering, the past performance of Resource Real Estate-sponsored programs, property brochures and articles and publications concerning real estate. In certain jurisdictions, some or all of our supplemental sales materials may not be permitted.

We are offering shares only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this prospectus, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part.

LEGAL MATTERS

Venable LLP, Baltimore, Maryland, has passed upon the legality of the common stock. Morris, Manning & Martin, LLP, Atlanta, Georgia, has passed upon the legal matters in connection with our status as a REIT for U.S. federal income tax purposes. Morris, Manning & Martin, LLP is entitled to rely on the opinion of Venable LLP as to all matters of Maryland law. Neither Venable LLP nor Morris, Manning & Martin, LLP purports to represent our stockholders or potential investors, who should consult their own counsel. Morris, Manning & Martin, LLP also provides legal services to RRE Innovation Office Advisor, LLC, our advisor and its affiliates.

EXPERTS

The consolidated financial statements of Resource Real Estate Innovation Office REIT, Inc. as of [                    ], included in this registration statement and prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

After commencement of this offering, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington, D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

There is additional information about us and our affiliates on our Internet site at www.[                    ].com, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

RESOURCE REAL ESTATE INNOVATION OFFICE REIT, INC. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF OPERATIONS

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[To be provided]

F-2

APPENDIX A

PRIOR PERFORMANCE TABLES

As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Innovation Office REIT, Inc.

The following Prior Performance Tables (the “Tables”) provide information relating to real estate investment programs (the “Prior Real Estate Programs”) sponsored by Resource Real Estate, Inc. and its affiliates, who control our advisor. As of December 31, 2013, all of the Prior Real Estate Programs’ offerings were closed or completed. Each of the Prior Real Estate Programs presented has investment objectives similar to Resource Real Estate Innovation Office REIT, Inc. in that they invested in real estate, however they all invested in multifamily rather than office properties.

Investors in Resource Real Estate Innovation Office REIT, Inc. will not own any interest in any Prior Real Estate Program and should not assume that they will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

Our advisor is responsible for the acquisition, operation, maintenance and resale of the real estate properties and real estate-related debt investments. Resource Real Estate, Inc. controls our advisor and was a sponsor of the Prior Real Estate Programs. The financial results of the Prior Real Estate Programs thus provide an indication of Prior Real Estate Programs for which Resource Real Estate, Inc. was ultimately responsible and the performance of these programs during the periods covered. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

The tables presented in this report provide summary unaudited information related to the Prior Real Estate Programs. By purchasing shares in our ongoing public offering, investors will not acquire any ownership interest in any funds to which the information in this report relates and investors should not assume that they will experience returns, if any, comparable to those experienced by the investors in the real estate funds discussed. Further, the private funds discussed in this report were conducted through privately-held entities that may not have been subject to the up-front commissions, fees and expenses associated with our ongoing public offering nor all of the laws and regulations that will apply to us as a publicly offered REIT.

The information in these tables should be read together with the summary information under the “Prior Performance Summary” section of this prospectus. The following tables are included in this prospectus:

•	Table III—Annual Operating Results of Prior Real Estate Programs;

•	Table IV—Results of Completed Programs; and

•	Table V—Sale or Disposition of Assets.

Please note that Table I—Experience in Raising and Investing Funds and Table II—Compensation to Sponsor have been omitted from this prospectus as the offerings for each of the respective Prior Real Estate Programs closed prior to January 1, 2010.

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

This Table sets forth the annual operating results of Prior Real Estate Programs that have closed offerings since January 1, 2009 and that have similar investment objectives to Resource Real Estate Innovation Office REIT, Inc.

Resource Real Estate presents the data in Prior Performance Table III for each program in conformity with accounting principles generally accepted in the United States of America, or GAAP, which incorporates accrual basis accounting. When a real estate program owns 100% of the property, 100% of the program’s operating results are presented for the relevant years. When a real estate program directly invests in and owns a partial tenant-in-common interest in the property (as an example, 25.0%) and the remaining interest of the property (75.0%) is owned by unaffiliated tenants-in-common, only the operating results relating to the program’s ownership in the property (25.0%) are presented for the relevant years. The allocation is based on the public or private program’s effective ownership in the property.

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

As of December 31, 2013

	Resource Real Estate Investors 7, L.P.
	2008	2009	2010	2011	2012	2013
Rental Income and Other Income	$934,142	$7,405,605	$7,577,852	$7,945,155	$10,542,707	$11,761,198
Income/loss on investment in unconsolidated entity	0	0	0	0	0	0
Profit (loss) on sale of properties	0	0	0	0	0	0
Less: Operating expenses	(483,291)	(4,726,818)	(4,544,245)	(4,733,794)	(7,166,618)	(7,001,124)
Interest expense	(329,048)	(2,220,240)	(2,274,741)	(2,225,708)	(2,533,731)	(2,573,836)
Provision for loan loss
Depreciation	(316,830)	(3,387,686)	(2,044,858)	(2,124,341)	(3,076,016)	(2,943,503)
Depreciation from pass thru investments	0	0	0

Net Income—GAAP Basis	(195,027)	(2,929,139)	(1,285,992)	(1,138,688)	(2,233,658)	(757,265)

Taxable Income
- from operations	(116,847)	(1,989,936)	(1,160,747)	(993,171)	(968,843)	(510,342)
- from gain on sale	0	0	0	0

Cash generated from operations	233,172	1,038,578	1,091,846	1,379,953	1,936,000	3,133,615
Cash generated from equity investments	0	0	0	0	0	0
Cash generated from sales and refinancing	0	0	0	0	0	0
Cash generated from recapitalization	0	0	0	0	0	0

Cash generated from operations, sales and refinancing	233,172	1,038,578	1,091,846	1,379,953	1,936,000	3,133,615

Less: Cash distributions to investors
- from operating cash flow	(71,078)	(1,038,578)	(1,091,846)	(1,379,953)	(1,637,928)	(1,637,943)
- from reserves	0	(237,731)	(545,099)	(257,025)	0	0
Other
- from sales and refinancing	0	0	0	0	0	0
- from liquidating distributions	0	0	0	0	0	0

Cash generated (deficiency) after cash distributions	162,094	(237,731)	(545,099)	(257,025)	298,072	1,495,672
Less: Special Items	0	0	0	0	0	0

Cash generated (deficiency) after cash distributions and special items	162,094	(237,731)	(545,099)	(257,025)	298,072	1,495,672

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (cont’d)

As of December 31, 2013

	Resource Real Estate Investors 7, L.P.
	2008	2009	2010	2011	2012	2013
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
- from real estate rental activities	(22)	(64)	(38)	(32)	(30)	(16)
- from portfolio interest income	7	3	2	1	1	0
- from recapture	0	0	0	0	0	0
Capital gain (loss)	0	0	0	0	0	0

Cash Distributions to Investors Source (on GAAP basis)
- Real estate rental activities	9	32	34	42	50	50
- Reserves	0	7	17	8	0	0
- Other	0	0	0	0	0	0
- Return of capital	0	0	0	0	0	0

Source (on cash basis)
- Sales	0	0	0	0	0	0
- Refinancing	0	0	0	0	0	0
- Reserves	0	7	17	8	0	0
- Real estate operations	9	32	34	42	50	50

Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%	100%	100%	100%	100%	100%

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

As of December 31, 2013

	Resource Real Estate Opportunity Fund, L.P.					Resource Real Estate Opportunity REIT, Inc.
	2009	2010	2011	2012	2013	2010	2011	2012	2013
Rental Income and Other Income	$416,475	$5,889,112	$11,626,593	$13,304,849	$13,198,993	$284,247	$4,136,816	$17,573,198	$44,510,899
Income/loss on investment in unconsolidated entity	0	0	0	2,174,186	0	0	0		(700,993)
Profit (loss) on sale of properties	0	2,628,492	1,275,968	—	13,339,394	—	250,000	4,137,887	3,173,111
Less: Operating expenses	(1,679,207)	(10,230,578)	(11,094,267)	(10,819,315)	(10,599,756)	(2,160,939)	(9,941,568)	(22,479,010)	(47,273,866)
Interest expense	(176,130)	(1,531,529)	(2,221,010)	(2,005,927)	(883,351)	—	(9,246)	(545,893)	(950,742)
Provision for loan loss				—	—
Depreciation	(206,718)	(3,556,343)	(2,987,314)	(3,355,974)	(3,239,863)	(198,319)	(1,564,890)	(9,029,469)	(18,244,713)
Depreciation from pass thru investments	0	—	—	—	—	—	—	—	—

Net Income—GAAP Basis	(1,645,580)	(6,800,846)	(3,400,030)	(702,181)	11,815,417	(2,075,011)	(7,128,888)	(10,343,287)	(19,486,304)

Taxable Income
- from operations	(1,072,756)	(9,040,963)	(3,353,110)	(1,311,011)	(477,345)	(1,764,725)	(4,536,618)	(1,558,501)	(17,415,606)
- from gain on sale	0	0	0	0	359,135	0	0	0	3,173,111
Cash generated from operations	(1,160,440)	(2,449,443)	589,400	1,649,293	1,564,990	(1,406,000)	(5,499,000)	(3,522,000)	(7,467,000)
Cash generated from equity investments	0	0	0	0	0	0	0	0	0
Cash generated from sales and refinancing	0	10,256,915	2,388,854	9,916,294	17,830,460	0	1,277,000	518,000	149,289,000
Cash generated from recapitalization	0	0	0	0	0	0	0	0	0

Cash generated from operations, sales and refinancing	(1,160,440)	7,807,472	2,978,254	11,565,587	19,395,450	(1,406,000)	(4,222,000)	(3,004,000)	141,822,000
Less: Cash distributions to investors
- from operating cash flow	0	(1,129,572)	(510,325)	0	(8,000,122)	0	0	0	0
- from reserves		0	0	0	0	0	0	(841,000)	(4,757,000)
Other
- from sales and refinancing	0	0	(4,337,096)	(1,987,161)	(3,500,000)	0	0	0	0
- from liquidating distributions	0	0	0	0	0	0	0	0	0

Cash generated (deficiency) after cash distributions	(1,160,440)	6,677,900	(1,869,167)	9,578,426	7,895,328	(1,406,000)	(4,222,000)	(3,845,000)	137,065,000
Less: Special Items	0	0	0	0	0	0	0	0	0

Cash generated (deficiency) after cash distributions and special items	(1,160,440)	6,677,900	(1,869,167)	9,578,426	7,895,328	(1,406,000)	(4,222,000)	(3,845,000)	137,065,000

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (cont’d)

As of December 31, 2013

	Resource Real Estate Opportunity Fund, L.P.					Resource Real Estate Opportunity REIT, Inc.
	2009	2010	2011	2012	2013	2010	2011	2012	2013
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
- from real estate rental activities	(27)	(220)	(82)	(32)	(12)	(156)	(67)	(27)	(29)
- from portfolio interest income	1	2	1	1	0	36	0	1	0
- from recapture	0	0	0	0	0	0	0	0	0
Capital gain (loss)	0	0	0	0	9	0	0	0	5

Cash Distributions to Investors Source (on GAAP basis)
- Real estate rental activities	0	27	12	0	193	0	0	0	0
- Reserves	0	0	0	0	0	0	0	4	8
- Other	0	0	0	0	0	0	0	0	0
- Return of capital	0	0	105	48	85	0	0	0	0

Source (on cash basis)
- Sales	0	0	105	48	85	0	0	0	0
- Refinancing	0	0	0	0	0	0	0	0	0
- Reserves	0	0	0	0	0	0	0	4	8
- Real estate operations	0	27	12	0	193	0	0	0	0

Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%	100%	100%	100%	100%	100%	100%	100%	100%

TABLE IV

(UNAUDITED)

RESULTS OF COMPLETED PROGRAMS

This table provides summary information on the results of Prior Real Estate Programs that have closed offerings since January 1, 2009 and that have similar investment objectives to Resource Real Estate Innovation Office REIT, Inc.

As of December 31, 2013

AR Real Estate Investors, LP
Program Name
Dollar Amount Raised	$25,262,138
Number of Properties Purchased	6
Date of Closing of Offering	5/31/2004
Annual Return on Investment	9.09%
Median Annual Leverage
Date of First Sale of Property	7/15/2005
Date of Final Sale of Property	1/31/2013

Amount Paid to Sponsors from Operations
Property Management Fees	1,814,855
Partnership Management Fees	2,276,296
Reimbursements	—
Leasing Commissions	—
Other—O&O and Underwriting Fees	1,006,324

TABLE V

(UNAUDITED)

SALE OR DISPOSITION OF ASSETS

This table sets forth summary information on the aggregate sales or disposals of real estate and real estate related investments made by prior Real Estate programs since January 1, 2011 and that have similar investment objectives to Resource Real Estate Innovation Office REIT, Inc. All data is as of December 31, 2013.

				Selling Price, Net of Closing Costs					Cost of Properties, Including Closing and Soft Costs
Property	Location	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at time of sale	Purchase Money Mortgage Taken back by program	Adjustments Resulting from application of GAAP	Total	Original Mortgage Financing	Total Acquisition Costs, Capital Improvement, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Tanglewood Court	Houston, TX	6/12/2003	9/19/2011	5,134,498	29,183,464	—	—	34,317,962	32,500,000	9,123,359	41,623,359	(9,012,030)
Nittany Pointe	Altoona, PA	3/31/2003	1/31/2013	25,565,554	10,787,314	—	—	36,352,868	12,750,000	2,972,328	15,722,328	26,660,943
Town Park	Birmingham, AL	12/21/2010	4/30/2013	9,922,771	—	—	—	9,922,771	—	5,936,609	5,936,609	2,888,207
Parkway & Parkgreen	Houston, TX	3/31/2010	9/18/2013	10,646,934	9,979,492	—	—	20,626,426	—	9,152,556	9,152,556	8,633,908
300 N. Vista	Houston, TX	1/27/2010	12/19/2013	7,183,527	—	—	—	7,183,527	—	3,407,381	3,407,381	817,186
Chinoe Creek	Lexington, KY	5/12/2003	6/22/2009	3,362,159	13,457,120	—	—	16,819,279	14,700,000	4,876,025	19,576,025	2,446,697
Summit	Albuquerque, NM	12/16/2003	12/9/2009	2,377,524	8,886,859	—	—	11,264,383	9,400,000	3,187,905	12,587,905	1,567,399
Portland Courtyard	Los Angeles, CA	9/11/2003	7/24/2009	2,752,696	4,188,158	—	—	6,940,854	4,560,000	1,791,707	6,351,707	312,013

APPENDIX B

FORM OF SUBSCRIPTION AGREEMENT

[Updated draft to be provided]

B-1

APPENDIX C

FORM OF MULTI-PRODUCT SUBSCRIPTION AGREEMENT

[To be provided]

C-1

EXHIBIT D

FORM OF ADDITIONAL SUBSCRIPTION AGREEMENT

D-1

APPENDIX E

DISTRIBUTION REINVESTMENT PLAN

Resource Real Estate Innovation Office REIT, Inc., a Maryland corporation (the “Company”), has adopted this Distribution Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter unless otherwise defined herein.

1. Number of Shares Issuable. The number of shares of Common Stock authorized for issuance under the DRP is 10,000,000 of Class A Common Stock and Class T Common Stock, at an initial price of $14.25 per share of Class A Common Stock and $14.25 per share of Class T Common Stock.

2. Participants. “Participants” are holders of the Company’s shares of Common Stock who elect to participate in the DRP.

3. Distribution Reinvestment. The Company will apply that portion (as designated by a Participant and subject to the limitation described below) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s shares of Common Stock to the purchase of additional shares of Common Stock for such Participant. To the extent required by state securities laws, such shares will be sold through the broker-dealer and/or dealer manager through whom the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions on shares of Common Stock purchased in the DRP.

4. Procedures for Participation. Qualifying stockholders may elect to become a Participant by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the dealer manager or participating broker-dealers. Participants must designate at least 20% of such Participant’s Distributions for the purchase of additional shares of Common Stock. To increase their participation, Participants must complete a new enrollment form and, to the extent required by state securities laws, make the election through the dealer manager or the Participant’s broker-dealer, as applicable. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid as authorized and declared by the Company’s board of directors.

5. Purchase of Shares. Until the Company establishes an estimated value per share of Common Stock that is not based on the price to acquire a share of Common Stock in the Company’s primary offering, Participants will acquire Class A Common Stock at a price of $14.25 per share and Class T Common Stock at a price of $14.25 per share. Upon the Company’s announcement in a public filing with the Securities and Exchange Commission that the Company has established an estimated value per share of Common Stock that is not based on the price to acquire a share of Common Stock in the Company’s primary offering, Participants will acquire Common Stock at a price equal to the estimated value of the Company’s Common Stock. The Company expects to establish an estimated value per share of Common Stock that is not based on the price to acquire a share of Common Stock in the Company’s primary offering after the completion of its offering stage and to provide updated estimates of the per share value of its Common Stock from time to time thereafter. The Company’s offering stage will be complete when the Company is no longer publicly offering equity securities—whether through its initial public offering or follow-on public offerings—and has not done so for 18 months. For the purpose of determining when the Company’s offering stage is complete, public equity offerings do not include offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan, or the redemption of interests in RRE Innovation Office OP, LP, the Company’s operating partnership. Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s charter, as amended.

E-1

6. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7. Share Certificates. The shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.

8. Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

9. Reports. Within 90 days after the end of the calendar year, the Company shall provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of shares owned, as well as the amount of Distributions received during the prior year; and (ii) all material information regarding the DRP and the effect of reinvesting dividends, including the tax consequences thereof. The Company shall provide such information reasonably requested by the dealer manager or a participating broker-dealer, in order for the dealer manager or participating broker-dealer to meet its obligations to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934.

10. Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the month to which the Distribution relates. Any transfer of shares by a Participant will terminate participation in the DRP with respect to the transferred shares. Upon termination of DRP participation, Distributions will be distributed to the stockholder in cash.

11. Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason upon ten days’ written notice to the Participants, except the Company may not amend the DRP to remove the right of a Participant to terminate participation in the DRP. With respect to material changes, the Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports filed with the SEC, and (b) in a separate mailing to the Participants. With respect to immaterial changes, the Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports filed with the SEC, (b) in a separate mailing to the Participants, or (c) on the Company’s web site.

12. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

13. Governing Law. The DRP shall be governed by the laws of the State of Maryland.

E-2

Until [                    ], 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as soliciting dealers.

We have not authorized any dealer, salesperson or other individual to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate as of any time subsequent to the date of this prospectus.

Our shares are not FDIC insured, may lose value and are not bank guaranteed. See “Risk Factors” beginning on page 25, to read about risks you should consider before buying shares of our common stock.

Maximum Offering of

$1,100,000,000 of Shares

of Common Stock

Minimum Offering of

$2,000,000 of Shares

of Common Stock

PROSPECTUS

RESOURCE SECURITIES, INC.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Resource Real Estate Innovation Office REIT, Inc. (the “Company”) in connection with the distribution of the securities being registered other than selling commissions and the dealer manager fee. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

Item	Amount
SEC registration fee	$141,680
FINRA filing fee	165,500
Legal	992,099
Blue sky expenses	165,125
Accounting	248,348
Advertising & Sales literature	1,026,254
Issuer and retail seminars	350,653
Printing	2,259,962
Postage and delivery	411,558
Escrow Agent fees	8,667
Due diligence expenses	627,789
Telephone	52,500
Other expenses relating to the offering and registration of securities*	4,107,514

Total	$10,564,577

*	Includes personnel costs of RRE Innovation Office Advisor, LLC or its affiliates for offering-related matters, including the preparation and distribution of investor reports and marketing materials.

Item 32. Sales to Special Parties

The Company’s directors and officers and (to the extent consistent with applicable laws and regulations) the employees of RRE Innovation Office Advisor, LLC and affiliated entities, business associates and others purchasing pursuant to the Company’s “friends and family” program, participating broker-dealers, their retirement plans, their representatives and the family members, IRAs and the qualified plans of their representatives will be allowed to purchase Class A shares in the Company’s primary offering at a discount from the public offering price. The purchase price for such shares will be $13.50 per share, reflecting the fact that selling commissions in the amount of $1.05 per share and the dealer manager fee in the amount of $0.45 per share will not be payable in connection with such sales. There is no limit on the number of Class A shares that may be sold to such persons. The net proceeds to the Company from such sales made net of commissions will be substantially the same as the net proceeds the Company receives from other sales of share in the primary offering.

Item 33. Recent Sales of Unregistered Securities

In connection with its organization, on June 25, 2014, the Company issued 14,814.81 shares of its common stock to RRE Innovation Office Advisor, LLC at a purchase price of $13.50 per share for an aggregate purchase price of $200,000. The Company issued these shares in a private transaction exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933.

Item 34. Indemnification of Directors and Officers

Subject to the significant conditions set forth below, the Company has included in its charter a provision limiting the liability of its directors and officers to the Company and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

Subject to the significant conditions set forth below, the charter also provides that the Company shall indemnify a director, officer or the advisor or any of its affiliates against any and all losses or liabilities reasonably incurred by them (other than when sued by or in right of the Company) in connection with or by reason of any act or omission performed or omitted to be performed on behalf of the Company in such capacity.

Under the Company’s charter, the Company shall not indemnify a director, the advisor or any of the advisor’s affiliates (each an “Indemnitee”) for any liability or loss suffered by an Indemnitee, nor shall it exculpate an Indemnitee, unless all of the following conditions are met: (i) an Indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Company; (ii) the Indemnitee was acting on behalf of or performing services for the Company; (iii) such liability or loss was not the result of (A) negligence or misconduct by the Indemnitee, excluding an Independent Director, or (B) gross negligence or willful misconduct by an Independent Director; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from its stockholders. Notwithstanding the foregoing, an Indemnitee shall not be indemnified by the Company for any losses, liability or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular Indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission (“SEC”) and of the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The charter provides that the advancement of Company funds to an Indemnitee for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if (in addition to the procedures required by Maryland law) all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not a common stockholder or the legal action is initiated by a common stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the Indemnitee undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, if the Indemnitee is found not to be entitled to indemnification.

It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

The Company will also purchase and maintain insurance on behalf of all of its directors and executive officers against liability asserted against or incurred by them in their official capacities with the Company, whether or not the Company is required or has the power to indemnify them against the same liability.

Item 35. Treatment of Proceeds from Stock Being Registered

Not applicable.

Item 36. Financial Statements and Exhibits

(a) Financial Statements. See Index to the Consolidated Balance Sheet and Prior Performance Tables.

(b) Exhibits. The following exhibits are filed as part of this registration statement:

Ex.	Description

1.1	Form of Dealer Manager Agreement, including Form of Selected Dealer Agreement and Form of Placement Agreement*

3.1	Form of Amended and Restated Articles of Incorporation*

3.2	Bylaws*

4.1	Form of Subscription Agreement, included as Appendix B to the prospectus*

4.2	Form of Multi-Product Subscription Agreement, included as Appendix C to the prospectus*

4.3	Form of Additional Subscription Agreement, included as Appendix D to the prospectus*

4.4	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates)*

4.5	Distribution Reinvestment Plan, included as Appendix E to prospectus

4.6	Share Redemption Program*

4.7	Escrow Agreement*

5.1	Opinion of Venable LLP re legality*

8.1	Opinion of Morris, Manning & Martin, LLP re tax matters*

10.1	Form of Advisory Agreement*

10.2	Form of Property Management Agreement*

10.3	Agreement of Limited Partnership of RRE Innovation Office OP, LP, dated , 2014*

21.1	Subsidiaries of the Company*

23.1	Consent of Venable LLP and Morris, Manning & Martin, LLP (included in Exhibits 5.1 and 8.1)*

23.2	Consent of Grant Thornton LLP*

24.1	Power of Attorney (included on signature page of registration statement)*

*	To be filed by amendment.

Item 37. Undertakings

(a) The Company undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) The Company undertakes (i) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, (ii) that all post-effective amendments will comply with the applicable forms, rules and regulations of the SEC in effect at the time such post-effective amendments are filed, and (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) The Company undertakes that, for the purpose of determining liability under the Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(d) For the purpose of determining liability of the Company under the Act to any purchaser in the initial distribution of the securities, the Company undertakes that in a primary offering of securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the Company relating to the offering required to be filed pursuant to Rule 424, (ii) any free writing prospectus relating to the offering prepared by or on behalf of the Company or used or referred to by the Company, (iii) the portion of any other free writing prospectus relating to the offering containing material information about the Company or its securities provided by or on behalf of the Company, and (iv) any other communication that is an offer in the offering made by the Company to the purchaser.

(e) The Company undertakes to send to each stockholder, at least on an annual basis, a detailed statement of any transaction with the Advisor or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the Advisor or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(f) The Company undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement should disclose all compensation and fees received by the Advisor and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period.

(g) The Company undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the stockholders at least once each quarter after the distribution period of the offering has ended.

(h) The Company undertakes to provide to the stockholders the financial statements required by Form 10-K for the first full fiscal year of operations.

(i) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(j) The Company undertakes to provide to the dealer manager at the closings specified in the dealer manager agreement the following: (i) if the securities are certificated, certificates in such denominations and registered in such names as required by the dealer manager to permit prompt delivery to each purchaser or (ii) if the securities are not certificated, a written statement of the information required on certificates that is required to be delivered to stockholders to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 6th day of August, 2014.

Resource Real Estate Innovation Office REIT, Inc

By:	/s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer and Director

We, the undersigned officers and directors of Resource Real Estate Innovation Office REIT, Inc, hereby severally constitute Alan F. Feldman, Kevin M. Finkel and Steven R. Saltzman, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement filed herewith and any and all amendments to said registration statement, including any registration statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable Resource Real Estate Innovation Office REIT, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the SEC, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Alan F. Feldman	Chief Executive Officer and Director (Principal Executive Officer)	August 6, 2014
Alan F. Feldman

/s/ Steven R. Saltzman	Chief Financial Officer and Senior Vice President (Principal Financial Officer and Principal Accounting Officer)	August 6, 2014
Steven R. Saltzman

/s/ Jonathan Z. Cohen	Director	August 6, 2014
Jonathan Z. Cohen